

FISCAL YEAR
2023 ANNUAL REPORT

SAIC®

DEAR FELLOW SHAREHOLDERS,

Fiscal year 2023 was a year of great accomplishment and significant progress for SAIC. We continued to focus on long-term value creation as the challenges associated with the COVID-19 pandemic waned. While meeting our financial goals and delivering for our shareholders, we were also able to balance investing for the future. SAIC maintains a focus on meeting the challenges of today while also shaping the future to meet the challenges of tomorrow. We challenge the norm and push boundaries by architecting solutions and a better workplace, making the world a better place today and for tomorrow. We are excited about our future and are continuously innovating to meet its challenges… it's what happens when you Bring on Tomorrow.

We recognize that the world is becoming increasingly complex and the threats our country faces are formidable. From the pandemic response to the war in Ukraine, to climate change and disagreements between nation states, when it comes to the threats facing our world, we believe that the most important lesson we can all take from such adversity is the belief in the power of everyday heroes.

With unwavering focus, commitment and sense of purpose, we have seen so many among us serve humanity in ways that are inspiring. Their courage is something that all of us should have the fortitude to emulate. We should all strive to do our part.

SAIC TOTAL SHAREHOLDER RETURN FOR FISCAL YEAR 2023

30% ⬆

S&P 500 INDEX TOTAL SHAREHOLDER RETURN FOR FISCAL YEAR 2023

5% ⬇



REVENUES



FY23 **$7.7B**
FY22 $7.4B
FY21 $7.1B

4%
ANNUAL REVENUE
GROWTH

FREE CASH FLOW[1]



FY23 **$457M**
FY22 $467M
FY21 $524M

ADJUSTED DILUTED EPS[2]



FY23 **$7.55**
FY22 $7.27
FY21 $6.27

4%
INCREASE FROM
PRIOR YEAR

CAPITAL DEPLOYED



FY23 **$353M**
FY22 $333M
FY21 $152M

6%
INCREASE FROM
PRIOR YEAR

[1] Free cash flow is a non-GAAP financial measure and is reconciled at the end of this letter

[2] Adjusted diluted earnings per share is a non-GAAP financial measure and is reconciled at the end of this letter

SAIC does its part by partnering with our customers in advancing the most critical missions of the U.S. government. All of our approximately 25,000 employees are everyday heroes dedicated to the service of our customers and ultimately, our nation. These are no-fail circumstances.

We also serve our shareholders in the same way. In our efforts to advance our world, we strive to deliver value to you and consider that a no-fail mission as well. The trust you have placed in us is important, and because of that we work tirelessly to deliver on your expectations.

We would be remiss if we didn't take this opportunity to also demonstrate how we are delivering on our commitments to our employees and the communities where they live. Through hard work and dedication, our employees strive to solve the world's most challenging problems with unmatched ethical behavior and an eye toward shaping the future through innovation.

This report highlights our financial performance and progress on strategic goals, as well as how we are making a difference in the lives of all of those who depend upon us to get it right the first time, every time. We are proud to share this message with you.

DELIVERING FOR OUR SHAREHOLDERS

Our strategic focus continues to be on growth, profitability, cash generation and disciplined deployment of capital. By expanding the portfolio in high-growth markets through a well-defined and focused strategy, we have enhanced top-line growth, increased adjusted diluted earnings per share[2] (EPS) and generated significant free cash flow[1] while balancing investments for the future. Our strategy has led us to delivering two consecutive years of organic growth, increasing profitability and deploying capital for shareholder return. As a result of our strong financial management and in a fiscal year where the total shareholder return for the S&P 500 declined by 5%, SAIC delivered an increase of 30%.

SAIC's business strategy puts focus on our growth and technology accelerants (GTAs) while protecting our core business. Our GTAs encompass some of the most attractive portions of our market and consist of secure and resilient cloud and applications, enterprise IT, systems integration & delivery (SID) and all-domain C5ISR and operations. We anticipate that we will continue to grow our GTAs as we evolve with the market and bring capabilities to bear that our customers will require in the future.

In fiscal year 2023, we achieved revenues of $7.7B, equating to annual growth of 4%, and increased diluted EPS as compared to fiscal year 2022. Through disciplined capital deployment of $353M, we deployed $245M of share repurchases, $83M of dividends to shareholders, and $25M of capital expenditures.

Most importantly, we delivered by meeting and often exceeding expectations, and we did it through the lens of long-term shareholder value creation.

GROWTH AND TECHNOLOGY ACCELERANTS (GTAs)



SECURE
AND RESILIENT
CLOUD AND
APPLICATIONS



ENTERPRISE IT



SYSTEMS
INTEGRATION &
DELIVERY



ALL-DOMAIN
C5ISR AND
OPERATIONS

OUR COMMITMENT TO DIVERSITY, EQUITY AND INCLUSION



28%

WOMEN IN
LEADERSHIP
(IN FY23)



23%

PEOPLE OF COLOR
IN LEADERSHIP
(IN FY23)



62% OF OUR BOARD OF DIRECTORS ARE
WOMEN AND/OR PEOPLE OF COLOR
(IN FY23)

OUR PEOPLE: A CULTURE OF EXCELLENCE

SAIC takes great pride in our role as a leader in innovation. Innovation comes in many forms; it's not just about technological advances. Our people, our most valuable asset, are fostered through a culture where they can thrive and be their best. Because when they are at their best, they are also at their best for our customers. Providing them with the tools they need to be successful, and an emphasis on their well-being, is an important element of our strategy and is embraced at every level of the organization.

At SAIC, we foster an environment where diversity, equity and inclusion are welcomed because we know that diversity of thought and experience brings the best of everyone. We are committed to being a leader in corporate responsibility through actions and environmental, social and governance (ESG) disclosures. Reflecting this commitment, we established a new office of ESG Integration during fiscal year 2023. This office is responsible for setting our company's strategy on ESG, ensuring that all goals are met, and providing transparency through a wide variety of disclosures. We expect to continue setting the standard in these areas and our successes have been recognized through many accolades, including:

• 2022 Forbes America's Best Employers for Diversity
• 2023 Forbes America's Best Large Employers
• 2022 Forbes America's Best Employers for Veterans
• 2022 Human Rights Campaign Best Places to Work for LGBTQ+ Equality

We continue to set targets and measure our results, ensuring accountability for progress in areas such as board and leadership diversity, because we know it starts with leadership. Today, 62% of our board of directors are women and people of color. Equally as important, our leadership team is comprised of 28% women and 23% people of color.

FORTUNE

FORTUNE 500

FORTUNE 2023
WORLD'S MOST
ADMIRED COMPANIES

Forbes

2022 AMERICA'S BEST
EMPLOYERS FOR
DIVERSITY
(EVERY YEAR SINCE 2019)

2023 AMERICA'S BEST
LARGE EMPLOYERS
(EVERY YEAR SINCE 2019)

2022 AMERICA'S BEST
EMPLOYERS FOR
VETERANS
(BEST IN OUR INDUSTRY,
31% OF SAIC'S WORKFORCE ARE
U.S. MILITARY VETERANS)


HUMAN
RIGHTS
CAMPAIGN

BEST PLACES TO
WORK FOR LGBTQ+
EQUALITY
(FIVE CONSECUTIVE YEARS WITH
A PERFECT SCORE)





ESG TRANSPARENCY

INCREASED VISIBILITY THROUGH EXPANDED REPORTING



3.5M EQUIVALENT MEALS

DONATED TO FEEDING AMERICA BY SAIC AND ITS EMPLOYEES



26K+ HOURS

VOLUNTEERED BY SAIC EMPLOYEES



$312K+

PERSONAL FUNDS DONATED BY SAIC EMPLOYEES

All of our employees are expected to act ethically, be accountable and transparent, and drive integrity into all of their actions and decisions. We feel this emphasis on a values-based approach to work mitigates risk and creates strong governance at all levels of the company.

IT'S WHAT HAPPENS WHEN YOU BRING ON TOMORROW

We believe that SAIC had a strong year by our core metrics, including financial performance, strategy execution, and fostering a culture where performance on today's efforts is achieved with integrity while balancing the longer-term requirements of all of our stakeholders – customers, employees and shareholders.

While we are proud of our successes, we are not satisfied and continue to look toward the future. We intend to build upon our achievements and successes, ensuring that greater innovations and results are reached as we shape tomorrow's technologies, today. This is our commitment to you.

We thank you for putting your trust in our 25,000 everyday heroes, who work tirelessly to make a difference when it matters most. It's what happens when you Bring on Tomorrow.

Donna S. Morea
CHAIR OF THE BOARD

Nazzic S. Keene
CHIEF EXECUTIVE OFFICER




SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NON-GAAP FINANCIAL MEASURES

FREE CASH FLOW

	YEAR ENDED		
	February 3, 2023	January 28, 2022	January 29, 2021
Net cash provided by operating activities	**$532**	**$518**	**$755**
Expenditures for property, plant, and equipment	(25)	(36)	(46)
Cash used (provided) by MARPA Facility	(50)	(15)	(185)
Free Cash Flow	**457**	**467**	**524**

Free cash flow is calculated by taking cash flows provided by operating activities less expenditures for property, plant, and equipment and less cash flows from our Master Accounts Receivable Purchasing Agreement (MARPA Facility) for the sale of certain designated eligible U.S. government receivables. Under the MARPA Facility, the Company can sell eligible receivables up to a maximum amount of $300 million. We believe that free cash flow provides management and investors with useful information in assessing trends in our cash flows and in comparing them to other peer companies, many of whom present a similar non-GAAP liquidity measure. This measure should not be considered as a measure of residual cash flow available for discretionary purposes.

ADJUSTED DILUTED EARNINGS PER SHARE

	YEAR ENDED		
	February 3, 2023	January 28, 2022	January 29, 2021
Diluted earnings per share	**$5.38**	**$4.77**	**$3.56**
Acquisition and integration costs and restructuring and impairment costs, divided by diluted 'weighted-average number of shares outstanding' (WASO)	0.45	0.98	0.94
Tax effect of acquisition and integration costs and restructuring and impairment costs, divided by diluted WASO	(0.09)	(0.19)	(0.17)
Net effect of acquisition and integration costs and restructuring and impairment costs, divided by diluted WASO	0.36	0.79	0.77
Amortization of intangible assets, divided by diluted WASO	2.24	2.20	2.50
Tax effect of amortization of intangible assets, divided by diluted WASO	(0.43)	(0.49)	(0.56)
Net effect of amortization of intangible assets, divided by diluted WASO	1.81	1.71	1.94
Adjusted diluted earnings per share	**7.55**	**7.27**	**6.27**

Adjusted diluted earnings per share is a performance measure that excludes acquisition and integration costs, impairments, restructuring costs, and any other material non-recurring costs that we do not consider to be indicative of our ongoing operating performance. The acquisition and integration costs relate to the Company's acquisitions. The acquisition and integration costs and restructuring and impairment costs are net of the portion of costs recovered through the Company's indirect rates in accordance with Cost Accounting Standards. Adjusted diluted earnings per share also excludes amortization of intangible assets because we do not have a history of significant acquisition activity, we do not acquire businesses on a predictable cycle, and the amount of an acquisition's purchase price allocated to intangible assets and the related amortization term are unique to each acquisition. We believe that this performance measure provides management and investors with useful information in assessing trends in our ongoing operating performance and may provide greater visibility in understanding the long-term financial performance of the Company.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number   001-35832

Science Applications International Corporation

(Exact name of registrant as specified in its charter)

Delaware	**46-1932921**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12010 Sunset Hills Road Reston, Virginia	**20190**
(Address of principal executive offices)	(Zip Code)

(703) 676-4300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.0001 Per Share	**SAIC**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of July 29, 2022 (the last business day of the registrant's most recently completed second quarter), the aggregate market value of the registrant's common stock (based upon the closing stock price) held by non-affiliates was $5.2 billion.

The number of shares issued and outstanding of the registrant's common stock as of March 10, 2023 was 54,200,358 shares ($.0001 par value per share).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Science Applications International Corporation's Definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this report.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
FORM 10-K
TABLE OF CONTENTS

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Part I

Item 1. *Business*

The Company

Science Applications International Corporation (herein referred to as "SAIC," the "Company," "we," "us," or "our") is a leading provider of technical, engineering and enterprise information technology (IT) services primarily to the U.S. government. The Company provides these services for large, complex projects with a targeted emphasis on higher-end, differentiated technology services and solutions that accelerate and transform secure and resilient digital environments through system development, modernization, integration, and sustainment to drive enterprise and mission outcomes. Our end-to-end enterprise IT offerings span the entire spectrum of our customers' IT infrastructure.

Our business has a long and successful history of over 50 years serving all branches (Army, Air Force, Navy, Marines and Coast Guard) and agencies of the Department of Defense (DoD), National Aeronautics and Space Administration (NASA), U.S. Department of State, Department of Justice, Department of Homeland Security and several sensitive intelligence community agencies. Our long-standing customer relationships have enabled us to achieve an in-depth understanding of our customers' missions and provide differentiated service offerings to meet our customers' most complex requirements. Our offerings include: engineering; technology integration; IT modernization; maintenance of ground and maritime systems; logistics; training and simulation; operation and program support services; and end-to-end services spanning the design, development, integration, deployment, management and operations, sustainment and security of our customers' entire IT infrastructure. We serve our customers through approximately 1,900 active contracts and task orders. We have approximately 25,000 employees that are led by an experienced executive team of proven industry leaders.

On July 2, 2021, the Company completed the acquisition of Halfaker and Associates, LLC (Halfaker), a mission focused, pure-play health IT company, which grows the Company's digital transformation portfolio. Additionally, on May 3, 2021, the Company acquired Koverse, a software company that provides a data management platform enabling artificial intelligence and machine learning on complex sensitive data.

On March 13, 2020, we completed the acquisition of Unisys Federal, a former operating unit of Unisys Corporation, which enhances our capabilities in government priority areas, expands our portfolio of intellectual property and technology-driven offerings, and increases our access to current and new customers.

Our core strengths have supported our successful performance on programs of national importance. Those strengths include:

Enduring Customer Relationships and Mission-Orientation. We have strong and long-lasting customer relationships throughout the U.S. government. Our track record of serving the missions of our government customers spans decades, including several enduring customer relationships that have lasted 20 years or more. Our employees, many of whom are deployed at customer sites, work closely with our customers in fulfilling their missions. Our strong customer relationships enable us to develop deep customer knowledge and translate our mission understanding into successful program execution that fosters continued demand for our services.

Full Life Cycle Offerings. We integrate technologies and deliver services that provide our customers with seamless end-to-end solutions. Our expertise includes initial requirements definition, development and integration services, training, logistics and sustainment. These full life cycle offerings, combined with deep customer knowledge, allow us to more effectively support our customers' missions.

Significant Scale and Diversified Contract Base. With approximately $7.7 billion in revenue in fiscal 2023, we are one of the largest pure-play technology service providers to the U.S. government. Our significant scale advantage enables us to serve as a prime systems integrator on large, complex programs and to allocate resources toward further developing and expanding our repeatable, proven solutions and differentiated technical capabilities. Our diversified revenue base consists of programs ranging from research and development to operations and maintenance.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Technical Experts Led by Experienced Management. The quality, training and knowledge of our employees are important competitive assets. Our skilled workforce ranges from entry-level technicians to expert-level professionals in network engineering, software design and development, IT modernization, logistics, technology integration and systems engineering. Additionally, the majority of our workforce holds an active security clearance, which is required on many of our existing programs and future program opportunities.

Our workforce is led by a talented and experienced senior leadership team with a long history of solving our customers' most difficult challenges. Our executive team consists of members who have served as senior leaders in public companies and are recognized as leaders in their respective markets by customers and partners.

Repeatable Methodologies and Certified Processes. Our technical excellence is driven by our proven, repeatable, disciplined processes for management, engineering, technical support and services. We deploy our tools and processes enterprise-wide and emphasize a consistent approach to planning, designing and delivering solutions and services to our customers. We hold certifications from the International Organization for Standardization (including ISO 9001, ISO/IEC 27001, and AS9100D), and from the Capability Maturity Model Integration Institute as a CMMI®-DEV Maturity Level 3 organization.

The Company is organized as a matrix comprised of two customer facing operating sectors supported by an enterprise solutions and operations organization. The two operating sectors are responsible for customer relationships, business development and program management, and delivery and execution, while the enterprise solutions and operations organization manages the development of our offerings, solutions and capabilities. Each of the Company's two customer facing operating sectors is focused on providing both (1) growth and technology accelerating solutions and (2) core IT service offerings to one or more agencies of the U.S. federal government. Growth and technology accelerating solutions include the delivery of secure cloud modernization, outcome based enterprise IT as-a-service, and the integration, production and modernization of defense systems. Core IT services include systems engineering, the operation and maintenance of existing IT systems and networks, and logistics and supply chain solutions. The Company's operating sectors are aggregated into one reportable segment for financial reporting purposes.

For additional discussion and analysis related to recent business developments, see "Economic Opportunities, Challenges, and Risks" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

Key Customers

In each of fiscal 2023, 2022 and 2021, 98% of our total revenues were attributable to prime contracts with the U.S. government or to subcontracts with other contractors engaged in work for the U.S. government. Substantially all of our revenues were earned by entities located in the United States.

The U.S. Army and U.S. Navy each generated more than 10% of our revenues during each of the last three fiscal years. The percentages of total revenues for the U.S. government, its agencies and other customers, including those comprising more than 10% of total revenues for each of the periods presented were approximately:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
U.S. Army	15 %	15 %	17 %
U.S. Navy	12 %	12 %	11 %
Other DoD	22 %	21 %	19 %
Other federal government	49 %	50 %	51 %
Total U.S. government	98 %	98 %	98 %
Other	2 %	2 %	2 %
Total	100 %	100 %	100 %

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Regulation

Our business is heavily regulated and we must comply with and are affected by laws and regulations, including Federal Acquisition Regulations (FAR) and U.S. government Cost Accounting Standards (CAS), relating to the award, administration and performance of U.S. government and other contracts. These regulations set forth policies, procedures and requirements for the acquisition of goods and services by the U.S. government and impose a broad range of requirements, many of which are unique to government contracting and include procurement, import and export, security, contract termination and adjustment, and audit requirements. In addition, these regulations govern contract pricing and reimbursable costs by, among other things, requiring certification and disclosure of cost or pricing data in connection with certain contract negotiations, defining allowable and unallowable costs, and otherwise governing the right to reimbursement under various flexibly priced contracts. These laws and regulations impose specific cost accounting practices that may increase accounting and internal control costs associated with compliance with government standards. The U.S. government may revise its procurement practices or adopt new contract rules and regulations at any time. Our compliance with these regulations is monitored by the Defense Contract Management Agency (DCMA) and the Defense Contract Audit Agency (DCAA).

The U.S. government has the ability to cancel contracts at any time through a termination for the convenience of the U.S. government. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and contract profit for work performed when the U.S. government issues a termination for convenience.

Some of our operations and service offerings involve our access to and use of personally identifiable information and protected health information, which activities are regulated by extensive federal and state privacy and data security laws requiring organizations to provide certain privacy protections and security safeguards for such information.

Internationally, we are subject to foreign government laws and regulations, and U.S. government laws, regulations, and procurement policies and practices (including laws and regulations relating to bribery of foreign government officials, import and export control, investments, exchange controls and repatriation of earnings). We are also susceptible to varying political and economic risks.

In order to help ensure compliance with these complex laws and regulations, we have established policies and procedures that address our approach to meeting these requirements and also administer a robust ethics and compliance training program to maintain a compliance-oriented workforce.

These regulations and risks affecting our business are described in more detail under "Risk Factors" in Part I, Item 1A of this report.

Contracts

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. government and other contracts. The U.S. government procurement environment has evolved due to statutory and regulatory procurement reform initiatives. Budgetary pressures and reforms in the procurement process have increasingly caused many U.S. government agencies to purchase services and solutions using contracting processes that give them the ability to select multiple winners or pre-qualify certain contractors to provide various services or solutions on established general terms and conditions rather than through single award contracts. The predominant contracting methods through which U.S. government agencies procure services and solutions include the following:

Single Award Contracts. U.S. government agencies may procure services and solutions through single award contracts, which specify the scope of work that will be delivered and identify the contractor that will provide the specified services. When an agency has a requirement, interested contractors are solicited, qualified and then provided with a request for proposal. The process of qualifying prospective bidders, soliciting proposals and evaluating contractor bids requires the agency to maintain a large, professional procurement staff and the bidding and selection process can take a year or more to complete. This method of contracting may provide the contractor with greater certainty of the timing and amounts to be received at the time of contract award because it generally results in the customer contracting for a specific scope of work from the single successful awardee.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Indefinite Delivery, Indefinite Quantity (IDIQ) Contracts. The U.S. government uses IDIQ contracts to obtain commitments from contractors to provide certain services or solutions on pre-established terms and conditions. The U.S. government then issues task orders under the IDIQ contracts to purchase the specific services or solutions it needs. IDIQ contracts are awarded to one or more contractors following a competitive procurement process. Under a single award IDIQ contract, all task orders under that contract are awarded to one pre-selected contractor. Under a multi-award IDIQ contract, task orders can be awarded to any of the pre-selected contractors, which can result in further limited competition for the award of task orders. Multi-award IDIQ contracts that are open for any government agency to use for the procurement of services are commonly referred to as "government-wide acquisition contracts." IDIQ contracts often have multi-year terms and unfunded ceiling amounts that enable, but not commit, the U.S. government to purchase substantial amounts of services or solutions from one or more contractors. At the time an IDIQ contract is awarded (prior to the letting of any task orders), a contractor may have limited or no visibility as to the ultimate amount of services or solutions that the U.S. government will purchase under the contract, and, in the case of a multi-award IDIQ, the contractor from which such purchases may be made.

U.S. General Services Administration (GSA) Schedule Contracts. The GSA maintains listings of approved suppliers of services and solutions with pre-negotiated prices for use throughout the U.S. government. In order for a company to provide services under a GSA Schedule contract, a company must be pre-qualified and awarded a contract by the GSA. When an agency uses a GSA Schedule to meet its requirements, the agency (or the GSA on behalf of the agency) conducts the procurement and bidders are limited to GSA Schedule-qualified contractors. GSA Schedule contracts are designed to provide the user agency with reduced procurement time and lower procurement costs. Similar to IDIQ contracts, at the time a GSA Schedule contract is awarded, a contractor may have limited or no visibility as to the ultimate amount of services or solutions that customers will ultimately purchase under the contract.

Contract Types

Generally, the type of contract used for the acquisition of our services and solutions is determined by or negotiated with the U.S. government and may depend on certain factors, including: the type and complexity of the work to be performed; degree and timing of the responsibility to be assumed by the contractor for the costs of performance; the extent of price competition; and the amount and nature of the profit incentive offered to the contractor for achieving or exceeding specified standards or goals. We generate revenues under several types of contracts, including the following:

- Cost-reimbursement contracts provide for reimbursement of our direct contract costs and allocable indirect costs, plus a fee (contract profit). This type of contract is generally used when uncertainties involved in contract performance do not permit costs to be estimated with sufficient accuracy to use a fixed-price contract. Cost-reimbursement contracts usually subject us to lower risk and generally require us to use our best efforts to accomplish the scope of the work within a specified time and amount of costs.

- Time-and-materials (T&M) contracts typically provide for negotiated fixed hourly rates for specified categories of direct labor plus reimbursement of other direct costs. This type of contract is generally used when there is uncertainty of the extent or duration of the work to be performed by the contractor at the time of contract award or it is not possible to anticipate costs with any reasonable degree of confidence. On T&M contracts, we assume the risk of providing appropriately qualified staff to perform these contracts at the hourly rates set forth in the contracts over their period of performance.

- Firm-fixed price (FFP) contracts provide for a predetermined price for specific solutions. These contracts offer us potential increased profits if we can complete the work at lower costs than planned. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to reduced profits or losses from increased or unexpected costs.

Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or solutions provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees is finally determined. Given the relative amount of risk assumed by the contractor, cost-reimbursement and T&M contracts generally have lower profitability than FFP contracts. For the proportionate amount of revenues derived from each type of contract for the last three fiscal years, see "Other Key Performance Measures—Contract Types" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Competition

Competition for contracts is intense and we often compete against a large number of established multinational companies, which may have greater name recognition, financial resources and larger technical staffs than we do. We also compete against smaller, more specialized companies that concentrate their resources on particular areas, as well as the U.S. government's own capabilities. As a result of the diverse requirements of the U.S. government, we frequently collaborate with other companies to compete for large contracts and bid against these same companies in other situations. Our principal competitors include the following:

- the engineering and technical services divisions of large defense contractors that provide IT services in addition to other hardware systems and products, which include companies such as General Dynamics Corporation, Northrop Grumman Corporation, and Raytheon Technologies Corporation;

- contractors focused principally on technical and IT services, such as Booz Allen Hamilton Inc., CACI International, Inc., Leidos Holdings, Inc., ManTech International Corporation, and Serco Group plc;

- diversified commercial providers that also provide U.S. government IT services, such as Accenture plc and International Business Machines Corporation; and

- contractors providing supply chain management and other logistics services, such as Agility Logistics Corporation and SupplyCore.

We compete on various factors, which include: our technical expertise and qualified and/or security-cleared personnel; our ability to deliver innovative cost-effective solutions in a timely manner; successful program execution on previous programs; our reputation and standing with customers; pricing; and the size and geographic presence of our Company.

Competition within the government services industry has intensified, which has led to fewer sole-source awards and an increased emphasis on cost competitiveness and affordability. In addition, procurement initiatives to improve efficiency, refocus priorities, increase small business awards and enhance best practices could result in fewer new opportunities for our industry as a whole, which would intensify competition within the industry as companies compete for a more limited set of new programs.

Patents and Proprietary Information

Our technical services and solutions are not generally dependent on patent protection, although we do selectively seek patent protection. We claim a proprietary interest in certain of our solutions, software programs, methodologies and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means. We selectively pursue opportunities to license or transfer our technologies to third parties.

In connection with the performance of services, the U.S. government has certain rights to inventions, data, software codes and related material that we develop under U.S. government-funded contracts and subcontracts. Generally, the U.S. government may disclose or license such information to third parties, including, in some instances, our competitors. In the case of some subcontracts that we perform, the prime contractor may also have certain rights to the programs and solutions that we develop under the subcontract.

People and Culture

Overview

Our purpose is *to advance the power of technology and innovation to serve and protect our world*. We achieve our purpose with and through our people, who are fundamental to our success. Our values of passion, empowerment, integrity, inclusion and innovation underpin our culture and are at the heart of how we operate.

Attracting and retaining top talent is an essential element of our business strategy and part of our value proposition for our shareholders, customers and employees. To deliver on this strategy, we seek to be a company that provides meaningful work and purpose by continuing to strengthen our diversity, equity and inclusion efforts; nurturing our people through every aspect of the talent lifecycle; creating a culture where our people are empowered to be their authentic selves and to do their best work; and providing benefits and programs that enhance the employee experience and their well-being.

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Advancing Diversity, Equity and Inclusion

Our ongoing diversity, equity and inclusion efforts demonstrate our continuing commitment to hold ourselves accountable and to be transparent about both our progress and our areas of opportunity. Diversity creates innovation and is critical to the delivery of exceptional business results. In fiscal 2023, we accomplished significant advancement of workforce diversity through internal development, talent acquisition and employee engagement at all levels of the enterprise.

In fiscal 2022, to ensure our leadership reflects the diversity of the workforce, we established goals to achieve parity in the representation of women and people of color between our leader and non-leadership roles by the end of fiscal 2026. In fiscal 2023, we achieved parity for women ahead of our committed timeline as we increased women in leadership to 28%. In addition, we have increased people of color in leadership 400 basis points over the past two years. To hold ourselves accountable for our results, our executive compensation incentive plans are tied to meeting our diversity goals.

As of February 3, 2023, our diversity representation was:

| SAIC Leaders | 28% Women | 23% People of Color |
| SAIC Non-leader Employees | 27% Women | 33% People of Color |

We are committed to developing a diverse leadership team from within our existing workforce. Now in its second year, the Company's AcceleratHER Women's Leadership Academy program welcomed its second cohort in 2022. This program is for high-performing, early to mid-career women who are on track to progress to leadership roles.

To meet our commitment to enhance our diversity, equity and inclusion in our hiring efforts, the Company continues to ensure our job descriptions, recruiting tools and processes help eliminate the potential for bias, and we actively promote diverse slates of candidates for leadership roles. To cultivate inclusion, we have seven active Employee Resource Groups (ERGs) to allow our employees to foster connections with their fellow colleagues and bring their authentic selves to work. We encourage our employees to actively participate in these ERGs, and as a result in fiscal 2023, our ERGs experienced a 13% year-over-year increase in engagement, which ultimately strengthens employee retention.

Third-parties acknowledge SAIC's commitment to an inclusive workforce: We are very proud that SAIC was on Forbes 2022 list of 500 Best Employers for Diversity and its Best Employers for Veterans; LATINA Style's Top 50 Best Companies for Latinas; and No.1 on DiversityInc's 2022 Top Companies for Veterans. For the fourth consecutive year, SAIC received a score of 100% on the Human Rights Campaign Foundation's 2021 Corporate Equality Index (CEI), which is the most recent year for this recognition and is the nation's premier benchmarking survey and report measuring corporate policies and practices related to LGBTQ workplace equality.

Nurturing the Talent Lifecycle

At every point in the talent lifecycle, we are committed to creating an inclusive workforce culture that attracts highly skilled, exceptional talent and develops and sustains the critical skills of our employees to drive engagement and retention. During fiscal 2023, we hired approximately 5,800 new employees and we are an industry leader in the retention of our employees. Employee referrals often result in some of our best performing new hires.

We invest in our people through technical and professional skills training, leadership development programs, higher education programs and tuition assistance programs for continuing education or industry certification. In fiscal 2023, our employees completed approximately 129,000 hours of training that included over 7,800 hours of leadership specific development for aspiring managers.

Enhancing Culture and Employee Experience

Through our annual culture and engagement survey, we gather confidential feedback from our employees to learn and take action on how we can improve our efforts to create an authentic culture and provide an exceptional employee experience. To ensure all levels of management understand employee sentiment, leaders receive aggregated results to develop an action plan to address their team's needs. Strengths and opportunities are identified, leading to focused investments to build on our cultural strengths and address areas for improvement.

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Inclusion and engagement are often witnessed through employee volunteering and philanthropy. Our people embrace our legacy of community involvement and philanthropy. Last year they volunteered more than 26,000 hours and donated both their time and money to causes circled around SAIC's three pillars of focus: military heroes, community wellness, and science, technology, engineering and mathematics (STEM).

As a key component of our culture and at the core of our commitment to our employees is the SAIC Foundation, a public 501(c)(3) organization to address the unforeseen financial impact on employees and their families. The SAIC Foundation continues its work to help employees and their dependents by providing emergency funds to help them when financial hardships or natural disasters arise. In fiscal 2023, the Foundation awarded 26 grants or $69,000 in direct support to our employees.

Supporting Well-being

We provide wide-ranging options to support employees' well-being, including an Employee Assistance Program and a wellness program. For the third consecutive year, we are fully covering the increased costs of employee premiums in the Company's medical insurance plans, holding employee premiums flat. Last year, based on employee feedback, we substantially raised paid family leave to further support parents and multi-generational families and offered company-subsidized backup child and elder care. This year, we significantly expanded military leave for our employees who continue to bravely serve our nation.

Employee health and safety is always paramount to our business and to our employees' well-being. We encourage employees to participate in health and wellness initiatives, and actively work to prevent workplace hazards. Throughout the COVID-19 pandemic, our priority has been the safety and well-being of our employees and business partners. While all aspects of the COVID-19 virus have notably decreased, we continue to monitor COVID-19 matters and provide resources and programs as appropriate.

Research and Development

For information related to our research and development activities, see Note 1 to the consolidated financial statements contained within this report.

Seasonality

The U.S. government's fiscal year ends on September 30. It is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions leading up to the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds, which may favorably impact our third fiscal quarter. In addition, revenues may be unfavorably impacted during our fourth fiscal quarter due to a greater number of holidays and higher utilization of vacation time.

Environmental Matters

Our operations are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations. Although we do not currently anticipate that compliance costs or the liabilities associated with environmental laws or climate change will adversely affect our business, financial position, and results of operations and/or cash flows, it is possible that we may incur material costs or liabilities in the future. These regulations and risks are described in more detail under "Risk Factors" in Part I, Item 1A of this report.

We are committed to being a good steward of the environment through assessing, mitigating and reducing the impact we have on climate change and the physical environment in which we operate. Due to the nature of our business, SAIC has limited exposure to environmental risks, yet we set self-imposed goals related to the reduction of greenhouse gas emissions, energy conservation, recycling and other important environmental initiatives. Our direct emissions from owned or controlled sources (Scope 1) are used in the ordinary course of business and consist primarily of natural gas emissions from some of our facilities. Indirect emissions from purchased electricity (Scope 2) are related to ongoing business operations at our various facilities.

SAIC measures, monitors and tracks our greenhouse gas (GHG) emissions (Scope 1 and Scope 2) and publicly discloses those emissions. Given our recent acquisition activities, in 2019 we established a new corporate goal of an additional 15% reduction by 2025 for Scope 1 and Scope 2 emissions.

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Calendar year 2021 is our most recently disclosed data on GHG and reflects a 30% decrease in combined Scope 1 and Scope 2 emissions from our 2019 baseline.

We track and evaluate electricity consumption and efficiency at facilities where we have operational control. In calendar year 2021, we reduced our electrical energy consumption by 10.5% from 2020 levels through our ongoing and consistent efforts across our portfolio to improve operating efficiencies including optimizing space utilization, deploying energy efficient lighting and implementing programs addressing after-hours setback and controls for heating and cooling.

SAIC encourages recycling and responsible disposal of non-hazardous waste and works to reduce waste through several initiatives, including leveraging remote work environments, promoting electronic equipment refurbishment programs and implementing programming to reduce paper usage.

Executive Officers

For information about our executive officers, see "Directors, Executive Officers and Corporate Governance" in Part III, Item 10 of this report.

Company Website and Available Information

Our corporate headquarters is located at 12010 Sunset Hills Road, Reston, VA 20190. Our phone number is (703) 676-4300 and our homepage is *www.saic.com*, which contains information about our Company and operations. Through a link on the Investor Relations section of our website, copies of each of our filings with the Securities and Exchange Commission (SEC) can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference into and is not a part of this report.

You may also request hard copies of the materials referenced in the preceding paragraph, at no cost, by emailing investor relations at InvestorRelations@saic.com.

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Item 1A. *Risk Factors*

In your evaluation of our Company and business, you should carefully consider the risks and uncertainties described below, together with information included elsewhere within this report and other documents we file with the SEC. These risks, as well as additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may materially harm our business, financial condition or operating results and result in a decline in the price of our stock.

Industry and Economic Risks

We depend on U.S. government agencies as our primary customer and, if our reputation or relationships with these agencies were harmed, our future revenues and cash flows would be adversely affected.

We generated either as a prime contractor or a subcontractor to other contractors engaged in work for the U.S. government 98% of our total revenues during each of the last three fiscal years from contracts with the U.S. government. We expect to continue to derive substantially all of our revenues from work performed under U.S. government contracts. Our reputation and relationship with the U.S. government, and in particular with the agencies of the DoD, are key factors in maintaining and growing these revenues. Negative press reports or publicity, regardless of accuracy, could harm our reputation. If our reputation is negatively affected, or if we are suspended or debarred from contracting with government agencies for any reason, the amount of business with government and other customers would decrease and our future revenues, cash flows, and financial results would be adversely affected.

A decline in the U.S. government defense budget, changes in spending or budgetary priorities, the failure to approve U.S. government budgets on a timely basis or delays in contract awards and other procurement activity may significantly and adversely affect our future revenues, cash flow and financial results.

Because we generate substantially all of our revenues from contracts with U.S. government agencies, our operating results could be adversely affected by spending caps or changes in budgetary priorities, as well as by delays in the government budget process, program starts or the award of contracts or task orders under contracts. Current U.S. government spending levels for defense-related and other programs may not be sustained beyond government fiscal year (GFY) 2023. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities. A reprioritization may reduce defense-related and other programs as a result of competing demands for federal funds and the number and intensity of military conflicts or other factors.

When the U.S. Congress does not complete a budget before the end of the fiscal year, government operations typically are funded through one or more continuing resolutions that authorize agencies of the U.S. government to continue to operate, but do not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, contract awards may be delayed, canceled, or funded at lower levels, which could adversely impact our operations, cash flows and financial results. While the federal government is currently funded in full through the end of GFY 2023, there is a strong possibility that GFY 2024 will begin under a continuing resolution lasting several weeks or months.

In addition, it is possible that an impasse on policy issues could threaten continuous government funding past September 30, 2023 or result in another federal government shutdown, which could cause us to incur labor or other costs without reimbursement under customer contracts or the delay or cancellation of key programs, and could adversely affect our operations, cash flows and financial results.

The U.S. government also conducts periodic reviews of U.S. defense strategies and priorities, which may shift DoD budgetary priorities, reduce overall spending or delay contract or task order awards for defense-related programs from which we would otherwise expect to derive a significant portion of our future revenues. A significant decline in overall U.S. government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular defense-related programs or significant budget-related delays in contract or task order awards for large programs could adversely affect our future revenues and limit our growth prospects.

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We face aggressive competition that can impact our ability to obtain contracts and may affect our future revenues, profitability and growth prospects.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process as the U.S. government increasingly relies on IDIQ, GSA Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. The competitive bidding process involves substantial costs and a number of risks, including significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, or that may be awarded but for which we do not receive meaningful task orders. Following contract award, we may encounter significant expense, delay, contract modifications or even contract loss as a result of our competitors protesting the award of contracts to us in competitive bidding. Any resulting loss or delay of startup and funding of work under protested contract awards may adversely affect our revenues and/or profitability. In addition, multi-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. As a result, we may not be able to obtain these task orders or recognize revenues under these multi-award contracts. Our failure to compete effectively in this procurement environment would adversely affect our revenues and profitability.

We compete with larger companies that have greater name recognition, financial resources and larger technical staffs and with smaller, more specialized companies that are able to concentrate their resources on particular areas. Additionally, we may compete with the U.S. government's own capabilities. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers and there is no assurance that we will do so.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.

We generate revenues under various types of contracts, which include cost-reimbursement, T&M and FFP contracts. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or solutions provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost-reimbursement and T&M contracts generally have lower profitability than FFP contracts. To varying degrees, each of our contract types involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. Our profitability is adversely affected when we incur costs on cost-reimbursement and T&M contracts that we cannot bill to our customers. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. Revenues derived from FFP contracts represented approximately 25% of our total revenues for fiscal 2023. When making proposals on FFP contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control (such as performance failures of our subcontractors, rising inflation, natural disasters or other force majeure events including the outbreak of the coronavirus disease 2019 (COVID-19)) could make our contracts less profitable than expected or unprofitable.

We use estimates in recognizing revenues and, if we make changes to estimates used in recognizing revenues, our profitability may be adversely affected.

A significant portion of our revenues are recognized on performance obligations using a cost input measure, which requires estimates of total costs at completion, fees earned, or both. Particularly due to the technical nature of the services being performed and the length of certain performance obligations, this estimation process is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the performance obligation may not change. Any adjustment as a result of a change in estimate is recognized immediately. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that may adversely affect future financial results.

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Legal and Regulatory Risks

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. government contracts, disqualification from bidding on future U.S. government contracts and suspension or debarment from U.S. government contracting.

We must comply with various laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we do business with our customers and may impose added costs on our business.

Many of our U.S. government contracts contain organizational conflict of interest (OCI) clauses that may limit our ability to compete for or perform certain other contracts or other types of services for particular customers. OCI arises when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. government, impair our objectivity in performing contract work or provide us with an unfair competitive advantage. Existing OCI, and any OCI that may develop, could preclude our competition for or performance on a significant project or contract, which could limit our opportunities.

The U.S. government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.

Our industry continues to experience significant changes to business practices as a result of an increased focus on affordability, efficiencies and recovery of costs, among other items. U.S. government agencies may face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential OCI's, deterrence of fraud, and environmental responsibility or sustainability could have an adverse effect on us. Federal and state laws, regulations and mandates that require significant progress to reduce the impact of climate change through carbon pollution-free electricity, net-zero emissions in vehicles, buildings, procurement and operations, and similar actions could diminish or weaken our ability to attain new contracts or garner renewals. As a government services provider, we anticipate that requirements around supply chain management and specific procurement strategies to reduce contractor emissions and emissions in products used or acquired could impair the Company from effectively competing. Further, requirements around the disclosure of greenhouse gas emissions, particularly Scope 3 emissions, emission reduction targets, climate risk, and other climate sustainability actions could potentially have a negative impact to our business and the ability to secure certain contracts or contract renewals. The risk of more rapidly shifting or changing government policies could have an equally adverse effect on government contractors such as ourselves. Moreover, shifts in the buying practices of U.S. government agencies (such as increased usage of fixed-price contracts, multiple award contracts and small business set-aside contracts) could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or contract renewals. Any new contracting requirements or procurement methods, including those related to climate change, could be costly or administratively difficult for us to implement and could adversely affect our future revenues, profitability and prospects.

Our business is subject to reviews, audits and cost adjustments by the U.S. government, which, if resolved unfavorably to us, could adversely affect our profitability, cash flows or growth prospects.

The DCAA, DCMA and others routinely audit and review a contractor's performance on government contracts, indirect cost rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor's compliance with government standards for its business systems, which are defined as the contractor's accounting, earned value management, estimating, materials management, property management and purchasing systems. A finding of significant control deficiencies in a contractor's business systems or a finding of noncompliance with CAS can result in decremented billing rates to U.S. government customers until the control deficiencies are corrected and their remediation is accepted by the DCMA. The agencies conducting these audits and reviews have come under increased scrutiny. As a result, audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted, which has increased the likelihood of an audit or review resulting in an adverse outcome.

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Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. Receipt of adverse audit findings or the failure to obtain an "approved" determination on our various business systems could significantly and adversely affect our business by, among other things, restricting our ability to bid on new contracts and, for those proposals under evaluation, diminishing our competitive position. A determination of noncompliance could also result in the U.S. government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny. Increased scrutiny could adversely impact our ability to perform on contracts, affect our ability to invoice for work performed, delay the receipt of timely payment on contracts, and weaken our ability to compete for new contracts with the U.S. government.

The indirect cost audits by the DCAA of the Company's business remain open for certain prior years and the current year. We have recorded contract revenues based on an estimate of costs that we believe will be approved on final audit. However, we do not know the outcome of any ongoing or future audits or whether future adjustments will exceed our reserves for potential adjustments.

Our business is subject to governmental review and investigation, which could adversely affect our profitability, cash position and growth prospects.

We are routinely subject to governmental investigations relating to our contracts and operations. If a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, which could include the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines, and suspension or debarment from doing business with governmental agencies. We may suffer harm to our reputation if allegations of impropriety are made against us, which would impair our ability to win new contract awards or receive contract renewals. Penalties and sanctions are not uncommon in our industry. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected.

The U.S. government may terminate, cancel, modify or curtail our contracts at any time and, if we do not replace them, we may be unable to achieve or sustain revenue growth and may suffer a decline in revenues and profitability.

Many of the U.S. government programs in which we participate as a contractor or subcontractor may extend for several years and include one or more base years and one or more option years. Under our contracts, the U.S. government generally has the right not to exercise options to extend or expand our contracts and may otherwise terminate, cancel, modify or curtail our contracts at its convenience. Any decision by the U.S. government not to exercise contract options or to terminate, cancel, modify or curtail our major programs or contracts would adversely affect our revenues, revenue growth and profitability.

We have experienced and continue to experience periodic performance issues under certain of our contracts. If a government customer terminates a contract for default, we may be exposed to liability, including for excess costs incurred by the customer in procuring undelivered services and solutions from another source. Depending on the nature and value of the contract, a performance issue or termination for default could cause our actual results to differ from those anticipated and could harm our reputation.

Our use of net operating loss carryforwards and other tax attributes to offset future taxable income may become limited in the event that we or the IRS determines that we have experienced an ownership change.

As of February 3, 2023, we have estimated $296 million of gross net operating loss carryforwards and tax basis in our acquired amortizable goodwill and other intangible assets of approximately $1.4 billion. Net operating loss carryforwards and other tax attributes are subject to various annual limitations under Sections 382 and 383 of the Internal Revenue Code, which restricts a corporation's ability to use such carryforwards and attributes following an ownership change.

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Changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.

Changes in U.S. (federal or state) regulations, or their interpretation and application, including those with retroactive effect, could result in increases in our tax expense and affect profitability and cash flows. For example, beginning in fiscal 2023, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures immediately in the year incurred and requires taxpayers to amortize such expenditures over five years for tax purposes. While the impact to income taxes payable is most significant in fiscal 2023, this impact will decrease over the five-year amortization period and is anticipated to be immaterial in year six. The actual impact will depend on the amount of research and development costs incurred by the Company, whether Congress modifies, or repeals this provision and whether new guidance and interpretive rules are issued by the U.S. Treasury, among other factors.

Legal disputes could require us to pay potentially large damage awards and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.

We are subject to a number of lawsuits and claims described under "Legal Proceedings" in Part I, Item 3 of this report. We are also subject to, and may become a party to, a variety of other litigation or claims and suits that arise from time to time in the ordinary course of our business. The Department of Justice and other enforcement agencies of the U.S. government may bring claims or lawsuits against us in connection with our performance of government contracts or our billing or record-keeping relating to those contracts. The Department of Justice has considerably more resources at its disposal than we do, and can bring suspension and debarment proceedings against us that would prevent us from working for some or all U.S. government customers. In addition, certain statutes under which the Department of Justice may bring claims (like the False Claims Act) provide for treble damages and penalties on a per invoice basis against government contractors. These circumstances generally give the Department of Justice significantly more leverage in any legal dispute with us than if we were defending ourselves against claims brought by a commercial enterprise. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. Any claims or litigation could be costly to defend, and even if we are successful or if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. Litigation and other claims, including those described under "Legal Proceedings" in Part I, Item 3 of this report, are subject to inherent uncertainties and management's view of these matters may change in the future.

Our business is subject to numerous legal and regulatory requirements and any violation of these requirements or any misconduct by our employees, subcontractors, agents or business partners could harm our business and reputation.

In addition to government contract procurement laws and regulations, we are subject to numerous other federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anti-corruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

Misconduct by our employees, subcontractors, agents or business partners could subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business and our future results. Such misconduct could include fraud or other improper activities such as falsifying time or other records, failure to comply with our policies and procedures or violations of applicable laws and regulations.

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Business and Operational Risks

A failure to attract, train, retain and utilize skilled employees and our senior management team would adversely affect our ability to execute our strategy and may disrupt our operations.

Our business relies heavily upon the expertise and services of our employees. Our continued success depends on our ability to recruit and retain highly trained and skilled engineering, technical and professional personnel. Competition for skilled personnel is intense and competitors aggressively recruit key employees. In addition, many U.S. government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain and personnel with security clearances are in great demand. Particularly in highly specialized areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which may affect our growth in the current and future fiscal years. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to efficiently perform our contractual obligations, timely meet our customers' needs and ultimately win new business, all of which could adversely affect our future results. In addition, salaries and related costs are a significant portion of the cost of providing our services and, accordingly, our ability to efficiently utilize our workforce impacts our profitability. If our employees are under-utilized, our profitability could suffer.

We believe that our success also depends on the continued employment of a highly qualified and experienced senior management team and that team's ability to retain existing business and generate new business. The loss of key personnel in critical functions could lead to lack of business continuity or disruptions in our business until we are able to hire and train replacement personnel.

We may make acquisitions, investments, joint ventures and divestitures in the future that involve numerous risks, which if realized, may adversely affect our business and our future results.

We may make strategic acquisitions, engage in joint ventures or divest existing businesses, which could cause us to incur unforeseen expenses and have disruptive effects on our business and may not yield the benefits we expect. Our Credit Facility also imposes limitations on our ability to make other acquisitions. Subject to those limitations, we may selectively pursue additional strategic acquisitions, investments and joint ventures in the future. Any future acquisitions, investments and joint ventures may pose many risks that could adversely affect our reputation, operations or financial results, including:

- we may not retain key employees (including those with needed security clearances), customers and business partners of an acquired business in the future;

- we may fail to successfully integrate acquired businesses, such as failing to successfully implement IT and other control systems relating to the operations of any acquired business;

- we may not generate sufficient earnings to meet the required Leverage Ratio under the Credit Facility, which would give lenders the right to, among other things, foreclose on our assets;

- acquisitions normally require a significant investment of time and resources, which may disrupt our business and distract our management from other important responsibilities;

- we may not be able to accurately estimate the financial effect of any acquisitions and investments on our business and we may not realize anticipated revenue opportunities, cost savings, or other synergies or benefits, or acquisitions may not result in improved operating performance; and

- we may assume known as well as unknown material liabilities, legal or regulatory risks that were not identified as part of our due diligence or for which we are unable to receive a purchase price adjustment or reimbursement through indemnification;

If any acquisitions, investments or joint ventures fail, perform poorly or their value is otherwise impaired for any reason, including contractions in credit markets and global economic conditions, our business and financial results could be adversely affected.

In addition, we may periodically divest businesses, including businesses that are no longer a part of our ongoing strategic plan. These divestitures similarly require significant investment of time and resources and may disrupt our

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business, distract management from other responsibilities and may result in losses on disposal or continued financial involvement in the divested business, including through indemnification, guarantee or other financial arrangements, for a period of time following the transaction, which could adversely affect our financial results.

We will incur direct and indirect costs as a result of the acquisitions of Unisys Federal, Halfaker, and Koverse.

We will incur substantial expenses in connection with and as a result of the acquisitions and, over a period of time following the completion of the acquisitions, we expect to incur substantial expenses in connection with coordinating our businesses, operations, policies and procedures. While we have assumed that a certain level of transaction expenses will be incurred, factors beyond our control could affect the total amount or the timing of these expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately.

Our business and financial results could be negatively affected by cyber or other security threats.

As a U.S. government contractor and a provider of IT services operating in multiple regulated industries and geographies, we handle a variety of sensitive information including personally identifiable information, personnel information, protected health information, classified information and controlled unclassified information, and financial information, concerning our business and employees and those of our customers. We are continuously exposed to cyber and other security threats, including malware/computer viruses, ransomware, phishing attacks, insider threats and physical break-ins. Any unauthorized electronic or physical intrusion or other security threat may jeopardize the protection of sensitive or other information stored or transmitted through our IT systems and networks. This could lead to disruptions in mission-critical systems, unauthorized release of sensitive information and the theft or corruption of data. Although we have implemented and regularly update and improve policies, procedures and other controls to monitor, protect against, detect and mitigate cyber and other security threats, attempts to gain unauthorized access to our IT systems and networks are becoming more prevalent and sophisticated. We, however, proactively seek to detect, investigate, mitigate and remediate all security events.

In addition, we work with the defense industrial base industry and the U.S. government to gather and share threat intelligence and promote increased awareness and enhanced protections against cybersecurity threats. However, because of the evolving nature of these security threats, there can be no assurance that our policies, procedures and other controls will detect or prevent them, and we cannot predict their full impact. We may experience similar security threats to the IT systems that we develop, install or maintain under customer contracts, including customer contracts under which we may have access to or management responsibility for customer databases or networks that contain sensitive information relating to our customers, their employees or related third parties. Although we work cooperatively with our customers to seek to minimize the impacts of cyber and other security threats, we must usually rely on the safeguards used or required by those customers. In the event of unauthorized access to sensitive information for which we are responsible under customer contracts, our customers, their employees, or third parties may seek to hold us liable for any costs or other damages associated with the unauthorized access. In addition, government agencies may bring legal actions against us for violation of or noncompliance with regulatory requirements relating to any unauthorized access to sensitive information including failure to make adequate and timely disclosure to the public, regulators or law enforcement agencies. Occurrence of any unauthorized access caused by these security threats could adversely affect our reputation, business operations including contract terminations, ability to win work on future contracts, and impact our financial results. Any remediation costs, damages or other liabilities related to unauthorized access of sensitive information of ours or our customers caused by cyber or other security threats may not be fully insured or indemnified by other means or our insurers.

We face various risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and/or cash flows.

We face various risks related to health epidemics, pandemics and similar outbreaks, including the global outbreak of COVID-19. If significant portions of our workforce are unable to work effectively due to illness, quarantines, government actions, facility closures or other reasons in connection with COVID-19 or similar outbreaks, our operations will likely be impacted. We may be unable to perform fully on our contracts and some of our costs may not be fully recoverable or adequately covered by insurance. It is also possible that the continued spread of COVID-19 may also cause disruption in our supply chain; cause delay, or limit the ability of, the U.S. government and other customers to perform, including making timely payments to us; impact investment performance; and cause other unpredictable events.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

In addition, the resulting volatility in the global capital markets could restrict our access to capital and/or increase our cost of capital.

We continue to monitor the ongoing situation relating to COVID-19, to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences.

At this time, we cannot predict the overall impact of COVID-19, but it could have a material adverse effect on our business, financial position, results of operations and/or cash flows.

Customer systems failures could damage our reputation and adversely affect our revenues and profitability.

Many of the systems and networks that we develop, install and maintain for our customers involve managing and protecting personal information and information relating to national security and other sensitive government functions. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, whether caused by us, third-party service providers, cybersecurity threats or other events, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation and prevent us from having access to or being eligible for further work on such systems and networks. Our errors and omissions liability insurance may be inadequate to compensate us for all of the damages that we may incur and, as a result, our future results could be adversely affected.

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our revenues, profitability and growth prospects could be adversely affected.

We rely on teaming relationships with other prime contractors and subcontractors in order to submit bids for large procurements or other opportunities where we believe the combination of services, products and solutions provided by us and our teammates will help us to win and perform the contract. Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their contract relationships with us, or if the U.S. government terminates or reduces these other contractors' programs, does not award them new contracts or refuses to pay under a contract. Companies that do not have access to U.S. government contracts or experience with our customers may perform services as our subcontractor that we cannot otherwise provide ourselves, and that exposure could enhance such companies' prospect of securing a future position as a prime U.S. government contractor, which could increase competition for future contracts and impair our ability to win these contracts. Whenever our subcontractors fail to timely meet their contractual obligations, have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized.

We have only a limited ability to protect our intellectual property rights, which are important to our success. Our failure to adequately protect our proprietary information and intellectual property rights could adversely affect our competitive position.

We rely principally on trade secrets to protect much of our intellectual property in cases where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. We may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. If we are unable to prevent third parties from infringing or misappropriating our copyrights, trademarks or other proprietary information, our competitive position could be adversely affected. In addition, in connection with the performance of services, the U.S. government has certain rights to inventions, data, software codes and related material that we develop under government-funded contracts and subcontracts, which may permit the U.S. government to disclose or license this information to third parties, including, in some instances, our competitors.

In the course of conducting our business, we may inadvertently infringe the intellectual property rights of others, resulting in claims against us or our customers. Our contracts generally indemnify our customers for third-party claims for intellectual property infringement by the services and solutions we provide. The expense of defending these claims may adversely affect our financial results.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

We face risks related to climate change if associated increases in extreme weather events prohibit or adversely affect our employees' ability to work.

Severe storms, increased precipitation and flooding, heat waves and other weather-related obstacles due to climate change could adversely affect our ability to execute our strategy and may disrupt our operations. Any failure of our employees' ability to work could potentially impair our capability to efficiently perform and meet our contractual obligations, timely address our customers' needs and ultimately win new business, all of which could adversely affect our business, financial position, results of operations, and/or cash flows. While we have a distributed workforce with employees working remotely across the U.S., we do have employees who, because of client requirements or contractual obligations, must work at specified locations. In these instances, if there was a severe weather event that impacted such a location we may not be able to meet the client's requirements or our contractual obligations. In the shorter term, a climate-related event could temporarily suspend our ability to do the required work in person, produce operational or other unforeseen challenges, and in the longer term, threaten our ability to perform contracts in a timely manner or meet other requirements of the contract, any of which could harm our business and its results.

Although SAIC has business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective or that such measures will not adversely affect our operations or long-term plans. In addition, local conditions and regulations may delay the return of employees to business sites, which could impede our ability to meet the client's requirements or our contractual obligations. The ability of individual employees, based on how severely the climate-related event has impacted them, may also impede our ability to meet the client's requirements or our contractual obligations.

Our customers, both government and civil, may shift priorities, requirements and business processes in response to climate change, which could affect our business and revenues.

Customers could change priorities and approaches due to their operations experiencing a direct climate-change impact, have future concerns about their long-term sustainability, face external legislative or regulatory pressure, or other external market factors such as investor, consumer or societal requests or demands that a customer may feel obliged to respond to. Such changes and responses by our customers have the potential to adversely impact our future revenues, profitability and prospects.

We could incur significant liabilities and suffer negative publicity if our detection systems fail to operate as intended or our assessment reports prove to be inaccurate.

We have developed and sold tsunami buoys and related services that are designed to assist in the detection of tsunamis or large waves that may have catastrophic consequences to coastal communities. Our buoys have been deployed by the U.S. National Oceanic and Atmospheric Administration and non-U.S. governments in other areas around the world. There are many factors, some of which are beyond our control, which could result in the failure of these buoys. We may develop other products or provide services for the detection of natural or man-made threats that could have catastrophic consequences if the threats are realized. In addition, we prepare reports for various government customers in the evaluation or assessment of the consequences of certain threats or natural disasters. The failure of our products and services to help detect the threats for which they were designed or the failure of our reports to accurately assess the consequences of certain threats could contribute to injury, death and extensive property damage and may lead to product liability, professional liability, or other claims against us. Further, if our products, services or reports fail to, or are perceived to have failed to help detect or adequately assess a threat, the negative publicity from such incident could have a material adverse effect on our business.

Our services and operations sometimes involve using, handling or disposing of hazardous substances or dangerous materials, which could expose us to potentially significant liabilities.

Some of our services and operations involve the use, handling or disposal of hazardous substances or dangerous materials, including explosive, chemical, biological, radiological or nuclear materials. These activities generally subject us to extensive foreign, federal, state and local environmental protection and health and safety laws and regulations, which, among other things, require us to incur costs to comply with these regulations and could impose liability on us for handling or disposing of hazardous substances or dangerous materials. Furthermore, failure to comply with these environmental protection and health and safety laws and regulations could result in civil, criminal, regulatory, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. government or could cause us to incur costs to change, upgrade, remediate and/or close

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

some of our operations or properties. Although we do not have extensive real estate holdings, our ownership and operation of real property also subjects us to environmental protection laws, some of which hold current or previous owners or operators of businesses and real property liable for hazardous substance releases, even if they did not know of and were not responsible for the releases. If we have any violations of, or incur liabilities pursuant to, these laws or regulations, our financial condition and operating results could be adversely affected.

We face risks associated with our international business.

Our international business operations may be subject to additional and different risks than our U.S. business. Failure to comply with U.S. government laws and regulations applicable to international business such as the Foreign Corrupt Practices Act or U.S. export control regulations could have an adverse impact on our business with the U.S. government and could expose us to administrative, civil or criminal penalties and may expose us to potentially significant contract losses. In addition, we provide services and solutions in support of U.S. government customers in countries with governments that may be or may become unstable or are in areas of active military or intelligence operations. Operating in such environments may increase the risk of an incident resulting in injury or loss of life, or damage or destruction of property, or inability to meet our contractual obligations. Although our international operations have historically generated a small proportion of our revenues, we do not know the impact that these regulatory, geopolitical and other factors may have on our business in the future and any of these factors could adversely affect our business.

Pension funding and costs are dependent upon several economic assumptions, which if changed may cause our future earnings and cash flow to fluctuate significantly.

As a result of the acquisition of Engility Holdings, Inc. (Engility) in fiscal 2019, we assumed the obligations under Engility's defined benefit pension plan (the Pension Plan). The impact of the Pension Plan on our U.S. generally accepted accounting principles (GAAP) earnings may be volatile in that the amount of expense we record for the Pension Plan may materially change from year to year because those calculations are sensitive to funding levels as well as changes in several key economic assumptions, including interest rates, rates of return on plan assets, and other actuarial assumptions including participant mortality estimates. Changes in these factors also affect our plan funding, cash flow, and stockholders' equity. In addition, the funding of the Pension Plan may be subject to changes caused by legislative or regulatory actions.

We will make contributions to fund the Pension Plan when considered necessary or advantageous to do so. The macro-economic factors discussed above, including the return on assets and the minimum funding requirements established by government funding or taxing authorities, or established by other agreement, may influence future funding requirements. A significant decline in the fair value of the assets in the Pension Plan, or other adverse changes to the Pension Plan could require us to make significant funding contributions and affect cash flows in future periods.

As a result of the acquisition of Engility, we also assumed the obligations under a Retiree Health Reimbursement Account plan (RHRA). The impact of Engility's RHRA on our GAAP earnings may be volatile in that the amount of expense we record for the plan may materially change from year to year because those calculations are sensitive to several key economic assumptions including interest rates and actuarial assumptions related to participant mortality, retirement and termination.

CAS govern the extent to which postretirement costs and plan contributions are allocable to and recoverable under contracts with the U.S. government. On December 27, 2011 the U.S. government's Cost Accounting Standards Board published a final rule that harmonizes CAS pension cost reimbursement rules with the Pension Protection Act of 2006 (PPA) funding requirements. The rule is expected to eventually mitigate the mismatch between CAS costs and PPA-amended Employee Retirement Income Security Act of 1974 (ERISA) minimum funding requirements, and result in an acceleration of allowable CAS pension costs as compared to the prior rules. We anticipate that government contractors will be entitled to an equitable adjustment for any additional CAS contract costs resulting from the final rule. As a result, we have sought and expect to continue to seek reimbursement from the U.S. government for a portion of our postretirement costs and plan contributions. For additional information related to our pension funding and costs, see Note 9 to the consolidated financial statements contained within this report.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Goodwill and intangible assets represent a significant amount of our total assets and any impairment of these assets would negatively impact our results of operations.

Goodwill and intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of events or changes in circumstances indicating that the carrying value of goodwill may not be recoverable could include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key contracts, customer relationships, or personnel that affect current and future operating cash flows of the reporting unit. Any future impairment of goodwill or other intangible assets would have a negative impact on our profitability and financial results.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in depository accounts may exceed the $250,000 Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. Any material loss that we may experience in the future could have a material adverse effect on our financial position and could materially impact our ability to pay our operational expenses or make other payments. Banking institution failures, or changes in legislation and regulation, may adversely impact other entities that would, in turn, impact us. If our customers, suppliers, insurers, joint venture partners, sureties, or other parties with whom we do business with are affected by issues in the banking industry it may have an adverse impact on our operational and financial performance.

Forward-Looking Statement Risks

You may not be able to rely on forward-looking statements.

This report contains forward-looking statements that are based on our management's belief and assumptions about the future in light of information currently available to our management. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "projects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "outlook," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance or achievements. There are a number of important factors that could cause our actual results to differ materially from those results anticipated by our forward-looking statements, which include, but are not limited to, the risk factors discussed above.

We do not undertake any obligation to update or revise any of the forward-looking statements to reflect events, circumstances, changes in expectations, or the occurrence of unanticipated events after the date of those statements or to conform these statements to actual results.

Item 1B. *Unresolved Staff Comments*

No information is required in response to this item.

Item 2. *Properties*

We occupy approximately 4 million square feet of floor space, substantially all of which is leased. Our corporate headquarters is located in Reston, Virginia. Our principal locations outside of Reston, Virginia include Chantilly, Virginia; Huntsville, Alabama; Oak Ridge, Tennessee; El Segundo, California; Annapolis Junction, Maryland; Indianapolis and Bedford, Indiana; and Charleston, South Carolina. As of February 3, 2023, we conducted our operations in approximately 140 offices located in 29 states, the District of Columbia, and various foreign countries. We consider our facilities suitable and adequate for our present needs, which are generally limited to office, integration, warehouse and computer laboratory spaces.

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Item 3. *Legal Proceedings*

We have provided information about legal proceedings in which we are involved in Note 17 to the consolidated financial statements contained within this report.

We are also routinely subject to investigations and reviews relating to compliance with various laws and regulations. Additional information regarding such investigations and reviews is described under the heading "Government Investigations, Audits and Reviews" in Note 17 to the consolidated financial statements contained within this report.

Item 4. *Mine Safety Disclosures*

No information is required in response to this item.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Part II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange under the ticker symbol "SAIC". As of March 10, 2023, there were approximately 23,000 holders of record of our common stock. The number of holders of record of our common stock may not be representative of the number of beneficial owners due to shares that may be held by depositories, brokers or nominees.

Stock Performance Graph

The following graph compares the total cumulative return on our common stock, from the beginning of fiscal year 2018 through fiscal year 2023, to two indices: (i) the Russell 1000 Index and (ii) the Dow Jones US Computer Services Index. The graph assumes an initial investment of $100 on February 2, 2018 and that dividends have been reinvested. The comparisons in the graph are required by the U.S. Securities and Exchange Commission (SEC), based upon historical data and are not intended to forecast or be indicative of possible future performance of our common stock.



21

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Purchases of Equity Securities

We may repurchase shares on the open market in accordance with established repurchase plans. Whether repurchases are made and the timing and amount of repurchases depend on a variety of factors including market conditions, our capital position, internal cash generation and other factors.

The following table presents repurchases of our common stock during the three months ended February 3, 2023:

Period[1]	Total Number of Shares (or Units) Purchased[2]	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[3]
October 29, 2022 - December 2, 2022	187,084	$ 109.04	187,084	7,725,678
December 3, 2022 - January 6, 2023	176,522	110.74	176,522	7,549,156
January 7, 2023 - February 3, 2023	155,458	103.88	155,458	7,393,698
Total	519,064	$ 108.07	519,064	

(1) Date ranges represent our fiscal periods during the current quarter. Our fiscal quarters typically consist of one five-week period and two four-week periods. However, the fourth quarter of fiscal 2023 consisted of two five-week periods and one four-week period.

(2) Includes shares purchased on surrender by stockholders of previously owned shares to satisfy minimum statutory tax withholding obligations related to stock option exercises and vesting of stock awards in addition to shares purchased under our publicly announced plans or programs.

(3) In June 2022, the number of shares that may be purchased increased by 8.0 million shares, bringing the total authorized shares to be repurchased under the plan to approximately 24.4 million shares. As of February 3, 2023, we have repurchased approximately 17.0 million shares of our common stock under the program.

Item 6. *[Reserved]*

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations, and quantitative and qualitative disclosures about market risk should be read in conjunction with our consolidated financial statements and the related notes included in this Form 10-K, as well as Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the year ended January 28, 2022, which provides additional information on comparisons of fiscal 2022 and 2021. It contains forward-looking statements (which may be identified by words such as those described in "Risk Factors—Forward-Looking Statement Risks" in Part I, Item 1A of this report), including statements regarding our intent, belief, or current expectations with respect to, among other things, trends affecting our financial condition or results of operations; backlog; our industry; government budgets and spending; market opportunities; the impact of competition; and the impact of acquisitions. Such statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Risks, uncertainties and assumptions that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in "Risk Factors" in Part I, Item 1A of this report. Due to such risks, uncertainties and assumptions, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future results or developments.

We use the terms "SAIC," the "Company," "we," "us" and "our" to refer to Science Applications International Corporation and its consolidated subsidiaries.

The Company utilizes a 52/53 week fiscal year ending on the Friday closest to January 31, with fiscal quarters typically consisting of 13 weeks. Fiscal 2023 began on January 29, 2022 and ended on February 3, 2023, fiscal 2022 began on January 30, 2021 and ended on January 28, 2022, and fiscal 2021 began on February 1, 2020 and ended on January 29, 2021. Fiscal 2023 consisted of 53 weeks with the extra week occurring in the fourth quarter, while fiscal 2022 and 2021 consisted of 52 weeks.

Business Overview

We are a leading technology integrator providing full life cycle services and solutions in the technical, engineering and enterprise information technology (IT) markets. We developed our brand by addressing our customers' mission critical needs and solving their most complex problems for over 50 years. As one of the largest pure-play technology service providers to the U.S. government, we serve markets of significant scale and opportunity. Our primary customers are the departments and agencies of the U.S. government. We serve our customers through approximately 1,900 active contracts and task orders and employ approximately 25,000 individuals who are led by an experienced executive team of proven industry leaders. Our long history of serving the U.S. government has afforded us the ability to develop strong and longstanding relationships with some of the largest customers in the markets we serve. Substantially all of our revenues and tangible long-lived assets are generated and located in the United States.

Economic Opportunities, Challenges, and Risks

In fiscal 2023, we generated 98% of our revenues from contracts with the U.S. government, including subcontracts on which we perform. Our business performance is affected by the overall level of U.S. government spending and the alignment of our offerings and capabilities with the budget priorities of the U.S. government. Appropriations measures passed in December 2022 provided full funding for the federal government through the end of government fiscal year 2023. In October 2021, the Federal debt ceiling was increased by $480 billion and in December 2021 was further increased by $2.5 trillion. In January 2023, the Federal debt ceiling was reached and the U.S. Department of the Treasury is currently operating under "extraordinary measures."

Adverse changes in fiscal and economic conditions could materially impact our business. Some changes that could have an adverse impact on our business include adverse regulations, the implementation of future spending reductions (including sequestration), delayed passage of appropriations bills resulting in temporary or full-year continuing resolutions, extreme inflationary increases adversely impacting fixed-price contracts, inability to increase or suspend the Federal debt ceiling, and potential government shutdowns.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Spending packages, including the infrastructure bill, Inflation Reduction Act, and CHIPS and Science Act, as well as future potential spending packages, may provide additional opportunity in areas of SAIC focus such as digital modernization, cyber, microelectronics support, and climate resiliency.

The U.S. government has increasingly relied on contracts that are subject to a competitive bidding process (including indefinite delivery, indefinite quantity (IDIQ), U.S. General Services Administration (GSA) schedules, and other multi-award contracts), which has resulted in greater competition and increased pricing pressure. Additionally, the U.S. government has put renewed emphasis on increasing the number of small business prime set aside contracts that further reduce the addressable market in some areas.

Despite the budget and competitive pressures affecting the industry, we believe we are well-positioned to protect and expand existing customer relationships and benefit from opportunities that we have not previously pursued. Our scale, size, and prime contractor leadership position are expected to help differentiate us from our competitors, especially on large contract opportunities. We believe our long-term, trusted customer relationships and deep technical expertise provide us with the sophistication to handle highly complex, mission-critical contracts. Our value proposition is found in the proven ability to serve as a trusted adviser to our customers. In doing so, we leverage our expertise and scale to help them execute their mission.

We succeed as a business based on the solutions we deliver, our past performance, and our ability to compete on price. Our solutions are inspired through innovation based on adoption of best practices and technology integration of the best capabilities available. Our past performance was achieved by employees dedicated to supporting our customers' most challenging missions. Our current cost structure and ongoing efforts to reduce costs by strategic sourcing and developing repeatable offerings sold "as a service" and as managed services in a more commercial business model are expected to allow us to compete effectively on price in an evolving environment. Our ability to be competitive in the future will continue to be driven by our reputation for successful program execution, competitive cost structure, development of new pricing and business models, and efficiencies in assigning the right people, at the right time, in support of our contracts.

On July 2, 2021, we completed the acquisition of Halfaker and Associates, LLC (Halfaker). The acquisition of Halfaker, in alignment with our long-term strategy, grows the Company's digital transformation portfolio while expanding its ability to support the government's healthcare mission.

On March 13, 2020, we completed the acquisition of Unisys Federal, a former operating unit of Unisys Corporation. The acquisition of Unisys Federal, in alignment with our long-term strategy, positions SAIC as a leading government services technology integrator in digital transformation, and is highly accretive across all key financial metrics.

See "Risk Factors" in Part I, Item 1A of this report for additional discussion of our industry and regulatory environment.

Impacts of the COVID-19 Pandemic

While we are continuing to monitor the ongoing outbreak of COVID-19, the pandemic did not have a material impact to revenues and operating income during fiscal 2023. The full extent of the impact of COVID-19 on our business and our operational and financial performance will depend on future developments, including the duration and spread of the pandemic, all of which are uncertain and cannot be predicted.

The Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) allowed for the deferral of certain payroll tax payments through December 31, 2020 and we deferred total payments of approximately $103 million. The first installment (approximately $51 million) of these deferred payroll taxes was paid during fiscal 2022 and the second and final installment was paid during fiscal 2023.

We have not experienced a significant impact to our liquidity or access to capital as a result of the COVID-19 pandemic. As discussed in "Liquidity and Capital Resources" we believe that our existing cash on hand, generation of future operating cash flows, and access to bank financing and capital markets will provide adequate resources to meet our short-term liquidity and long-term capital needs. As of February 3, 2023 we were in compliance with our debt covenants and we have not been required to obtain additional financing, or make significant modifications to our capital deployment strategy, as a result of the COVID-19 pandemic.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Management of Operating Performance and Reporting

Our business and program management process is directed by professionals focused on serving our customers by providing high quality services in achieving program requirements. These professionals carefully monitor contract margin performance by constantly evaluating contract risks and opportunities. Throughout each contract's life cycle, program managers review performance and update contract performance estimates to reflect their understanding of the best information available.

We evaluate our results of operations by considering the drivers causing changes in revenues, operating income and operating cash flows. Given that revenues fluctuate on our contract portfolio over time due to contract awards and completions, changes in customer requirements, and increases or decreases in ordering volume of materials, we evaluate significant trends and fluctuations resulting from these factors. Whether performed by our employees or by our subcontractors, we primarily provide services and, as a result, our cost of revenues are predominantly variable. We also analyze our cost mix (labor, subcontractor and materials) in order to understand operating margin because programs with a higher proportion of SAIC labor are generally more profitable. Changes in cost of revenues as a percentage of revenues other than from revenue volume or cost mix are normally driven by fluctuations in shared or corporate costs, or cumulative revenue adjustments due to changes in estimates.

Changes in operating cash flows are described with regard to changes in cash generated through the rendering of services, significant drivers of fluctuations in assets or liabilities and the impacts of changes in timing of cash receipts or disbursements.

Results of Operations

The primary financial performance measures we use to manage our business and monitor results of operations are revenues, operating income and cash flows from operating activities. The following table summarizes our results of operations:

	Year Ended				
	February 3, 2023	Percent change	January 28, 2022	Percent change	January 29, 2021
	(dollars in millions)				
Revenues	**$ 7,704**	*4 %*	$ 7,394	*5 %*	$ 7,056
Cost of revenues	**6,816**	*4 %*	6,535	*4 %*	6,264
As a percentage of revenues	**88.5 %**		88.4 %		88.8 %
Selling, general and administrative expenses	**374**	*9 %*	344	*(2)%*	352
Acquisition and integration costs	**13**	*(77)%*	56	*4 %*	54
Other operating income	**—**	*(100)%*	(3)	*(25)%*	(4)
Operating income	**501**	*8 %*	462	*18 %*	390
As a percentage of revenues	**6.5 %**		6.2 %		5.5 %
Net income attributable to common stockholders	**$ 300**	*8 %*	$ 277	*33 %*	$ 209
Cash flows provided by operating activities	**$ 532**	*3 %*	$ 518	*(31)%*	$ 755

Revenues. Revenues increased $310 million from fiscal 2022 to fiscal 2023 due to ramp up on new and existing contracts, four additional working days in the current year period, and the acquisition of Halfaker (approximately $72 million), partially offset by contract completions and lower net favorable changes in contract estimates. Adjusting for the impact of acquired and divested revenues and the estimated impact of the additional four working days in fiscal 2023, revenues grew approximately 1.5%.

Cost of Revenues. Cost of revenues increased $281 million from fiscal 2022 to fiscal 2023 primarily due to ramp up on new and existing contracts, four additional working days in the current year period, and the acquisition of Halfaker.

Selling, General and Administrative Expenses (SG&A). SG&A increased $30 million from fiscal 2022 to fiscal 2023 primarily due to higher restructuring costs (see Note 5 to the consolidated financial statements contained within this report) and the acquisition of Halfaker.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Acquisition and integration costs. Acquisition and integration costs decreased $43 million from fiscal 2022 to fiscal 2023 primarily due to the acquisitions of Halfaker and Koverse in the prior year period.

Operating Income. Operating income as a percentage of revenues increased from fiscal 2022 to fiscal 2023 primarily due to improved profitability across our contract portfolio and lower acquisition and integration costs, partially offset by higher restructuring costs and lower net favorable changes in contract estimates.

Cash Flows Provided by Operating Activities. Cash flows provided by operating activities were $532 million for fiscal 2023, which represented an increase of $14 million from fiscal 2022. The increase was primarily due to higher cash provided by the Master Accounts Receivable Purchase Agreement (MARPA Facility) (see Note 14 to the consolidated financial statements), the timing of collections and other changes in working capital, partially offset by tax payments associated with Section 174 of the Internal Revenue Code and cash payments during the year associated with certain change in control provisions related to the acquisition of Halfaker (see Note 4 to the consolidated financial statements).

Non-GAAP Measures

Earnings before interest, taxes, depreciation and amortization (EBITDA), and adjusted EBITDA are non-GAAP financial measures. While we believe that these non-GAAP financial measures are also useful for management and investors in evaluating our financial information, they should be considered as supplemental in nature and not as a substitute for financial information prepared in accordance with GAAP. Reconciliations, definitions, and how we believe these measures are useful to management and investors are provided below. Other companies may define similar measures differently.

EBITDA and Adjusted EBITDA. The performance measure EBITDA is calculated by taking net income and excluding interest and loss on sale of receivables, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is a performance measure that excludes costs that we do not consider to be indicative of our ongoing performance. Adjusted EBITDA is calculated by taking EBITDA and excluding acquisition and integration costs, impairments, restructuring costs, and any other material non-recurring costs. Integration costs are costs to integrate acquired companies including costs of strategic consulting services, facility consolidation and employee related costs such as retention and severance costs. The acquisition and integration costs relate to the Company's acquisitions. See Note 1 and Note 5 to the consolidated financial statements contained within this report for information related to our restructuring and impairment costs.

We believe that EBITDA and adjusted EBITDA provide management and investors with useful information in assessing trends in our ongoing operating performance and may provide greater visibility in understanding the long-term financial performance of the Company.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

EBITDA and adjusted EBITDA for the periods presented were calculated as follows:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Net income	$ 303	$ 279	$ 211
Interest expense and loss on sale of receivables	128	107	124
Interest income	(2)	—	(1)
Provision for income taxes	72	79	60
Depreciation and amortization	157	165	179
EBITDA	658	630	573
EBITDA as a percentage of revenues	*8.5 %*	*8.5 %*	*8.1 %*
Acquisition and integration costs	13	56	54
Restructuring and impairment costs	24	2	4
Depreciation included in acquisition and integration costs and restructuring and impairment costs	(3)	(1)	(1)
Recovery of acquisition and integration costs and restructuring and impairment costs[1]	(12)	(1)	(3)
Adjusted EBITDA	$ 680	$ 686	$ 627
Adjusted EBITDA as a percentage of revenues	*8.8 %*	*9.3 %*	*8.9 %*

(1)   Adjustment reflects the portion of acquisition and integration costs and restructuring and impairment costs recovered through the Company's indirect rates in accordance with U.S. government Cost Accounting Standards.

Adjusted EBITDA as a percentage of revenues decreased to 8.8% for fiscal 2023, compared to 9.3% for fiscal 2022, primarily due to lower net favorable changes in contract estimates and higher indirect expenses, partially offset by improved profitability across our contract portfolio.

Other Key Performance Measures

In addition to the financial measures described above, we believe that bookings and backlog are useful measures for management and investors to evaluate our potential future revenues. We also consider measures such as contract types and cost of revenues mix to be useful for management and investors to evaluate our operating income and performance.

Net Bookings and Backlog. Net bookings represent the estimated amount of revenues to be earned in the future from funded and negotiated unfunded contract awards that were received during the period, net of adjustments to estimates on previously awarded contracts. We calculate net bookings as the period's ending backlog plus the period's revenues less the prior period's ending backlog and initial backlog obtained through acquisitions.

Backlog represents the estimated amount of future revenues to be recognized under negotiated contracts as work is performed. We do not include in backlog estimates of revenues to be derived from IDIQ contracts, but rather record backlog and bookings when task orders are awarded on these contracts. Given that much of our revenue is derived from IDIQ contract task orders that renew annually, bookings on these contracts tend to refresh annually as the task orders are renewed. Additionally, we do not include in backlog contract awards that are under protest until the protest is resolved in our favor.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

We segregate our backlog into two categories as follows:

- *Funded Backlog.* Funded backlog for contracts with government agencies primarily represents estimated amounts of revenue to be earned in the future from contracts for which funding is appropriated less revenues previously recognized on these contracts. It does not include the unfunded portion of contracts in which funding is incrementally appropriated or authorized on a quarterly or annual basis by the U.S. government and other customers even though the contract may call for performance over a number of years. Funded backlog for contracts with non-government customers represents the estimated value on contracts, which may cover multiple future years, under which we are obligated to perform, less revenues previously recognized on these contracts.

- *Negotiated Unfunded Backlog.* Negotiated unfunded backlog represents estimated amounts of revenue to be earned in the future from negotiated contracts for which funding has not been appropriated or otherwise authorized and from unexercised priced contract options. Negotiated unfunded backlog does not include any estimate of future potential task orders expected to be awarded under IDIQ, GSA Schedules or other master agreement contract vehicles, with the exception of certain IDIQ contracts where task orders are not competitively awarded and separately priced but instead are used as a funding mechanism, and where there is a basis for estimating future revenues and funding on future anticipated task orders.

We expect to recognize revenue from a substantial portion of our funded backlog within the next twelve months. However, the U.S. government can adjust the scope of services of or cancel contracts at any time. Similarly, certain contracts with commercial customers include provisions that allow the customer to cancel prior to contract completion. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees (contract profit) for work performed.

The estimated value of our total backlog as of the dates presented was:

	February 3, 2023		January 28, 2022	
		(in millions)		
Funded backlog	$	3,554	$	3,491
Negotiated unfunded backlog		20,248		20,601
Total backlog	$	23,802	$	24,092

We had net bookings worth an estimated $7.4 billion and $9.4 billion during fiscal 2023 and 2022, respectively.

Contract Types. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract. For a discussion of the types of contracts under which we generate revenues, see "Business—Contract Types" in Part I, Item 1 of this report. The following table summarizes revenues by contract type as a percentage of revenues for the periods presented:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Cost reimbursement	56 %	54 %	54 %
Time and materials (T&M)	19 %	20 %	22 %
Firm-fixed price (FFP)	25 %	26 %	24 %
Total	100 %	100 %	100 %

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Cost of Revenues Mix. We generate revenues by providing a customized mix of services to our customers. The profit generated from our service contracts is affected by the proportion of cost of revenues incurred from the efforts of our employees (which we refer to below as labor-related cost of revenues), the efforts of our subcontractors and the cost of materials used in the performance of our service obligations under our contracts. Contracts performed with a higher proportion of SAIC labor are generally more profitable. The following table presents cost mix for the periods presented:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(as a % of total cost of revenues)		
Labor-related cost of revenues	53 %	54 %	55 %
Subcontractor-related cost of revenues	29 %	29 %	29 %
Supply chain materials-related cost of revenues	8 %	8 %	8 %
Other materials-related cost of revenues	10 %	9 %	8 %
Total	100 %	100 %	100 %

Liquidity and Capital Resources

As a services provider, our business generally requires minimal infrastructure investment. We expect to fund our ongoing working capital, commitments and any other discretionary investments with cash on hand, future operating cash flows and, if needed, borrowings under our $1.0 billion Revolving Credit Facility and $300 million MARPA Facility.

We anticipate that our future cash needs will be for working capital, capital expenditures, and contractual and other commitments. We consider various financial measures when we develop and update our capital deployment strategy, which include evaluating cash provided by operating activities, free cash flow and financial leverage. When our cash generation enables us to exceed our target average minimum cash balance, we intend to deploy excess cash through dividends, share repurchases, debt prepayments or strategic acquisitions.

Our ability to fund these needs will depend, in part, on our ability to generate cash in the future, which depends on our future financial results. Our future results are subject to general economic, financial, competitive, legislative and regulatory factors that may be outside of our direct control. Although we believe that the financing arrangements in place will permit us to finance our operations on acceptable terms and conditions for at least the next year, our future access to, and the availability of financing on acceptable terms and conditions will be impacted by many factors (including our credit rating, capital market liquidity and overall economic conditions). Therefore, we cannot ensure that such financing will be available to us on acceptable terms or that such financing will be available at all. Nevertheless, we believe that our existing cash on hand, generation of future operating cash flows, and access to bank financing and capital markets will provide adequate resources to meet our short-term liquidity and long-term capital needs.

During the second quarter of fiscal 2023, we amended our Credit Facility. See Note 11 to the consolidated financial statements contained within this report for additional information.

Upon the acquisition of Halfaker in fiscal 2022, we drew $100 million on our incremental senior secured Term Loan A2 Facility due October 2023. The proceeds were used for the purchase of Halfaker.

Upon the acquisition of Unisys Federal in fiscal 2021, we drew $600 million on our incremental senior secured Term Loan B2 Facility due March 2027 and issued $400 million of Senior Notes due 2028. In addition, in February 2020 we sold $200 million of accounts receivable under our MARPA Facility. The proceeds were used for the purchase of Unisys Federal.

Borrowings under our Term Loan Facilities, our MARPA Facility, and our Revolving Credit Facility incur interest at a variable rate. In accordance with our risk management objectives, we hold fixed interest rate swap agreements to hedge the variability in interest payment cash flows on a substantial portion of our outstanding variable rate debt. These instruments are accounted for as cash flow hedges. Under the swap agreements, we pay the fixed rate and the counterparties to the agreement pay a floating interest rate.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Our Credit Facility contains customary terms and conditions including financial covenants and covenants restricting the Company's ability to merge or consolidate with another entity or undertake other fundamental changes, enter into property sale and leaseback transactions, and incur liens. The Company's dividends and share repurchases may be limited under certain leverage ratios, and we may be required to make an annual debt prepayment based on our cash flows from operating activities. See Note 11 to the consolidated financial statements contained within this report for a more complete understanding of our Credit Facility.

We currently maintain credit ratings from major U.S. rating agencies. Failure to maintain acceptable ratings could have an adverse effect on the Company's future cost of capital and any significant increase in the level of our borrowings could negatively impact these ratings.

Beginning in fiscal 2023, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures immediately in the year incurred and requires taxpayers to amortize such expenditures over five years for tax purposes. This provision resulted in an increase to income taxes payable of approximately $94 million, offset by a corresponding increase to net deferred tax assets in fiscal 2023. The actual impact will depend on the amount of research and development costs incurred by the Company, whether Congress modifies, or repeals this provision and whether new guidance and interpretive rules are issued by the U.S. Treasury, among other factors. While the impact to income taxes payable is most significant in fiscal 2023, this impact will decrease over the five-year amortization period and is anticipated to be immaterial in year six.

During fiscal 2023, we repurchased approximately 2.6 million shares of our common stock for $245 million from the open market in connection with our existing share repurchase program. Since the program's inception in December of 2013, we have repurchased 17.0 million shares for $1,191 million.

The following table summarizes our principal contractual commitments as of February 3, 2023:

	Total		Due in Fiscal 2024	
	(in millions)			
Long-term debt including current portion	$	2,390	$	31
Interest payments on long-term debt[1]		489		149
Operating lease obligations		211		48
Estimated purchase obligations[2]		94		71
Other liabilities[3]		186		17
Total contractual obligations	$	3,370	$	316

(1)   Amounts include an estimate of future variable interest payments on the Term Loan Facilities based on scheduled outstanding principal amounts, current applicable margin and projected 1-month Term SOFR as of February 3, 2023. The amounts presented in this table exclude the effects of interest rate swaps used to hedge against changes in 1-month Term SOFR.

(2)   Excludes purchase orders for services or products to be delivered pursuant to U.S. government contracts in which we have full recourse under normal contract termination clauses.

(3)   Other liabilities primarily consist of liabilities associated with deferred compensation plan obligations and liabilities for unrecognized tax benefits. Deferred compensation plan obligations due in fiscal 2024 are based on participants' payment elections on retirement and estimated retirement ages. Liabilities for unrecognized tax benefits due in fiscal 2024 are based on the fiscal year in which the reversals of timing positions are likely to occur.

See respective notes to the consolidated financial statements contained within this report for further information about our long-term debt (Note 11), lease payment obligations (Note 15), liabilities for unrecognized tax benefits (Note 10), and letters of credit and surety bonds (Note 17).

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Historical Cash Flow Trends

The following table summarizes our cash flows:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Net cash provided by operating activities	$ 532	$ 518	$ 755
Net cash used in investing activities	(36)	(292)	(1,231)
Net cash (used in) provided by financing activities	(493)	(301)	464
Total increase (decrease) in cash, cash equivalents and restricted cash	$ 3	$ (75)	$ (12)

Cash Provided by Operating Activities. Refer to "Results of Operations" above for a discussion of the changes in cash provided by operating activities between fiscal 2023 and 2022.

Cash Used in Investing Activities. Cash used in investing activities decreased in fiscal 2023 compared to the prior year period primarily due to cash paid for the acquisitions of Halfaker and Koverse in the prior year period.

Cash Used in/Provided by Financing Activities. Cash used in financing activities increased in fiscal 2023 compared to the prior year period primarily due to borrowings obtained to finance the Halfaker acquisition in the prior year period of $100 million, a $90 million voluntary principal prepayment during the third quarter of fiscal 2023, and higher share repurchases of $37 million, partially offset by a $35 million voluntary principal prepayment during the fourth quarter of fiscal 2022.

Commitments and Contingencies

We are subject to a number of reviews, investigations, claims, lawsuits and other uncertainties related to our business. For a discussion of these items, see Note 17 to the consolidated financial statements contained within this report.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, as well as the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates and assumptions on an ongoing basis. Our estimates and assumptions have been prepared on the basis of the most current reasonably available information and, in some cases, are our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions may change in the future as more current information is available.

Management believes that our critical accounting policies and estimates are those that are both material to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments difficult, subjective and complex have to do with making estimates about the effect of matters that are inherently uncertain. These policies are described below.

Revenue Recognition. We generate our revenues primarily from long-term contracts in which we provide technical, engineering and enterprise IT services directly for the U.S. government and as a subcontractor with other contractors engaged in work for the U.S. government. We evaluate the nature of the contract and the services provided when determining the accounting method utilized for each contract. We recognize a significant portion of our revenues using a cost input measure of progress that requires us to rely on the skill and expertise of our engineers, program managers and business management professionals in the many areas of cost estimation. These estimates of costs can span several years and take into account many factors including the availability, productivity and cost of labor, potential delays in our performance and the level of future indirect cost allocations.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Many of our contracts include forms of variable consideration such as reimbursable costs, award and incentive fees, usage-based pricing, service-level penalties, performance bonuses, and other provisions that can either increase or decrease the transaction price. Variable amounts are generally determined upon our achievement of certain performance metrics, program milestones or cost targets and may be based upon customer discretion. At contract inception, we estimate the transaction price and may include variable consideration in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When developing these estimates, we consider the customer, contract terms, the complexity of the work and related risks, the extent of customer discretion, historical experience and the potential of a significant reversal of revenue.

Changes in Estimates on Contracts. Changes in estimates of revenues, cost of revenues or profits related to performance obligations satisfied over time are recognized in operating income in the period in which such changes are made for the inception-to-date effect of the changes. Changes in these estimates can occur routinely over the performance period for a variety of reasons, which include: changes in scope; changes in cost estimates due to unanticipated cost growth or reassessments of risks impacting costs; changes in the estimated transaction price, such as variable amounts for incentive or award fees; and performance being better or worse than previously estimated.

Many of the Company's contracts recognize revenue using a cost input measure (cost-to-cost), which requires estimates of total costs at completion. For contracts using a cost input measure, when total expected contract costs exceed total estimated contract revenues, the Company recognizes the total estimated loss in the quarter identified. Total estimated losses are inclusive of any unexercised options that are probable of award, only if they increase the amount of the loss. Aggregate net changes in contract estimates increased operating income by $4 million, $13 million and $9 million for fiscal 2023, 2022 and 2021, respectively. For additional information related to changes in estimates on contracts, including gross favorable and unfavorable adjustments as well as the impact to earnings per share, see Note 3 to the consolidated financial statements contained within this report.

Business Combinations. We record all tangible and intangible assets acquired and liabilities assumed in a business combination at fair value as of the acquisition date. The excess amount of the aggregated purchase consideration paid over the fair value of the net of assets acquired and liabilities assumed is recorded as goodwill.

The fair values of assets acquired and liabilities assumed are determined using either an income, cost or market approach. Each of these valuation methods requires significant judgment, including analysis of historical performance and estimates of future performance. Estimates can be affected by contract performance and other factors that may cause final amounts to differ materially from original estimates.

Under the income approach, fair value is based on the present value of future cash flows to be generated over the remaining economic life of an asset or liability being measured. This method includes estimates for projections of revenues and expenses, royalty rates, tax rates, contributory asset charges, discount rates, and tax amortization benefits. Under the cost approach, fair value is measured by determining the replacement cost of an asset. Under the market approach, the fair value reflects the price and other relevant information of market transactions for comparable assets, liabilities or groups of assets and liabilities. Valuation techniques consistent with the market approach often use market multiples derived from a set of comparables.

The valuations are based on information that existed as of the acquisition date. During the measurement period that shall not exceed one year from the acquisition date, we may adjust provisional amounts recorded for assets acquired and liabilities assumed to reflect new information that we have subsequently obtained regarding facts and circumstances that existed as of the acquisition date.

Goodwill and Intangible Assets. Goodwill is recorded as the difference between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill is not amortized, but rather tested for potential impairment annually at the beginning of the fourth quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
The goodwill impairment test is performed at the reporting unit level. The Company estimates and compares the fair value of each reporting unit to its respective carrying value including goodwill. If the fair value is less than the carrying value, the amount of impairment expense is equal to the difference between the reporting unit's fair value and the reporting unit's carrying value.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Determining the fair value of each reporting unit involves judgment and the use of estimates and assumptions. We estimate the fair value of our reporting units using either a market approach, income approach, or a combination of both. For our annual impairment analysis, we reconcile the aggregate fair value of all of our reporting units to our market capitalization as of the measurement date.

Under the income approach, we estimate the fair value of a reporting unit using a multi-year discounted cash flow model that involves assumptions about projected future revenue growth, operating margins, income tax rates, capital expenditures, discount rate and terminal value. The discount rate is an estimate of the cost of capital that a market participant would expect for the respective reporting unit. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity.

Under the market approach, we estimate the fair value of a reporting unit based on multiples of earnings derived from observable market data of comparable public companies. We evaluate companies within our industry that have operations with observable and comparable economic characteristics and are similar in nature, scope and size to the reporting unit being compared. We analyze historical acquisitions in our industry to estimate a control premium that we incorporate into the fair value estimate of a reporting unit under the market approach.

During the fourth quarter of fiscal 2023, we completed our annual goodwill impairment testing and determined that each reporting unit's fair value significantly exceeded its carrying value.

In addition, determining the carrying value of each reporting unit requires judgment and involves the assignment of assets and liabilities to the reporting units based on a systematic and rational allocation methodology. Certain assets and liabilities may be specifically identified and assigned to a reporting unit based on the information contained within our financial systems; whereas, other assets and liabilities may be allocated using measurable relationships or other basis for allocation.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income Taxes. Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect our best estimate of current and future taxes to be paid and includes judgments related to matters for which ultimate resolution may not become known until the final resolution of an examination by taxing authorities or the statute of limitations lapses.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making this determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent operating results. If we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize our deferred income tax assets in the future as currently recorded, we would make an adjustment to the valuation allowance, which would either decrease or increase, respectively, the provision for income taxes.

Recently Issued But Not Yet Adopted Accounting Pronouncements

For information on recently issued but not yet adopted accounting pronouncements, see Note 1 to the consolidated financial statements contained within this report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to certain market risks in the normal course of business. The following information about our market sensitive financial instruments contains forward-looking statements.

Foreign Currency Risk

Most of our contracts are paid in U.S. dollars and our cost to perform on these contracts are generally paid in U.S. dollars. Since the substantial majority of our business is conducted in U.S. dollars, a 10% change in any foreign currency exchange rates would not have a material impact to our financial condition or results of operations.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Interest Rate Risk

Debt obligations. Our financial risk management objective is to reduce variability in earnings from changes in interest rates, which we may manage through operational means or the use of financial instruments, such as interest rate swaps. We have approximately $2.0 billion of variable rate debt. The fair value of our outstanding long-term debt obligations approximates its carrying value. In connection with the issuances of our variable rate Term Loan A and Term Loan B Facilities, we entered into fixed interest rate swap agreements, effectively converting a substantial portion of our variable rate debt to fixed rate debt in order to mitigate our exposure to fluctuations in interest rates. We regularly evaluate our outstanding debt and swap agreements to meet our risk management objective. A hypothetical 50 basis points (bps) change to interest rates would not materially change our results of operations or cash flows. For additional information related to our debt and interest rate swap agreements, see Note 11 and Note 12, respectively, to the consolidated financial statements contained in this report.

Derivatives. As of February 3, 2023, the fair value of our fixed interest rate swaps was $25 million (asset). Under the swap agreements, we pay a fixed rate and the counterparties to the agreements pay a floating interest rate based on 1-month Term SOFR. A hypothetical 50 bps change in the 1-month Term SOFR curve would change the fair value of the fixed interest rate swaps up to $7 million. Since the interest rate swaps are accounted for as cash flow hedges, the change in fair value is reported as a component of equity (accumulated other comprehensive income or loss). We do not hold or issue derivative financial instruments for trading or speculative purposes. For additional information related to calculating the fair value of our interest rate swaps, see Note 12 to the consolidated financial statements included in this report.

Cash equivalents. A 10% unfavorable interest rate movement for interest earned on our cash and cash equivalents would not materially impact the value of our cash holdings and would have a negligible impact on interest income at current market interest rates.

Inflation Risk

For each of the most recent three fiscal years ended February 3, 2023, inflation has not had a significant impact on revenues or costs. Approximately 56% of our revenues for fiscal 2023 were derived from cost-reimbursement type contracts, which have limited inflation risk because our contracts generally entail the provision of labor on a reimbursable basis, and, when materials are acquired, they provide for billing to the customer during the period in which the materials were received. Bids for longer-term FFP and T&M contracts typically include sufficient provisions for labor and other cost escalations to cover anticipated cost increases over the period of performance. As a result, if we were to experience significant levels of inflation, our revenues and costs for cost-type contracts would generally both increase commensurate with inflation and operating income as a percentage of total revenues would not be significantly affected. Operating income as a percentage of total revenues would not be significantly affected for longer-term FFP and T&M contracts to the extent that bid contract cost escalations are sufficient to cover heightened inflation levels.

Item 8. *Financial Statements and Supplementary Data*

See our consolidated financial statements attached hereto and listed on the index found on page F-1 of this report.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

No information is required in response to this item.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer (our Chief Executive Officer) and principal financial officer (our Chief Financial Officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of February 3, 2023, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. These disclosure controls and

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal 2023 that materially affected, or are likely to materially affect, our internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, completely, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP; (iii) provide reasonable assurance that our receipts and expenditures are made only in accordance with the authorization of our management and directors; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements. Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of February 3, 2023 based on the framework established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has assessed in its evaluation the effectiveness of our internal control over financial reporting as of February 3, 2023 and has concluded that our internal control over financial reporting was effective.

Ernst & Young LLP, an independent registered public accounting firm, audited our consolidated financial statements included in this report and our internal control over financial reporting, and the firm's report on our internal control over financial reporting are set forth below this report.

Although our management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, because of inherent limitations, our management does not expect that our internal controls over financial reporting will prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness in such assessment to future periods are subject to the risk that controls may be inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Science Applications International Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Science Applications International Corporation's internal control over financial reporting as of February 3, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Science Applications International Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of February 3, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 3, 2023 and January 28, 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended February 3, 2023, and the related notes and our report dated April 3, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia
April 3, 2023

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Item 9B. *Other Information*

No information is required in response to this item.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

No information is required in response to this item.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

Our executive officers as of April 3, 2023, are listed below, along with their ages on that date, positions and offices held and business experience during at least the past five years. All such persons have been elected to serve until their successors are elected and qualified or until their earlier resignation or removal.

Name of officer	Age	Position(s) with the Company and prior business experience
Nazzic S. Keene	62	Chief Executive Officer (CEO) since July 2019. Prior to this role Ms. Keene served as Chief Operating Officer (COO) from June 2017 to July 2019, as Sector President, Global Markets and Missions from September 2013 to June 2017, and Leidos Holding Inc. (formerly SAIC, Inc.) Senior Vice President for Corporate Strategy and Planning from August 2012 to September 2013. Prior to joining us, Ms. Keene was the Senior Vice President and General Manager for U.S. Enterprise Markets at CGI Group, Inc.
Hilary L. Hageman	54	General Counsel and Corporate Secretary since July 2022. Ms. Hageman previously served as Senior Vice President and Deputy General Counsel at SAIC until 2019 when she became the General Counsel and Corporate Secretary of Cubic Corporation. Immediately prior to her return to SAIC, Ms. Hageman served as Executive Vice President, General Counsel and Corporate Secretary for a public satellite company primarily supporting the defense and aerospace industries. Ms. Hageman has also held other senior legal roles at CACI and at the U.S. Department of Defense.
Prabu Natarajan	52	Chief Financial Officer (CFO) since January 2021. Prior to joining us, Mr. Natarajan was Vice President of Financial Planning and Merger and Acquisition for Northrop Grumman from January 2016 to December 2020. Mr. Natarajan joined Northrop Grumman in August 2011 and was also Vice President of Business Management and CFO for the Information Systems Sector from August 2014 to January 2016 and Vice President, Treasurer and Taxes from August 2011 to August 2014. Mr. Natarajan has held positions at The AES Corporation and PricewaterhouseCoopers LLP.
Michelle A. O'Hara	47	Chief Human Resources Officer since October 2019. Prior to this role, Ms. O'Hara served as Senior Vice President for Human Resources, after serving as head of talent strategy, total rewards, learning and development, diversity, executive compensation, and talent acquisition. Prior to joining SAIC, Ms. O'Hara served as the head of talent acquisition at Bearingpoint.
Robert S. Genter	47	President, Defense and Civilian Sector, since 2016. Mr. Genter is responsible for strategy, business development, and program execution for the portfolio including the majority of the Department of Defense, the FAA, Department of State, USDA, EPA, DOE, Commerce, DHS, GSA, and FTRB. Mr. Genter previously served as the Senior Vice President and General Manager of Strategic Growth Markets customer group. From 2004 to 2013, Mr. Genter held various leadership roles at CGI, ultimately serving as Vice President of Consulting Services for Commercial Markets, and prior to joining CGI, held several finance and operations roles at American Management Systems.
Michael W. LaRouche	57	President, National Security and Space Sector, since 2019. Mr. LaRouche is responsible for supporting a variety of Intelligence Community customers, NASA and the U.S. Air Force. Before joining SAIC, Mr. LaRouche led multiple large business units at Raytheon, where he served as Vice President for 11 years. Earlier in his career, Mr. LaRouche served in leadership positions with Lockheed Martin and Hughes.

For additional information required by Item 10 with respect to executive officers and directors, including audit committee and audit committee financial experts, procedures by which stockholders may recommend nominees to the Board of Directors, and compliance with Section 16(a) of the Securities Exchange Act of 1934, see the information set forth under the captions "Proposal 1—Election of Directors," "Corporate Governance" and "Other Information" in the 2023 Definitive Proxy Statement, which information is incorporated by reference into this report.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

We have adopted a code of conduct, which describes our standards for protecting SAIC and customer assets, fostering a safe and healthy work environment, dealing fairly with customers and others, conducting international business properly, reporting misconduct and protecting employees from retaliation. This code applies to all executive officers and employees and forms the foundation of our corporate policies and procedures designed to promote ethical behavior in all aspects of our business. To obtain copies of the Code of Conduct, visit our website at *www.saic.com* and click on the links titled "Corporate Governance" then "Governance Documents" and then "Code of Conduct." We intend to post on our website any material changes to or waivers from our code of business ethics. The information on our website is not incorporated by reference into and is not a part of this report.

Item 11. *Executive Compensation*

For information required by Item 11 with respect to executive compensation, see the information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation" and "Corporate Governance" in the 2023 Definitive Proxy Statement, which information is incorporated by reference into this report.

For information required by Item 11 with respect to compensation committee interlocks, insider participation, and the compensation committee report, see the information set forth under the captions "Corporate Governance" and "Compensation Discussion and Analysis" in the 2023 Definitive Proxy Statement, which information is incorporated by reference into this report.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

For information required by Item 12 with respect to the security ownership of certain beneficial owners and management, see the information set forth under the caption "Other Information" in the 2023 Definitive Proxy Statement, which information is incorporated by reference into this report.

We currently maintain four shareholder-approved equity compensation plans that issue stock-based awards including the 2013 Equity Incentive Plan, the Management Stock Compensation Plan, the 2013 Employee Stock Purchase Plan and the 2012 Long Term Performance Plan. For summaries of these plans, see Note 8 to the consolidated financial statements contained within this report.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

The following table provides the number of shares of our common stock to be issued, the weighted-average exercise price of the outstanding stock options and the number of shares remaining for future award grants as of February 3, 2023:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[3]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,027,896	$ 74.57	5,092,341
Equity compensation plans not approved by security holders	—	—	—
Total	2,027,896	$ —	5,092,341

(1)   This amount includes 376,545 stock options outstanding and 1,651,351 shares issuable for other stock-based awards under the 2013 Equity Incentive Plan. This amount does not include shares to be issued pursuant to purchase rights under the 2013 Employee Stock Purchase Plan.

(2)   Does not include shares to be issued for stock-based awards, other than stock options, which will not require any payment upon issuance of those shares.

(3)   Includes 2,335,409 shares of our common stock available for issuance under the 2013 Employee Stock Purchase Plan (ESPP), 1,741,168 shares under the 2013 Equity Incentive Plan (EIP), and 1,015,764 shares under the 2012 Long Term Performance Plan (LTPP). The maximum number of shares initially available for issuance under the ESPP was 1 million. The ESPP provides for an automatic increase to the share reserve on the first day of each fiscal year beginning on February 1, 2014 in an amount equal to the lesser of (i) 1 million shares, (ii) two percent of the number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year or (iii) a number determined by the Compensation Committee of the Board of Directors. The amount authorized for issuance under the ESPP increased 500,000, 916,198 and 973,477 during fiscal 2017, 2016 and 2015 respectively. There was no increase to the amount authorized for issuance under the ESPP during fiscal 2018 - 2023. The maximum number of shares initially available for issuance under the EIP was 5.7 million, which was increased by 2.8 million per the amended and restated 2013 Equity Incentive Plan, adopted June 4, 2014, amounting to a total authorized for issuance of 8.5 million. The shares outstanding under the LTPP relate to assumed awards from the Engility acquisition and, as of the acquisition date, the maximum number of shares available for issuance under the LTPP was 1,198,010. We expect that the number of shares actually issued under the EIP and LTPP will be significantly less than the number of total awards outstanding under the respective plans because (a) a net option exercise results in a smaller portion of the number of award shares being issued when a participant uses award shares, rather than cash, to pay the exercise price, which historically most participants have elected to do, (b) most participants historically have elected to let the Company retain award shares to pay for taxes due on the exercise of options and all participants are required to use award shares to pay for taxes upon the vesting of restricted stock or restricted stock units, (c) some participants may terminate employment with the Company before the vesting of awards resulting in awards being forfeited and (d) some participants may not exercise stock options before the expiration date for a variety of reasons, including if the exercise price exceeds the then current market price of shares.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

For information required by Item 13 with respect to certain relationships and related transactions and the independence of directors and nominees, see the information set forth under the caption "Corporate Governance" in the 2023 Definitive Proxy Statement, which information is incorporated by reference into this report.

Item 14. *Principal Accountant Fees and Services*

For information required by Item 14 with respect to principal accountant fees and services, see the information set forth under the caption "Audit Matters" in the 2023 Definitive Proxy Statement, which information is incorporated by reference into this report.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Part IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)   Documents filed as part of the report:

1. *Financial Statements*

Our consolidated financial statements are attached hereto and listed on the Index to Consolidated Financial Statements set forth on page F-1 of this report.

2. *Financial Statement Schedules*

Financial statement schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements or the notes thereto.

3. *Exhibits*

Exhibit Number	Description of Exhibit
2.1	Distribution Agreement dated September 25, 2013, between the Company (formerly SAIC Gemini, Inc.) and Leidos Holdings, Inc. (formerly SAIC, Inc.). Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K as filed with the SEC on October 1, 2013.
2.2	Agreement and Plan of Merger, dated September 9, 2018, by and among Science Applications International Corporation, Inc., a Delaware corporation, Engility, a Delaware corporation, and Raptors Merger Sub, Inc., a Delaware corporation. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.) Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K as filed with the SEC on September 10, 2018.
2.3	Asset Purchase Agreement, dated February 5, 2020, by and among Science Applications International Corporation, Inc., a Delaware corporation and Unisys Corporation, a Delaware corporation. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K as filed with the SEC on February 6, 2020.
3.1	Amended and Restated Certificate of Incorporation. Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the SEC on October 1, 2013.
3.2	Amended and Restated Bylaws. Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the SEC on March 29, 2023.
4.1	Description of Securities. Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K as filed with the SEC on March 27, 2020.
4.2	Indenture, dated March 13, 2020, by and among Science Applications International Corporation, the guarantors party thereto and U.S. Bank National Association, as trustee. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2020.
10.1	Fifth Amendment to the Third Amended and Restated Credit Agreement, dated June 30, 2022, by and among SAIC, Citibank N.A., as administrative agent and collateral agent, and certain other lenders and parties thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2022.
10.2	Fourth Amendment to the Third Amended and Restated Credit Agreement, dated July 2, 2021, by and among SAIC, Citibank N.A., as administrative agent and collateral agent, and certain other lenders and parties thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2021.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Exhibit Number	Description of Exhibit
10.3	Third Amended and Restated Credit Agreement by and among SAIC, Citibank, as administrative agent and collateral agent, and certain other agents and lenders party thereto, dated October 31, 2018. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on November 5, 2018.
10.4	First Amendment to the Third Amended and Restated Credit Agreement by and among SAIC, Citibank, as administrative agent and collateral agent, and certain other agents and lenders party thereto, dated February 19, 2020. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2020.
10.5	Second Amendment, dated March 13, 2020, to the Third Amended and Restated Credit Agreement, dated October 31, 2018 by and among Science Applications International Corporation, Citibank, N.A., as administrative agent and collateral agent, and certain other agents and lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2020.
10.6	Third Amendment to the Third Amended and Restated Credit Agreement, dated March 1, 2021, by and among SAIC, Citibank N.A., as administrative agent and collateral agent, and certain other lenders and parties thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 5, 2021.
10.7	Second Amended and Restated Credit Agreement, dated May 4, 2015 by and among the Company, Citibank N.A. as administrative agent and collateral agent, and Bank of America, N.A., as a syndication agent, and certain other lenders and parties thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on May 4, 2015.
10.8	First Amendment to the Second Amended and Restated Credit Agreement, dated August 23, 2016 by and among the Company, Citibank N.A. as administrative agent and collateral agent, and certain other lenders and parties thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on August 25, 2016.
10.9	Second Amendment to the Second Amended and Restated Credit Agreement, dated February 7, 2018 by and among the Company, Citibank N.A. as administrative agent and collateral agent, and certain other lenders and parties thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on February 9, 2018.
10.10	Master Accounts Receivable Purchase Agreement, dated January 21, 2020, among Science Applications International Corporation, Engility Services, LLC, and MUFG Bank, Ltd. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on February 12, 2020.
10.11	Performance Undertaking, January 21, 2020, made by Science Applications International Corporation in favor of MUFG Bank, Ltd. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the SEC on February 12, 2020.
10.12	Amendment No.1 to Master Accounts Receivable Purchase Agreement, dated March 17, 2020, among Science Applications International Corporation, Engility Services, LLC, and MUFG Bank, Ltd. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on March 26, 2020.
10.13*	Science Applications International Corporation Management Stock Compensation Plan, effective September 27, 2013. Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 as filed with the SEC on September 27, 2013.
10.14*	Science Applications International Corporation Key Executive Stock Deferral Plan, effective September 27, 2013. Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 as filed with the SEC on September 27, 2013.
10.15*	Science Applications International Corporation 2013 Employee Stock Purchase Plan, effective October 1, 2013. Incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 as filed with the SEC on September 27, 2013.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Exhibit Number	Description of Exhibit
10.16*	Science Applications International Corporation 401(k) Excess Deferral Plan, effective September 27, 2013. Incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 as filed with the SEC on September 27, 2013.
10.17*	Science Applications International Corporation Retirement Plan, effective September 27, 2013. Incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 as filed with the SEC on September 27, 2013.
10.18*	Science Applications International Corporation Amended and Restated 2013 Equity Incentive Plan, effective June 4, 2014. Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 24, 2014.
10.19*	Form of Restricted Stock Unit Award Agreement of the Science Applications International Corporation 2013 Equity Incentive Plan. Incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K as filed with the SEC on April 9, 2014.
10.20*	Form of Nonstatutory Stock Option Agreement of the Science Applications International Corporation 2013 Equity Incentive Plan. Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K as filed with the SEC on April 9, 2014.
10.21*	Form of Performance Share Award Agreement of the Science Applications International Corporation 2013 Equity Incentive Plan. Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K as filed with the SEC on April 9, 2014.
10.22*	Form of Restricted Stock Unit Award Agreement of the Science Applications International Corporation 2013 Amended and Restated Equity Incentive Plan. Incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K as filed with the SEC on March 28, 2022.
10.23*	Form of Performance Share Award Agreement of the Science Applications International Corporation 2013 Amended and Restated Equity Incentive Plan. Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K as filed with the SEC on March 28, 2022.
10.24*	Deferred Compensation Plan, effective January 1, 2015. Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K as filed with the SEC on March 31, 2015.
10.25*	SAIC Executive Severance, Change in Control and Retirement Policy, effective July 1, 2020. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on July 2, 2020.
10.26*	Science Applications International Corporation Third Amended and Restated 2012 Long Term Performance Plan. Incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K as filed with the SEC on March 29, 2019.
10.27	Master Transitional Contracting Agreement between the Company (formerly SAIC Gemini, Inc.) and Leidos Holdings, Inc. (formerly SAIC, Inc.) dated September 25, 2013. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q as filed with the SEC on December 13, 2013.
10.28*	Form of Performance Unit Award Agreement of the Science Applications International Corporation 2012 Long Term Performance Plan. Incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K as filed with the SEC on March 29, 2019.
10.29*	Form of Restricted Stock Unit Agreement of the Science Applications International Corporation 2012 Long Term Performance Plan. Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K as filed with the SEC on March 29, 2019.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Exhibit Number	Description of Exhibit
21	Subsidiaries of Registrant.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
104	The cover page from this Annual Report on Form 10-K, formatted as Inline XBRL.

* Compensation Plans and Arrangements

Item 16. *Form 10-K Summary*

None.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Science Applications International Corporation

By /s/ Prabu Natarajan

Prabu Natarajan
Chief Financial Officer

Dated: April 3, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nazzic S. Keene **Nazzic S. Keene**	Principal Executive Officer and Director	April 3, 2023
/s/ Prabu Natarajan **Prabu Natarajan**	Principal Financial Officer and Principal Accounting Officer	April 3, 2023
/s/ Donna S. Morea **Donna S. Morea**	Chair of the Board	April 3, 2023
/s/ Robert A. Bedingfield **Robert A. Bedingfield**	Director	April 3, 2023
/s/ Carol A. Goode **Carol A. Goode**	Director	April 3, 2023
/s/ Garth N. Graham **Garth N. Graham**	Director	April 3, 2023
/s/ John J. Hamre **John J. Hamre**	Director	April 3, 2023
/s/ Carolyn B. Handlon **Carolyn B. Handlon**	Director	April 3, 2023
/s/ Yvette M. Kanouff **Yvette M. Kanouff**	Director	April 3, 2023
/s/ Timothy J. Mayopoulos **Timothy J. Mayopoulos**	Director	April 3, 2023
/s/ Katharina G. McFarland **Katharina G. McFarland**	Director	April 3, 2023
/s/ Milford W. McGuirt **Milford W. McGuirt**	Director	April 3, 2023
/s/ James C. Reagan **James C. Reagan**	Director	April 3, 2023
/s/ Steven R. Shane **Steven R. Shane**	Director	April 3, 2023

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statement schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements or the notes thereto.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Science Applications International Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Science Applications International Corporation (the Company) as of February 3, 2023 and January 28, 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended February 3, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 3, 2023 and January 28, 2022, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 3, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 3, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Revenue recognition based on a cost input measure of progress

Description of the Matter

The Company recognizes a significant portion of its revenues using a cost input (cost-to-cost) measure of progress. Under the cost-to-cost measure of progress, revenue is recognized based on the ratio of costs incurred to the total estimated costs at completion. The transaction price used as the basis for revenue is the estimated amount of consideration expected to be received for performance and may include variable consideration such as reimbursable costs, award fees, incentive fees, or other provisions that can either increase or decrease the transaction price. As described in Note 1 to the consolidated financial statements, recognizing revenue on long-term contracts involves significant judgments and estimates. Changes in estimates (as quantified in Note 3 to the consolidated financial statements) can routinely occur due to changes in the estimated transaction price or estimated costs to completion and for a variety of reasons including changes in scope, changes in cost estimates due to unanticipated cost growth or reassessments of risks impacting costs, and changes in the estimated transaction price, such as variable amounts for incentive or award fees. A significant change in an estimate on one or more contracts could have a material effect on the Company's results of operations.

Auditing the Company's accounting for revenue using the cost input measure of progress was complex due to the judgment involved in estimating the transaction price and total estimated costs at completion for these contracts. The transaction price may include variable consideration. Additionally, management estimates total costs at completion by making assumptions regarding the complexity of the work to be performed, the schedule and associated tasks, labor productivity and availability, increases in wages and prices of materials, execution by subcontractors, overhead cost rates, and other variables.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's recognition of revenue using the cost input measure of progress. For example, we tested controls over management's review of the estimated transaction price and estimated costs at completion used in determining revenue using the cost input measure of progress. We also tested internal controls that management executes to validate the data used in determining this revenue was complete and accurate.

To test the accuracy of the Company's estimated transaction price and estimated costs at completion, our audit procedures included, among others, comparing estimates of labor costs, subcontractor costs, materials and variable consideration to historical results of similar contracts, and agreeing the key terms, including the terms of the variable consideration, to contract documentation and management's estimates. Our audit procedures also included, among others, evaluating the nature, timing and extent of the amounts of revenue and costs recorded to date, including any changes in transaction price or estimated costs at completion from the prior period. For example, to test a change in estimate, we inspected underlying evidence for the reason for the change in estimate and the timing of such change, and we recalculated the inception-to-date effect recorded. We also evaluated whether a lack of change in estimate was appropriate, where applicable, on contracts.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Unrecognized tax benefits that, if recognized, would affect the effective income tax rate

Description of the Matter	As discussed in Notes 1 and 10 to the consolidated financial statements, the Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The Company recognizes liabilities for uncertainty in income taxes when it is more likely than not that a tax position will not be sustained on examination and settlement with various taxing authorities. During the year ended February 3, 2023, the Company recorded unrecognized tax benefits of $90 million that, if recognized, would affect the effective income tax rate.
	Auditing these reserves was challenging due to the significant judgment in applying the relevant tax laws and inherent uncertainty involved in predicting the ultimate resolution of such matters with the taxing authority. Changes to the liability resulting from ongoing or future audits by the taxing authorities could have a material effect on the Company's results of operations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process of accounting for income taxes, including unrecognized tax benefits. For example, we tested management's controls over the review of tax positions taken by the Company to determine whether the positions met the threshold for recognition within the consolidated financial statements, as well as determination of the measurement of the unrecognized tax liability.
	To test the recognition of the Company's unrecognized tax benefits that would, if reversed, affect the effective tax rate and measurement of these unrecognized tax benefits, we involved tax professionals with specialized skills and knowledge to assess the technical merits of the Company's material tax positions. We performed audit procedures that included, among others, evaluating communications with relevant taxing authorities, evaluating whether management appropriately considered new information that could significantly change the recognition, measurement, or disclosure of the unrecognized tax benefits, and testing the assumptions used by management in estimating the valuation of any associated liability.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.

Tysons, Virginia
April 3, 2023

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended				
		February 3, 2023		January 28, 2022		January 29, 2021
		(in millions, except per share amounts)				
Revenues	$	7,704	$	7,394	$	7,056
Cost of revenues		6,816		6,535		6,264
Selling, general and administrative expenses		374		344		352
Acquisition and integration costs		13		56		54
Other operating income		—		(3)		(4)
Operating income		501		462		390
Interest expense		120		105		122
Other (income) expense, net		6		(1)		(3)
Income before income taxes		375		358		271
Provision for income taxes		(72)		(79)		(60)
Net income	$	303	$	279	$	211
Net income attributable to non-controlling interest		3		2		2
Net income attributable to common stockholders	$	300	$	277	$	209
Earnings per share:						
Basic	$	5.42	$	4.81	$	3.60
Diluted	$	5.38	$	4.77	$	3.56

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Net income	$ 303	$ 279	$ 211
Other comprehensive income (loss), net of tax:			
Net unrealized gain (loss) on derivative instruments	56	48	(19)
Defined benefit obligation adjustment	3	4	2
Total other comprehensive income (loss), net of tax	59	52	(17)
Comprehensive income	$ 362	$ 331	$ 194
Comprehensive income attributable to non-controlling interest	3	2	2
Comprehensive income attributable to common stockholders	$ 359	$ 329	$ 192

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	February 3, 2023		January 28, 2022
	(in millions)		
ASSETS			
Current assets:			
Cash and cash equivalents	$	109	$ 106
Receivables, net		936	1,015
Inventories, net		71	64
Prepaid expenses		58	57
Other current assets		23	21
Total current assets		1,197	1,263
Goodwill		2,911	2,913
Intangible assets, net		1,009	1,132
Property, plant, and equipment, net		92	100
Operating lease right of use assets		158	209
Other assets		176	129
Total assets	$	5,543	$ 5,746
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable	$	624	$ 612
Accrued payroll and other employee benefits		205	227
Accrued vacation		123	137
Other accrued liabilities		143	228
Long-term debt, current portion		31	148
Total current liabilities		1,126	1,352
Long-term debt, net of current portion		2,343	2,370
Operating lease liabilities		152	192
Deferred income taxes		—	43
Other long-term liabilities		218	160
Commitments and contingencies (Note 17)			
Equity:			
Common stock, $0.0001 par value, 1 billion shares authorized, 54 million shares and 56 million shares issued and outstanding as of February 3, 2023 and January 28, 2022, respectively		—	—
Additional paid-in capital		637	838
Retained earnings		1,035	818
Accumulated other comprehensive income (loss)		22	(37)
Total common stockholders' equity		1,694	1,619
Non-controlling interest		10	10
Total stockholders' equity		1,704	1,629
Total liabilities and stockholders' equity	$	5,543	$ 5,746

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

	Shares of common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Non-controlling Interest	Total
			(in millions)			
Balance at January 31, 2020	58	$ 983	$ 506	$ (72)	$ 10	$ 1,427
Net income	—	—	209	—	2	211
Issuances of stock	—	14	—	—	—	14
Other comprehensive loss, net of tax	—	—	—	(17)	—	(17)
Cash dividends of $1.48 per share	—	—	(88)	—	—	(88)
Stock-based compensation	—	30	—	—	—	30
Repurchases of stock	—	(23)	—	—	—	(23)
Distributions to non-controlling interest	—	—	—	—	(2)	(2)
Balance at January 29, 2021	58	1,004	627	(89)	10	1,552
Net income	—	—	277	—	2	279
Issuances of stock	1	16	—	—	—	16
Other comprehensive income, net of tax	—	—	—	52	—	52
Cash dividends of $1.48 per share	—	—	(86)	—	—	(86)
Stock-based compensation	—	32	—	—	—	32
Repurchases of stock	(3)	(214)	—	—	—	(214)
Distributions to non-controlling interest	—	—	—	—	(2)	(2)
Balance at January 28, 2022	56	838	818	(37)	10	1,629
Net income	—	—	300	—	3	303
Issuances of stock	1	17	—	—	—	17
Other comprehensive income, net of tax	—	—	—	59	—	59
Cash dividends of $1.48 per share	—	—	(83)	—	—	(83)
Stock-based compensation	—	29	—	—	—	29
Repurchases of stock	(3)	(247)	—	—	—	(247)
Distributions to non-controlling interest	—	—	—	—	(3)	(3)
Balance at February 3, 2023	54	$ 637	$ 1,035	$ 22	$ 10	$ 1,704

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Cash flows from operating activities:			
Net income	$ 303	$ 279	$ 211
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	157	165	179
Amortization of off-market customer contracts	(14)	(33)	(15)
Amortization of debt issuance costs	9	7	21
Deferred income taxes	(17)	59	12
Stock-based compensation expense	48	46	42
(Gain) loss on divestitures	—	(2)	10
Impairment of assets	4	18	2
Increase (decrease) resulting from changes in operating assets and liabilities, net of the effect of the acquisitions:			
Receivables	79	(31)	221
Inventory, prepaid expenses, and other current assets	(10)	14	8
Other assets	6	(3)	(14)
Accounts payable and accrued liabilities	(9)	30	(76)
Accrued payroll and employee benefits	(36)	10	95
Operating lease assets and liabilities, net	(3)	5	(5)
Other long-term liabilities	15	(46)	64
Net cash provided by operating activities	532	518	755
Cash flows from investing activities:			
Expenditures for property, plant, and equipment	(25)	(36)	(46)
Purchases of marketable securities	(7)	(9)	(6)
Sales of marketable securities	4	6	9
Cash paid for acquisitions, net of cash acquired	—	(255)	(1,202)
Proceeds from divestitures	—	8	17
Other	(8)	(6)	(3)
Net cash used in investing activities	(36)	(292)	(1,231)
Cash flows from financing activities:			
Dividend payments to stockholders	(83)	(86)	(87)
Principal payments on borrowings	(990)	(119)	(399)
Issuances of stock	16	16	13
Stock repurchased and retired or withheld for taxes on equity awards	(267)	(226)	(34)
Proceeds from borrowings	840	116	1,000
Debt issuance costs	(6)	—	(27)
Distributions to non-controlling interest	(3)	(2)	(2)
Net cash (used in) provided by financing activities	(493)	(301)	464
Net increase (decrease) in cash, cash equivalents and restricted cash	3	(75)	(12)
Cash, cash equivalents and restricted cash at beginning of period	115	190	202
Cash, cash equivalents and restricted cash at end of period	$ 118	$ 115	$ 190

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplementary cash flow disclosure:						
Cash paid for interest	$	**111**	$	98	$	96
Cash paid for income taxes	$	**70**	$	7	$	39
Non-cash investing and financing activities:						
(Decrease) increase in accrued plan share repurchases	$	**(2)**	$	2	$	1
Decrease in accrued property, plant, and equipment	$	**(1)**	$	(2)	$	(1)

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Business Overview and Summary of Significant Accounting Policies:

Overview

Description of Business. Science Applications International Corporation (collectively, with its consolidated subsidiaries, the "Company") is a leading provider of technical, engineering and enterprise information technology (IT) services primarily to the U.S. government. The Company provides these services for large, complex projects with a targeted emphasis on higher-end, differentiated technology services and solutions that accelerate and transform secure and resilient digital environments through system development, modernization, integration, and sustainment to drive enterprise and mission outcomes.

The Company is organized as a matrix comprised of two customer facing operating sectors supported by an enterprise solutions and operations organization. Each of the Company's two customer facing operating sectors is focused on providing both (1) growth and technology accelerating solutions and (2) core IT service offerings to one or more agencies of the U.S. federal government. Growth and technology accelerating solutions include the delivery of secure cloud modernization, outcome based enterprise IT as-a-service, and the integration, production and modernization of defense systems. Core IT services include systems engineering, the operation and maintenance of existing IT systems and networks, and logistics and supply chain solutions. The Company's operating sectors are aggregated into one reportable segment for financial reporting purposes. See Note 16 for additional information.

Acquisitions. On July 2, 2021, the Company completed the acquisition of Halfaker and Associates, LLC (Halfaker), a mission focused, pure-play health IT company. On May 3, 2021, the Company completed the acquisition of Koverse, a software company that provides a data management platform enabling artificial intelligence and machine learning on complex sensitive data. On March 13, 2020, the Company completed the acquisition of Unisys Federal, a former operating unit of Unisys Corporation, which enhances our capabilities in government priority areas, expands our portfolio of intellectual property and technology-driven offerings, and increases our access to current and new customers. See Note 4 for additional information.

Principles of Consolidation and Basis of Presentation

References to "financial statements" refer to the consolidated financial statements of the Company, which include the statements of income and comprehensive income, balance sheets, statements of equity and statements of cash flows. These financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). All intercompany transactions and account balances within the Company have been eliminated.

Non-controlling Interest. As of February 3, 2023, the Company held a 50.1% majority interest in Forfeiture Support Associates J.V. (FSA). The results of operations of FSA are included in the Company's consolidated statements of income and comprehensive income and statements of cash flows. The non-controlling interest reported on the consolidated balance sheets represents the portion of FSA's equity that is attributable to the non-controlling interest.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant estimates inherent in the preparation of the financial statements may include, but are not limited to, estimated profitability of long-term contracts, income taxes, fair value measurements, fair value of goodwill and other intangible assets, pension and defined benefit plan obligations, and contingencies. Estimates have been prepared by management on the basis of the most current and best available information at the time of estimation and actual results could differ from those estimates.

Reporting Periods

The Company utilizes a 52/53 week fiscal year ending on the Friday closest to January 31, with fiscal quarters typically consisting of 13 weeks. Fiscal 2023 began on January 29, 2022 and ended on February 3, 2023, fiscal 2022 began on January 30, 2021 and ended on January 28, 2022, and fiscal 2021 began on February 1, 2020 and ended on January 29, 2021. Fiscal 2023 consisted of 53 weeks with the extra week occurring in the fourth quarter, while fiscal 2022 and 2021 consisted of 52 weeks.

Revenue Recognition

The Company provides technical, engineering and enterprise IT services under long-term service arrangements primarily with the U.S. government, including subcontracts with other contractors engaged in work for the U.S. government. The Company also serves a number of state and local governments, foreign governments and U.S. commercial customers.

The Company provides services under various contract types, including firm-fixed price (FFP), time-and-materials (T&M), cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts. Our service arrangements typically involve an annual base period of performance followed by renewal option periods that upon exercise are generally accounted for as separate contracts.

To determine the proper revenue recognition, the Company first evaluates whether we have a duly approved and enforceable contract with a customer, in which rights of parties and payment terms are identified and collectability is probable. We also evaluate whether two or more contracts should be combined and accounted for as a single contract and whether modifications to existing contracts should be accounted for as part of the original contract or as a separate contract. Contract modifications that create new enforceable rights and obligations are accounted for prospectively. Contract modifications that do not add distinct goods or services are accounted for through cumulative catch-up adjustments. Contract modifications that add distinct goods or services and increase the contract value by an amount that reflects the standalone selling price are accounted for as separate contracts.

The Company recognizes revenue when, or as, we satisfy our performance obligations under a contract. A performance obligation is the unit of account for revenue recognition and refers to a promise in a contract to transfer a distinct service or good to the customer. The majority of the Company's contracts contain a single performance obligation involving a significant integration of various activities that are performed together to deliver a combined service or solution. Performance obligations may be satisfied over time or at a point in time, but the majority of the Company's performance obligations are satisfied over time. The Company selects the appropriate measure of progress for revenue recognition based on the nature of the performance obligation, contract type and other pertinent contract terms.

Performance obligations satisfied over time may involve a series of recurring services, such as network operations and maintenance, operation and program support services, IT outsourcing services, and other IT arrangements where the Company is standing ready to provide support, when-and-if needed. Such performance obligations are satisfied over time because the customer simultaneously receives and consumes the benefits of our performance as services are provided. Alternatively, performance obligations satisfied over time may involve the completion of a contract deliverable. Examples include systems integration, network engineering, network design, and engineering and build services. Deliverable-based performance obligations are satisfied over time when the Company's performance creates or enhances an asset that is controlled by the customer, or when the Company's performance creates an asset that is customized to the customer's specifications and the Company has a right to payment, including a reasonable profit margin, for work performed to date.

For series-services performance obligations, the Company measures progress using either a cost input measure (cost-to-cost), a time-elapsed output measure, or the as-invoiced practical expedient. A cost input measure typically is applied to the Company's cost-reimbursable contracts. Revenue is recognized based on the ratio of costs incurred to total estimated costs at completion. Award or incentive fees are allocated to the distinct periods to which they relate. For fixed-price contracts, a time-elapsed output measure is applied to fixed consideration, such that revenue is recognized ratably over the period of performance. Where fixed-price contracts also provide for reimbursement of certain costs, such as travel or other direct costs, consideration may be attributed only to a distinct subset of time within the performance period. The Company's time-and-material and fixed price-level of effort contracts generally qualify for the as-invoiced practical expedient. Revenue on these contracts is recognized in the amount to which the Company has a contractual right to invoice.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For deliverable-based performance obligations satisfied over time, the Company recognizes revenue using a cost input measure of progress (cost-to-cost), regardless of contract type. Revenue is recognized based on the ratio of costs incurred to total estimated costs at completion.

The Company may incur costs associated with significant materials or hardware procurements that are not proportionate to the Company's progress in satisfying its performance obligations. For these contracts, costs are excluded from the measure of progress, and revenue is recognized equal to the costs incurred.

For performance obligations in which the Company does not transfer control over time, we recognize revenue at the point-in-time when the customer obtains control of the related asset, usually at the time of shipment or upon delivery. The Company accrues for shipping and handling costs occurring after the point-in-time control transfers to the customer.

Recognizing revenue on long-term contracts involves significant estimates and judgments. The transaction price is the estimated amount of consideration we expect to receive for performance under our contracts. Contract terms may include variable consideration, such as reimbursable costs, award and incentive fees, usage-based fees, service-level penalties, performance bonuses, or other provisions that can either increase or decrease the transaction price. Variable amounts are generally determined upon our achievement of certain performance metrics, program milestones or cost targets and may be based upon customer discretion. When making our estimates, the Company considers the customer, contract terms, the complexity of the work and related risks, the extent of customer discretion, historical experience and the potential of a significant reversal of revenue. The Company includes variable consideration in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Many of the Company's contracts recognize revenue using a cost input measure (cost-to-cost), which requires estimates of total costs at completion. Estimating costs at completion is complex due to the nature of the services being performed and the length of certain contracts. Contract costs generally include direct costs, such as labor, subcontract costs and materials, and indirect costs identifiable with or allocable to a specific contract. Management must make assumptions regarding the complexity of the work to be performed, the schedule and associated tasks, labor productivity and availability, increases in wages and prices of materials, execution by our subcontractors, overhead cost rates, and other variables. For contracts using a cost input measure, when total expected contract costs exceed total estimated contract revenues, the Company recognizes the total estimated loss in the quarter identified. Total estimated losses are inclusive of any unexercised options that are probable of award, only if they increase the amount of the loss. Contract costs incurred for U.S. government contracts, including indirect costs, are subject to audit and adjustment by the Defense Contract Audit Agency (DCAA).

For contracts with multiple performance obligations, the Company allocates transaction price to each performance obligation based on the relative standalone selling price of each distinct performance obligation within the contract. Since the Company typically provides customized services and solutions that are specific to a single customer's requirements, standalone selling price is most often estimated based on expected costs plus a reasonable profit margin.

Changes in Estimates on Contracts

Changes in estimates of revenues, cost of revenues or profits related to performance obligations satisfied over time are recognized in operating income in the period in which such changes are made for the inception-to-date effect of the changes. Changes in these estimates can occur routinely over the performance period for a variety of reasons, which include: changes in scope; changes in cost estimates due to unanticipated cost growth or reassessments of risks impacting costs; changes in the estimated transaction price, such as variable amounts for incentive or award fees; and performance being better or worse than previously estimated.

Many of the Company's contracts recognize revenue on performance obligations using a cost input measure (cost-to-cost), which requires estimates of total costs at completion. In cases when total expected costs exceed total estimated revenues for a performance obligation, the Company recognizes the total estimated loss in the quarter identified. Total estimated losses are inclusive of any unexercised options that are probable of award, only if they increase the amount of the loss.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

The timing of revenue recognition may differ from the timing of billing and cash receipts from customers. Amounts are invoiced as work progresses, typically biweekly or monthly in arrears, or upon achievement of contractual milestones. We record a contract asset when revenue is recognized prior to invoicing, or a contract liability when cash is received in advance of recognizing revenue. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbillable receivables and contract retentions, but exclude billed and billable receivables. Billed and billable receivables are rights to consideration, which are unconditional other than to the passage of time. Contract liabilities include customer advances, billings in excess of revenues and deferred revenue. Contract assets and liabilities are recorded net on a contract-by-contract basis and are generally classified as current based on our contract operating cycle. Deferred revenue attributable to long-term contract material renewal options may be classified as non-current when the option renewal period will not occur within one year of the balance sheet date.

Deferred Costs

Certain eligible costs, such as costs to obtain and costs to fulfill our service contracts, are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation. These costs primarily consist of commissions, transition and set-up costs. Capitalized costs to obtain and fulfill a contract are amortized on a straight-line basis over the expected period of benefit, which generally includes the contract base period and anticipated renewals.

The Company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. The carrying amount of the asset is compared to the remaining amount of consideration the Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized.

Costs Allocated to Contracts

The Company classifies indirect costs as overhead (included in cost of revenues) or general and administrative expenses in the same manner as such costs are defined in the Company's Disclosure Statements under U.S. government Cost Accounting Standards (CAS).

Stock-based Compensation

The Company issues stock-based awards as compensation to employees and directors. Stock-based awards include stock options, vesting stock awards and performance share awards. These awards are accounted for as equity awards. The Company recognizes stock-based compensation expense net of estimated forfeitures on a straight-line basis over the underlying award's requisite service period, as measured using the award's grant date fair value. For performance share awards, the Company reassesses the probability of achieving the performance conditions at each reporting period end and adjusts compensation expense based on the number of shares the Company expects to ultimately issue.

Income Taxes

The Company accounts for income taxes under the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted. The provision for federal, state, local and foreign income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

Recording the provision for income taxes requires management to make significant judgments and estimates for matters for which the ultimate resolution may not become known until the final resolution of an examination by taxing authorities or the statute of limitations lapses. Additionally, recording liabilities for uncertainty in income taxes

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

involves significant judgment in evaluating the Company's tax positions and developing the best estimate of the taxes ultimately expected to be paid. Tax penalties and interest are included in income tax expense.

The Company has also recognized liabilities for uncertainty in income taxes when it is more likely than not that a tax position will not be sustained on examination and settlement with various taxing authorities. The Company records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of reserves, our effective tax rate in a given financial period may be materially impacted.

Deferred tax assets and liabilities are netted by taxable jurisdiction and classified as noncurrent on the consolidated balance sheets.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of cash in banks and highly liquid instruments, which primarily consist of bank deposits and investments in institutional money market funds. The Company includes outstanding payments within cash and cash equivalents and accounts payable on the consolidated balance sheets and as of February 3, 2023 and January 28, 2022 these amounts were $49 million and $54 million, respectively. The Company does not invest in high yield or high risk securities. The cash in bank accounts at times may exceed federally insured limits.

Restricted cash consists of cash on deposit in rabbi trusts that are contractually restricted from use in operations, but are subject to future claims of creditors. The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets for the periods presented:

	February 3, 2023		January 28, 2022
	(in millions)		
Cash and cash equivalents	$	109	$	106
Restricted cash included in other current assets		5		5
Restricted cash included in other assets		4		4
Cash, cash equivalents and restricted cash	$	118	$	115

Receivables

Receivables include billed and billable receivables, and unbilled receivables. The Company's receivables are primarily due from the U.S. government, or from prime contractors on which we are subcontractors and the end customer is the U.S. government, and are generally considered collectable from the perspective of the customer's ability to pay. The Company does not have a material credit risk exposure.

Unbilled receivables, substantially all of which are expected to be billed and collected within one year, are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of a specified event, other than the passage of time. Legal title to the related accumulated costs of contracts in progress generally vests with the U.S. government on the Company's receipt of progress payments. Progress payments received of $42 million and $76 million offset unbilled receivables as of February 3, 2023 and January 28, 2022, respectively. Contract retentions are billed when contract conditions have been met and may relate to uncompleted indirect cost negotiations with the U.S. government. Based on historical experience, the majority of retention balances are expected to be collected beyond one year. Retention is presented in other assets on the consolidated balance sheets, see Note 3. Write-offs of retention balances have not been significant.

Receivable balances are written-off in the period during which management determines they are uncollectable, and, at that time, such balances are removed from billed receivables and, if previously reserved, from the allowance.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory is substantially comprised of finished goods inventory purchased for resale to customers, such as tires and lubricants, and is valued at the lower of cost or net realizable value, generally using the average cost method. The Company evaluates current inventory against historical and planned usage to estimate the appropriate provision for obsolete inventory.

Business Combinations

The Company records all tangible and intangible assets acquired and liabilities assumed in a business combination at fair value as of the acquisition date, which is determined using a cost, market or income approach. The excess amount of the aggregated purchase consideration paid over the fair value of the net of assets acquired and liabilities assumed is recorded as goodwill. Acquisition date fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as measured on the acquisition date.

The valuations are based on information that existed as of the acquisition date. During the measurement period that shall not exceed one year from the acquisition date, the Company may adjust provisional amounts recorded for assets acquired and liabilities assumed to reflect new information that the Company has subsequently obtained regarding facts and circumstances that existed as of the acquisition date.

Acquisition and Integration Costs

Acquisition-related costs that are not part of the purchase price consideration are generally expensed as incurred, except for certain costs that are deferred in connection with the issuance of debt. These costs typically include transaction-related costs, such as finder's fees, legal, accounting and other professional costs. Integration-related costs represent costs directly related to combining the Company and its acquired businesses. Integration-related costs typically include strategic consulting services, facility consolidation, employee related costs, such as retention and severance, costs to integrate information technology infrastructure, enterprise planning systems, processes, and other non-recurring integration-related costs. Acquisition and integration costs are presented together as acquisition and integration costs on the consolidated statements of income.

The amounts recognized in acquisition and integration costs on the consolidated statements of income are as follows:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Acquisition[1]	$ (2)	$ 3	$ 20
Integration[2][3]	15	53	34
Total acquisition and integration costs	$ 13	$ 56	$ 54

(1) Acquisition expenses in fiscal 2023 reflect adjustments to the fair value of the Koverse earnout liability. Acquisition expenses recognized for fiscal 2022 were related to the acquisitions of Halfaker and Koverse. Acquisition expenses recognized for fiscal 2021 were related to the acquisition of Unisys Federal. See Note 4 for additional information related to the acquisitions.

(2) Integration expenses for fiscal 2021 include an $11 million loss associated with the sale of certain non-strategic international operations.

(3) Integration expenses include $6 million of restructuring costs for fiscal 2021 and $17 million and $1 million for the impairment of assets for fiscal 2022 and 2021, respectively. See Note 5 for additional information related to restructuring and impairment costs.

Restructuring Costs

The Company periodically initiates restructuring activities to support business strategies, realign resources, and enhance its operational efficiency. Restructuring costs may include severance and other employee related termination costs, and costs associated with consolidating or closing facilities.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

One-time involuntary employee termination benefits are recognized as a liability and measured at fair value when the plan of termination has been communicated to employees and certain other criteria are met. Ongoing employee termination benefit arrangements are recognized as a liability and measured at fair value when it is probable that amounts will be paid and such amounts are reasonably estimable.

Costs to consolidate or close facilities primarily include lease obligation charges for exited facilities, including the impact of accelerated lease expense for right of use assets and accelerated depreciation expense for leasehold improvements with reductions in their estimated useful lives due to exited facilities.

Leases

The Company occupies most of its facilities under operating leases. Certain equipment is also leased under short-term or cancelable operating leases.

The Company recognizes a right of use (ROU) asset and a lease liability upon the commencement of its operating leases. The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company's incremental borrowing rate on a secured basis. The lease term includes option renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The Company recognizes lease costs on a straight-line basis over the remaining lease term, except for variable lease payments that are expensed in the period in which the obligation for those payments is incurred.

For its facility leases, the Company combines and accounts for lease and non-lease components together as a single component. The Company does not recognize lease liabilities and ROU assets for leases with original terms of 12 months or less. ROU assets are evaluated for impairment as a long-lived asset.

The Company leases IT equipment and hardware to its customers. All of the Company's lessor arrangements are operating leases. Operating lease income is recognized on a straight-line basis over the term of the lease and is reported as revenue on the consolidated statements of income.

Goodwill and Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill and indefinite-lived intangible assets are not amortized, but rather are tested for potential impairment annually at the beginning of the Company's fourth quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. There were no impairments during the periods presented.

The goodwill impairment test is performed at the reporting unit level. The Company estimates and compares the fair value of each reporting unit to its respective carrying value including goodwill. The fair value of the Company's reporting units are determined using either a market approach, income approach, or a combination of both, which involves the use of estimates and assumptions, including projected future operating results and cash flows, the cost of capital, and financial measures derived from observable market data of comparable public companies. If the fair value is less than the carrying value, the amount of impairment expense is equal to the difference between the reporting unit's fair value and the reporting unit's carrying value.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable at the asset group level.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost net of accumulated depreciation and amortization. Purchases of property, plant, and equipment, as well as costs associated with major renewals and betterments, are capitalized. Maintenance, repairs and minor renewals and betterments are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed and any resulting gain or loss is recognized. See Note 7 for depreciation and amortization methods and estimated useful lives by major asset class.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets (including right of use lease assets) for potential impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount of the asset exceeds its estimated future undiscounted cash flows (including sublease income) at the asset group level. When the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of its estimated future cash flows.

In circumstances in which the Company has the ability and intent to sublease an exited facility, the Company performs an impairment test of the asset group (mainly consisting of right of use lease assets and leasehold improvements) on the earlier of the cease use date or sublease inception date by comparing the carrying amount of the asset group to the undiscounted cash flows associated with the asset group (mainly sublease income). When the carrying amount of the asset group exceeds its estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset group's carrying amount to its estimated fair value based on the present value of estimated future cash flows. In circumstances in which the Company does not have the ability or intent to sublease an exited facility, the Company adjusts the estimated useful life of the facility related assets to end on the cease use date and recognizes accelerated depreciation and amortization.

Commitments and Contingencies

Accruals for commitments and loss contingencies are recorded when it is both probable that they will occur and the amounts can be reasonably estimated. In addition, legal fees are accrued for cases where a loss is probable and the related fees can be reasonably estimated. Significant judgment is required to determine both the probability and the estimated amount of loss. The Company reviews these accruals quarterly and adjusts the accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information.

Pension and Defined Benefit Plans

The Company measures plan assets and benefit obligations as of the month-end that is closest to its fiscal year-end. Accounting and reporting for the Company's pension and defined benefit plans requires the use of assumptions, including but not limited to, a discount rate and an expected return on assets. These assumptions are reviewed at least annually based on reviews of current plan information and consultation with the Company's independent actuary and the plans' investment advisor. If these assumptions differ materially from actual results, the Company's obligations under the pension and defined benefit plans could also differ materially, potentially requiring the Company to record an additional liability. The Company's pension and defined benefit plan liabilities are developed from actuarial valuations performed each year.

Fair Value Measurements

The Company utilizes fair value measurement guidance prescribed by GAAP to value its financial instruments. The accounting standard for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (Level 3).

The carrying amounts of cash and cash equivalents, receivables, accounts payable and other amounts included in other current assets and current liabilities that meet the definition of a financial instrument approximate fair value due to the short-term nature of these amounts. The carrying value of the Company's outstanding debt obligations approximates its fair value, which is calculated using Level 2 inputs, based on interest rates available for debt with terms and maturities similar to the Company's existing debt arrangements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-financial assets acquired and liabilities assumed in a business combination were measured at fair value using income, market and cost valuation methodologies. See Note 4 for additional information. The fair value measurements were estimated using significant inputs that are not observable in the market and thus represent a Level 3 measurement.

Marketable Securities

Investments in marketable securities consist of equity securities, which are recorded at fair value using observable inputs such as quoted prices in active markets (Level 1). As of February 3, 2023 and January 28, 2022, the fair value of our investments total $28 million, and was included in other assets on the consolidated balance sheets. The Company's investments are primarily held in a custodial account, which includes investments to fund our deferred compensation plan liabilities.

Derivative Instruments Designated as Cash Flow Hedges

Derivative instruments are recorded on the consolidated balance sheets at fair value. Unrealized gains and losses on derivatives designated as cash flow hedges are reported in other comprehensive income (loss) and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions.

The Company's fixed interest rate swaps are considered over-the-counter derivatives, and their fair value is calculated using a standard pricing model for interest rate swaps with contractual terms for maturities, amortization and interest rates. Level 2, or market observable inputs (such as yield and credit curves), are used within the standard pricing models in order to determine fair value. The fair value is an estimate of the amount that the Company would pay or receive as of a measurement date if the agreements were transferred to a third party. See Note 12 for further discussion on the Company's derivative instruments designated as cash flow hedges.

Operating Cycle

The Company's operating cycle may be greater than one year and is measured by the average time intervening between the inception and the completion of contracts.

Research and Development

The Company conducts research and development activities under customer-funded contracts and with company-funded independent research and development (IR&D) funds. IR&D efforts consist of projects involving basic research, applied research, development, and systems and other concept formulation studies. Company-funded IR&D expense is included in selling, general and administrative expenses (SG&A) and was $1 million, $4 million and $6 million in fiscal 2023, 2022 and 2021, respectively. Customer-funded research and development activities performed under customer contracts are charged directly to cost of revenues for those particular contracts.

Accounting Standards Updates

In September 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-04, *Liabilities—Supplier Finance Programs (Subtopic 405-50)*, which requires annual and interim disclosures for entities that use supplier finance programs in connection with the purchase of goods and services. The new standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. These amendments are effective for fiscal years beginning after December 15, 2022, except for the requirement to provide rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured at the acquisition date in accordance with Topic 606 as if the acquirer had originated the contracts. The standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and must be applied prospectively. Early adoption is permitted. The Company adopted the requirements of ASU 2021-08 on a prospective basis effective the first day of fiscal 2023.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2—Earnings Per Share, Share Repurchases and Dividends:

Earnings Per Share (EPS)

Basic EPS is computed by dividing net income attributable to common stockholders by the basic weighted-average number of shares outstanding. Diluted EPS is computed similarly to basic EPS, except the weighted-average number of shares outstanding is increased to include the dilutive effect of outstanding stock options and other stock-based awards.

The following table provides a reconciliation of the weighted-average number of shares outstanding used to compute basic and diluted EPS for the periods presented:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Basic weighted-average number of shares outstanding	55.3	57.6	58.1
Dilutive common share equivalents - stock options and other stock-based awards	0.5	0.5	0.6
Diluted weighted-average number of shares outstanding	55.8	58.1	58.7

Antidilutive stock awards excluded from the weighted-average number of shares outstanding used to compute diluted EPS for fiscal 2023, 2022, and 2021 were immaterial.

Share Repurchases

The Company may repurchase shares in accordance with established repurchase plans. The Company retires its common stock upon repurchase with the excess over par value allocated to additional paid-in capital. The Company has not made any material purchases of common stock other than in connection with established share repurchase plans. In June 2022, the number of shares of our common stock that may be repurchased under our existing repurchase plan was increased 8.0 million shares, bringing the total authorized shares to be repurchased under the plan to approximately 24.4 million shares. As of February 3, 2023, the Company has repurchased approximately 17.0 million shares of its common stock under the plan.

Dividends

The Company declared and paid quarterly dividends of $0.37 per share every quarter for the years presented. Total dividends declared and paid were $1.48 per share during fiscal 2023, 2022 and 2021.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3—Revenues:

Changes in Estimates on Contracts

Aggregate net changes in estimates on contracts accounted for using the cost-to-cost method of accounting were recognized in operating income as follows:

		Year Ended		
		February 3, 2023	January 28, 2022	January 29, 2021
		(in millions, except per share amounts)		
Favorable adjustments	$	**40** $	40 $	41
Unfavorable adjustments		**(36)**	(27)	(32)
Net favorable adjustments		**4**	13	9
Income tax effect		**(1)**	(3)	(2)
Net favorable adjustments, after tax		**3**	10	7
Basic EPS impact	$	**0.05** $	0.17 $	0.12
Diluted EPS impact	$	**0.05** $	0.17 $	0.12

Revenues were $7 million, $21 million and $21 million higher for fiscal 2023, 2022 and 2021, respectively, due to net revenue recognized from performance obligations satisfied in prior periods.

Disaggregation of Revenues

The Company's revenues are generated primarily from long-term contracts with the U.S. government including subcontracts with other contractors engaged in work for the U.S. government. The Company disaggregates revenues by customer, contract type and prime versus subcontractor to the federal government.

Disaggregated revenues by customer were as follows:

		Year Ended		
		February 3, 2023	January 28, 2022	January 29, 2021
		(in millions)		
Department of Defense	$	**3,806** $	3,578 $	3,292
Other federal government agencies		**3,750**	3,671	3,611
Commercial, state and local		**148**	145	153
Total	$	**7,704** $	7,394 $	7,056

Disaggregated revenues by contract type were as follows:

		Year Ended		
		February 3, 2023	January 28, 2022	January 29, 2021
		(in millions)		
Cost reimbursement	$	**4,282** $	4,020 $	3,773
Time and materials (T&M)		**1,464**	1,473	1,557
Firm-fixed price (FFP)		**1,958**	1,901	1,726
Total	$	**7,704** $	7,394 $	7,056

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Disaggregated revenues by prime versus subcontractor were as follows:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Prime contractor to federal government	$ 6,996	$ 6,683	$ 6,337
Subcontractor to federal government	560	566	566
Other	148	145	153
Total	$ 7,704	$ 7,394	$ 7,056

Contract Balances

Contract balances for the periods presented were as follows:

	Balance Sheet line item	February 3, 2023	January 28, 2022
		(in millions)	
Billed and billable receivables, net[1]	Receivables, net	$ 572	$ 615
Contract assets - unbillable receivables	Receivables, net	364	400
Contract assets - contract retentions	Other assets	15	17
Contract liabilities - current	Other accrued liabilities	48	55
Contract liabilities - non-current	Other long-term liabilities	$ 4	$ 9

(1)   Net of allowance of $4 million as of February 3, 2023 and January 28, 2022.

The changes in the Company's contract assets and contract liabilities during the current period primarily result from timing differences between the Company's performance, invoicing and customer payments. During fiscal 2023 and 2022, the Company recognized revenues of $46 million and $75 million relating to amounts that were included in the opening balance of contract liabilities as of January 28, 2022 and January 29, 2021, respectively.

Deferred Costs

Deferred costs for the periods presented were as follows:

	Balance Sheet line item	February 3, 2023	January 28, 2022
		(in millions)	
Pre-contract costs	Other current assets	$ 7	$ 4
Fulfillment costs - non-current	Other assets	11	16
Costs to obtain	Other assets	$ 5	$ 3

Pre-contract costs of $6 million and $4 million were expensed during fiscal 2023 and 2022, respectively. Fulfillment costs of $5 million and $6 million were amortized during fiscal 2023 and 2022, respectively. Costs to obtain of $1 million were amortized during fiscal 2023 and 2022.

Remaining Performance Obligations

As of February 3, 2023, the Company had approximately $5 billion of remaining performance obligations. Remaining performance obligations exclude any variable consideration that is allocated entirely to unsatisfied performance obligations on our supply chain contracts. The Company expects to recognize revenue on approximately 80% of the remaining performance obligations over the next 12 months and approximately 95% over the next 24 months, with the remaining recognized thereafter.

Note 4—Acquisitions:

Halfaker

On July 2, 2021, the Company completed the acquisition of Halfaker, a mission focused, pure-play health IT company for a purchase price of $228 million, net of $3 million cash acquired. The Company funded the transaction from increased borrowings (as discussed in Note 11) and cash on hand. During the first quarter of fiscal 2023, the Company made fair value adjustments decreasing goodwill and increasing customer relationships intangible assets by $2 million. The Company has completed the determination of fair values of the acquired assets and liabilities assumed. The allocation of the purchase price resulted in goodwill of $104 million and intangible assets of $114 million, both of which are deductible for income tax purposes. The recognized goodwill is primarily associated with future customer relationships and an acquired assembled work force. The intangible assets consist of customer relationships of $97 million and backlog of $17 million and are being amortized over a period of nine years and one year, respectively. The Company made additional cash payments of $21 million in March 2022 associated with certain change in control provisions that are recognized as post-combination expense.

Koverse

On May 3, 2021, the Company acquired Koverse, a software company that provides a data management platform enabling artificial intelligence and machine learning on complex sensitive data, for a purchase price of $30 million, net of $2 million cash acquired. The purchase price included $3 million of contingent consideration, representing the acquisition date fair value recognized for up to $27 million gross of potential future earnout payments based on the achievement of certain revenue targets over the next four years. The Company has completed the allocation of the purchase price which resulted in goodwill of $21 million and intangible assets of $10 million, both of which are not deductible for income tax purposes. The goodwill is primarily associated with intellectual capital, future customer relationships, and an acquired assembled work force. The intangible assets, which primarily consist of developed technology, are being amortized over a weighted average period of seven years. As of February 3, 2023, the Company has recognized $12 million of the $13 million of post-combination compensation expense associated with employee retention agreements.

Unisys Federal

On March 13, 2020, the Company completed the acquisition of Unisys Federal, a former operating unit of Unisys Corporation. Unisys Federal provides infrastructure modernization, cloud migration, managed services, and enterprise IT-as-a-service solutions to U.S. federal civilian agencies and the Department of Defense. The Company purchased substantially all of the assets and liabilities of Unisys Federal for an aggregate purchase price of $1.2 billion. The Company used the net proceeds from its offering of Senior Notes and borrowings under the Term Loan B2 Facility, proceeds from the sale of receivables under its MARPA Facility, and cash on its balance sheet to finance the acquisition and pay related fees and expenses.

The Company recorded a $67 million provision for certain off-market customer contracts whose terms were unfavorable compared to the current market terms as of the acquisition date. An income approach was used to estimate fair value, involving estimates for future costs to complete the remaining performance under the contract as well as a market participant profit rate of return. The provision for off-market customer contracts is included in other long-term liabilities and is being amortized over the remaining contractual terms as an increase to revenue. During fiscal 2023 and 2022, the Company accelerated the amortization for certain off-market customer contracts as a result of changes in their expected contractual terms which resulted in additional amortization of $6 million and $15 million during fiscal 2023 and 2022, respectively. As of February 3, 2023, the remaining unamortized balance of the provision for certain off-market customer contracts is $5 million and is expected to be amortized by the end of fiscal 2024.

The Company incurred $49 million in acquisition-related costs associated with the acquisition of Unisys Federal, including $27 million of debt issue costs (as discussed in Note 11).

The amount of Unisys Federal's revenue and net income attributable to common stockholders included in the consolidated statements of income for fiscal 2021 was $669 million and $62 million, respectively.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma financial information presents the combined results of operations for Unisys Federal and the Company for the twelve months ended January 29, 2021:

	Year Ended
	January 29, 2021
Revenues	$ 7,146
Net income attributable to common stockholders	$ 258

The unaudited pro forma combined financial information presented above has been prepared from historical financial statements that have been adjusted to give effect to the acquisition of Unisys Federal as though it had occurred on the first day of fiscal 2020. They include adjustments for intangible asset amortization; interest expense and debt issuance costs on long-term debt; acquisition and other transaction costs; and certain costs allocated from the former parent. The unaudited pro forma financial information is not intended to reflect the actual results of operations that would have occurred if the acquisition had occurred on the first day of fiscal 2020, nor is it indicative of future operating results.

Note 5—Restructuring and Impairment:

Restructuring and impairment costs recognized were as follows:

		Year Ended		
	Statement of Income line item	February 3, 2023	January 28, 2022	January 29, 2021
		(in millions)		
2023 Restructuring:				
Severance and other employee costs	SG&A and Cost of revenues	$ 6	$ —	$ —
Other associated costs	SG&A	14	—	—
2022 Restructuring:				
Other associated costs	SG&A	—	1	—
2021 Restructuring:				
Severance and other employee costs	SG&A	—	—	4
2019 Restructuring:				
Severance and other employee costs	Acquisition and integration costs	—	—	2
Other associated costs	Acquisition and integration costs	—	—	4
Total restructuring costs		20	1	10
Impairment of assets	SG&A	4	1	1
Impairment of assets	Acquisition and integration costs	—	17	1
Total impairment of assets		4	18	2
Total restructuring costs and impairment		$ 24	$ 19	$ 12

In fiscal 2023, the Company initiated restructuring activities (the "2023 Restructuring") associated with the optimization of business processes and incurred consulting costs, severance and other employee costs, and other costs related to the consolidation of certain facilities. The Company expects to complete these restructuring activities in fiscal 2024. During fiscal 2023, cash paid for consulting costs was $5 million. The remaining liability for consulting costs ($2 million) and the severance and other employee costs will be paid in fiscal 2024.

In fiscal 2022, the Company initiated and completed restructuring activities (the "2022 Restructuring") associated with the optimization and consolidation of certain facilities. The 2022 Restructuring included total restructuring costs of $1 million which were fully paid as of January 28, 2022.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In fiscal 2021, the Company initiated and completed restructuring activities (the "2021 Restructuring") associated with an internal reorganization. As of January 29, 2021, the remaining liability associated with this restructuring was $4 million. During fiscal 2022, the Company made cash payments to fully settle this liability.

In fiscal 2019, the Company initiated restructuring activities (the "2019 Restructuring") to realize cost synergies from the integration of Engility Holdings, Inc. (collectively with its consolidated subsidiaries, "Engility," which we acquired on January 14, 2019), which included employee termination costs and other costs associated with the optimization and consolidation of facilities. The 2019 Restructuring included total restructuring costs of $51 million, comprised of $40 million for severance and other employee costs and $11 million of other associated costs, such as contract terminations and costs incurred for facility consolidation. Cash paid for severance and other employee costs was $3 million and $12 million during fiscal 2021 and 2020, respectively. Cash paid for other associated costs was $4 million and $7 million during fiscal 2021 and 2020, respectively. The 2019 Restructuring was completed in fiscal 2021 and there was no remaining liability associated with this restructuring as of February 3, 2023 and January 28, 2022.

During fiscal 2023, 2022 and 2021, the Company recognized impairment charges for certain assets associated with exited facilities of $4 million, $18 million and $2 million, respectively.

Note 6—Goodwill and Intangible Assets:

Goodwill

Goodwill had a carrying value of $2,911 million and $2,913 million as of February 3, 2023 and January 28, 2022, respectively. There were no impairments of goodwill during the periods presented.

Intangible Assets

Intangible assets, all of which were finite-lived, consisted of the following:

	February 3, 2023			January 28, 2022		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
	(in millions)					
Customer relationships	$ 1,467	$ (466)	$ 1,001	$ 1,467	$ (351)	$ 1,116
Backlog	—	—	—	17	(10)	7
Developed technology	10	(2)	8	10	(2)	8
Trade name	1	(1)	—	1	—	1
Total intangible assets	$ 1,478	$ (469)	$ 1,009	$ 1,495	$ (363)	$ 1,132

Amortization expense related to intangible assets was $125 million, $128 million and $147 million for fiscal 2023, 2022 and 2021, respectively. There were no impairments of intangible assets during the periods presented. Intangible assets with a gross carrying value of $19 million became fully amortized during fiscal 2023 and are no longer reflected in the gross carrying value and accumulated amortization as of February 3, 2023.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of February 3, 2023, the estimated future annual amortization expense related to intangible assets is as follows:

Fiscal Year		(in millions)
2024	$	115
2025		115
2026		115
2027		115
2028		98
Thereafter		451
Total	$	1,009

Actual amortization expense in future periods could differ from these estimates as a result of future acquisitions, divestitures, impairments and other factors.

Note 7—Property, Plant, and Equipment:

Property, plant, and equipment, depreciation and amortization methods, and estimated useful lives by major asset class were as follows:

	Depreciation or amortization method	Estimated useful lives (in years)	February 3, 2023	January 28, 2022
			(in millions)	
Computer equipment	Straight-line or declining balance	3-10	$ 92	$ 97
Capitalized software and software licenses	Straight-line or declining balance	3-10	47	47
Leasehold improvements	Straight-line	Shorter of lease term or 10	109	94
Office furniture and fixtures	Straight-line or declining balance	3-10	19	20
Buildings and improvements	Straight-line	40	7	7
Construction in process			11	16
Land			1	1
Property, plant, and equipment			286	282
Accumulated depreciation and amortization			(194)	(182)
Property, plant, and equipment, net			$ 92	$ 100

Depreciation and amortization expense for property, plant, and equipment was $32 million, $37 million and $32 million in fiscal 2023, 2022 and 2021, respectively.

Note 8—Stock-Based Compensation:

Plan Summaries

Certain of the Company's employees participate in the following four stock-based compensation plans: "2013 Equity Incentive Plan" (EIP), "Management Stock Compensation Plan," "2013 Employee Stock Purchase Plan" (ESPP), and the "2012 Long Term Performance Plan" (LTPP), which are herein referred to together as the "Plans." The Company issues new shares on the vesting of stock awards or exercise of stock options under these Plans.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The EIP provides the Company's employees and directors the opportunity to receive various types of stock-based compensation and cash awards. The terms of the stock-based awards granted to employees and directors are the same, except that those for directors cliff vest within one year of the grant date. As of February 3, 2023, the Company has outstanding stock options, vested and vesting stock awards, and performance share awards under this plan. Stock options granted under the EIP generally become exercisable 33%, 33% and 33% after one, two and three years, respectively, while vesting stock awards granted prior to fiscal 2020 generally vest 25%, 25%, 25% and 25% after one, two, three and four years, respectively. Vesting stock awards granted in fiscal 2020 and thereafter generally vest 33%, 33% and 33% after one, two and three years, respectively. The maximum contractual term for stock options granted under the EIP is ten years, but historically the Company has granted stock options with a seven-year contractual term. The requisite service period is accelerated for employees meeting retirement eligibility conditions. Vesting accelerates for eligible officers upon termination of employment, subject to certain conditions set forth in the Company's Executive Severance, Change in Control and Retirement Policy effective July 1, 2020. Stock-based awards generally provide for accelerated vesting if there is a change in control (as defined in the EIP). Vesting stock awards and performance share awards have forfeitable rights to dividends. As of February 3, 2023, the total authorized shares of common stock for issuance under the EIP is 8.5 million.

The Company grants performance-based stock awards to certain officers and key employees under the EIP. Performance shares are rights to receive shares of the Company's stock upon satisfaction of certain requirements. Performance-based stock awards granted prior to fiscal 2022 include service and performance conditions. Performance-based stock awards granted in fiscal 2022 and thereafter also include market conditions. For performance-based stock awards granted prior to fiscal 2023, the performance metrics are based on annual operating cash flows and a three year cumulative measure of earnings. For performance-based stock awards granted in fiscal 2023, the performance metrics are based on three year cumulative operating cash flows and a three year cumulative measure of earnings. The market conditions for awards granted in fiscal 2022 and thereafter are based on the Company's total shareholder return over the three year performance period as compared to the total shareholder return for a specified group of companies over the same period. These awards cliff vest at the end of the third fiscal year following the grant date, subject to meeting the minimum service requirements and the achievement of the Company's performance metrics and market conditions, with the number of shares ultimately issued, if any, ranging up to 200% of the specified target shares. If performance is below a minimum threshold level of performance, no shares will be issued.

The Management Stock Compensation Plan provides for awards in share units to eligible employees. Benefits are payable in shares of the Company's stock that are held in a trust for the purpose of funding benefit payments to the participants. During fiscal 2017, all remaining outstanding awards in the Management Stock Compensation Plan vested. The Board of Directors may at any time amend or terminate the Management Stock Compensation Plan. In the event of a change in control of the Company (as defined by the Management Stock Compensation Plan), participant accounts will be immediately distributed, otherwise participant accounts will generally be distributed upon retirement based on the participant's payout election, or upon termination. The Management Stock Compensation Plan does not provide for a maximum number of shares available for future issuance.

The Company's ESPP allows eligible employees to purchase shares of the Company's stock at a discount of up to 15% of the fair market value on the date of purchase. During the three fiscal years ended February 3, 2023, the ESPP discount was 5% of the fair market value on the date of purchase, thereby resulting in the ESPP being non-compensatory. As of February 3, 2023, 3.4 million shares of the Company's stock are authorized for issuance under the ESPP.

The LTPP provides certain employees of the Company the opportunity to receive various types of stock-based compensation awards. Vesting stock awards issued under the LTPP generally cliff vest at the end of the third fiscal year following the grant date. Vesting may be accelerated for employees meeting retirement eligibility conditions. Vesting stock awards under the LTPP have forfeitable rights to dividends.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expense and Related Tax Benefits Recognized

Stock-based compensation expense and related tax benefits recognized under the Plans were:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Stock-based compensation expense:			
Stock options	$ —	$ 1	$ 3
Vesting stock awards	38	36	32
Performance share awards	10	9	7
Total stock-based compensation expense	$ 48	$ 46	$ 42
Tax benefits recognized from stock-based compensation	$ 16	$ 15	$ 14

Stock-based compensation expense for stock options was not material for fiscal 2023.

Stock Options

Stock options are granted with their exercise price equal to the closing market price of the Company's stock on the last trading day preceding the grant date.

Stock option activity for the year ended February 3, 2023 was:

	Shares of stock under stock options	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
	(in millions)		(in years)	(in millions)
Outstanding at January 28, 2022	0.6	$ 72.34	3.3	$ 6
Options granted	—	—		
Options forfeited or expired	—	—		
Options exercised	(0.2)	68.89		
Outstanding at February 3, 2023	0.4	$ 74.57	2.9	$ 11
Exercisable at February 3, 2023	0.3	$ 74.67	2.8	$ 10
Vested and expected to vest at February 3, 2023	0.4	$ 74.57	2.9	$ 11

As of February 3, 2023, the unrecognized compensation cost, net of estimated forfeitures, related to stock options was not material.

The following table summarizes activity related to exercises of stock options:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Cash received from exercises of stock options	$ —	$ 1	$ —
Stock exchanged at fair value upon exercises of stock options	$ 1	$ 1	$ 1
Tax benefits from exercises of stock options	$ 1	$ 1	$ 2
Total intrinsic value of options exercised	$ 8	$ 4	$ 8

The fair value of stock option awards granted under the Company's plan were valued using the Black-Scholes option-pricing model based on the following assumptions:

Expected Term--The expected term was calculated from the Company's historical settlement data.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expected Volatility--The expected volatility is based on the historical volatility of the Company over a period commensurate with the expected term of the stock option as of the date of grant.

Risk-Free Interest Rate--The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option on the date of grant.

Dividend Yield--The dividend yield assumed over the expected term of the option is calculated based on the most recently announced dividend as of the grant date.

The weighted-average grant date fair value and assumptions used to determine the fair value of stock options granted for the periods presented were:

	Year Ended
	January 29, 2021
Weighted-average grant-date fair value	$ 17.54
Expected term (in years)	3.8
Expected volatility	35.5%
Risk-free interest rate	0.3%
Dividend yield	1.8%

Vesting Stock Awards

Vesting stock award activity for the year ended February 3, 2023 was:

	Shares of stock under vesting stock awards	Weighted-average grant date fair value
	(in millions)	
Unvested at January 28, 2022	1.0	$ 80.78
Awards granted	0.6	95.43
Awards forfeited	(0.1)	85.94
Awards vested	(0.5)	79.87
Unvested at February 3, 2023	**1.0**	**$ 89.60**

The grant date fair value of vesting stock awards is based on the closing market price of the Company's stock on the last trading day preceding the grant date. The weighted-average grant date fair value of the vesting stock awards granted in fiscal 2023, 2022 and 2021 was $95.43, $83.65 and $76.41, respectively. As of February 3, 2023 there was $46 million of unrecognized compensation cost, net of estimated forfeitures, related to vesting stock awards, which is expected to be recognized over a weighted-average period of 1.8 years. The fair value of vesting stock awards that vested in fiscal 2023, 2022 and 2021 was $44 million, $39 million and $32 million, respectively.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Performance Share Awards

Performance share award activity for the year ended February 3, 2023 was:

	Shares of stock under performance shares	Weighted-average grant date fair value
	(in millions)	
Unvested at January 28, 2022	0.2	$ 78.13
Awards granted	0.2	100.94
Awards forfeited	—	—
Awards vested	(0.1)	74.46
Performance adjustments	—	—
Unvested at February 3, 2023	**0.3**	**$ 91.63**

The actual number of shares to be issued upon vesting range between 0-200% of the specified target shares. In the table above, the number of performance shares are presented at 100% of the specified target shares, except for awards that vested and the performance adjustment. The vested amount reflects the number of shares to be issued based on the actual achievement of the performance goals for shares that vested during the period. The performance adjustment amount reflects the increase or decrease in the number of performance shares vested compared to the number of performance shares that would have vested at target.

The weighted-average grant date fair value of the performance share awards granted in fiscal 2023, 2022 and 2021 was $100.94, $80.57 and $74.40, respectively. For performance shares granted prior to fiscal 2022, the grant date fair value was based on the closing market price of the Company's common stock on the last trading day preceding the grant date. For performance share awards granted in fiscal 2022 and thereafter, the grant date fair value was determined using a Monte Carlo simulation model that incorporated multiple valuation assumptions, including the Company's expected total shareholder return relative to a specified group of companies defined within the award agreement. The primary assumptions included an expected volatility of 38.02% and 39.73% for fiscal 2023 and 2022, respectively, and a risk-free interest rate of 2.44% and 0.32% for fiscal 2023 and 2022, respectively. The expected volatility was based on the historical volatility of the Company over a period commensurate with the expected term of the award as of the date of grant. The risk-free interest rate was based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the award on the date of grant.

The fair value of performance share awards that vested in fiscal 2023 was $10 million. For unvested performance shares as of February 3, 2023 the Company expects to issue 0.3 million shares of stock in the future based on the estimated future achievement of the performance goals. As of February 3, 2023 there was $11 million of unrecognized compensation cost, net of estimated forfeitures, related to performance share awards, which is expected to be recognized over a weighted-average period of 1.8 years.

Note 9—Retirement Plans:

Defined Contribution Plans

The Company sponsors the Science Applications International Corporation Retirement Plan (a qualified defined contribution 401(k) plan) and an employee stock ownership plan, in which most employees are eligible to participate. There are a variety of investment options available, including the Company's stock.

The Science Applications International Corporation Retirement Plan allows eligible participants to contribute a portion of their income through payroll deductions and the Company makes matching company contributions and may also make discretionary contributions. The Company contributions expensed for defined contribution plans were $80 million, $79 million and $73 million in fiscal 2023, 2022 and 2021, respectively.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Compensation Plans

The Company maintains the Science Applications International Corporation Deferred Compensation Plan (DCP) which provides certain eligible employees and directors an opportunity to defer some or all of their compensation on an unfunded, nonqualified basis. Participant deferrals are fully vested and diversified at the participant's direction among the investment options offered under the DCP. Participant accounts are credited with a rate of return based on the performance of the investment options selected. Distributions are made in cash. Deferred balances are paid on retirement based on the participant's payout election, or upon termination. The Company may provide discretionary contributions to participants, but no Company contributions have been made.

The Science Applications International Corporation Key Executive Stock Deferral Plan (KESDP) was closed on December 31, 2014, and no further deferrals are allowed. Benefits from the KESDP are payable in shares of the Company's stock that may be held in trust for the purpose of funding benefit payments to KESDP participants. Vested deferred balances are paid on retirement based on the participant's payout election, or upon termination.

The Science Applications International Corporation 401(k) Excess Deferral Plan (Excess Plan) was also closed on December 31, 2014, and no further deferrals are allowed. Participant deferrals are fully vested and diversified at the participant's direction among the investment options offered under the Excess Plan. Deferred balances are paid on retirement or termination.

Defined Benefit Plans

In connection with the acquisition of Engility in fiscal 2019, SAIC assumed two defined benefit plans sponsored by Engility for certain current and former employees: a Defined Benefit Pension Plan (Pension Plan) and a Retiree Health Reimbursement Account Plan (RHRA Benefit Plan). Membership and participants' calculated pension benefit are frozen in the Pension Plan and membership in the RHRA Benefit Plan is frozen.

Our funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Additional amounts are contributed to assure that plan assets will be adequate to provide retirement benefits. During fiscal 2024, the Company expects to contribute $1 million to fund the RHRA Benefit Plan.

During fiscal 2023, the Company recognized a net gain of $4 million on its retirement plans within other comprehensive income. The gain was comprised of a $10 million gain due to an increase in discount rates, partially offset by a $6 million loss due to the difference between actual investment return and expected return.

During fiscal 2022, the Company recognized a net gain of $5 million on its retirement plans within other comprehensive income. The gain was comprised of a $4 million gain due to an increase in discount rates and a $1 million gain from the excess in actual investment return over the expected return.

During fiscal 2021, the Company recognized a net gain of $2 million on its retirement plans within other comprehensive loss. The gain was primarily comprised of a $3 million gain due to assumption changes other than discount rates, $2 million gain from the excess in actual investment return over the expected return, and $1 million in settlement charges, partially offset by a $4 million increase in liability caused by a decrease in the discount rates. The settlement charges were driven by the Company transferring out $6 million of assets to settle the obligations of certain retirees within the Pension Plan.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net Periodic Benefit Cost

The net periodic benefit (income) cost was as follows:

	Pension Plan			RHRA Benefit Plan		
			Year Ended			
	February 3, 2023	January 28, 2022	January 29, 2021	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)					
Interest cost on projected benefit obligation	$ 2	$ 1	$ 2	$ —	$ 1	$ —
Expected return on plan assets	(3)	(3)	(3)	—	—	—
Settlement cost	—	—	1	—	—	—
Net periodic benefit (income) cost	$ (1)	$ (2)	$ —	$ —	$ 1	$ —

Obligations and Funded Status

The projected benefit obligation, fair value of plan assets and funded status for each plan are as follows:

	Pension Plan		RHRA Benefit Plan	
	February 3, 2023	January 28, 2022	February 3, 2023	January 28, 2022
	(in millions)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 63	$ 70	$ 13	$ 14
Interest cost	2	1	—	1
Benefits paid	(5)	(5)	(1)	(1)
Actuarial gain	(8)	(3)	(2)	(1)
Benefit obligation at end of year	$ 52	$ 63	$ 10	$ 13
Change in plan assets:				
Fair value of plan assets at beginning of year	54	55	—	—
Actual return on plan assets	(3)	4	—	—
Employer contributions	—	—	1	1
Benefits paid	(5)	(5)	(1)	(1)
Fair value of plan assets at end of year	$ 46	$ 54	$ —	$ —
Unfunded status	$ 6	$ 9	$ 10	$ 13

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plan		RHRA Benefit Plan	
	February 3, 2023	January 28, 2022	February 3, 2023	January 28, 2022
	(in millions)			
Other accrued liabilities	$ —	$ —	$ 1	$ 1
Other long-term liabilities	6	9	9	12
Net amount recognized	$ 6	$ 9	$ 10	$ 13

Assumptions

The Company uses the spot rate approach to measure liabilities and interest costs for defined benefit obligations. Under the spot rate approach, the Company uses individual spot rates along the yield curve that correspond with the timing of each benefit payment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The discount rates represent the estimated rate at which we could effectively settle our defined benefit obligations using a high quality bond yield curve.

The assumed long-term rate of return on plan assets, which is the average return expected on the funds invested or to be invested to provide future benefits to pension plan participants, is determined by an annual review of historical returns on plan assets. In selecting the expected long-term rate of return on assets used for the Pension Plan, the Company considered its investment return goals stated in the Pension Plan's investment policy. This process included determining expected returns for the various asset classes that comprise the Pension Plan's target asset allocation.

The following assumptions were used to determine the benefit obligations and net periodic benefit costs:

	Pension Plan			RHRA Benefit Plan		
	February 3, 2023	January 28, 2022	January 29, 2021	February 3, 2023	January 28, 2022	January 29, 2021
Discount rate	4.94%	3.13%	2.47%	4.85%	2.78%	1.86%
Interest cost effective rate	2.61%	1.72%	2.47%	2.33%	1.35%	2.27%
Expected rate of return on assets	5.25%	5.50%	5.50%	N/A	N/A	N/A

Pension Plan Assets

The Company's investment policy includes a periodic review of the Pension Plan's investment in the various asset classes. During fiscal 2023, the Company's overall investment strategy was for plan assets to achieve a long-term rate of return of 5.25%, with a wide diversification of asset types, fund strategies and fund managers. The target allocation for the plan assets is 44% in domestic equity securities, 20% international equity securities, 31% in fixed income securities and 5% in cash and cash equivalents. The risk management practices include regular evaluations of fund managers to ensure the risk assumed is commensurate with the given investment style and objectives. According to the plan's investment policy, performance will be evaluated across all time periods, with a particular emphasis on longer-term returns relative to associated peers and benchmarks.

The fair value measurement of plan assets by category is as follows:

Asset Category	Fair Value Hierarchy	February 3, 2023	January 28, 2022
		(in millions)	
Mutual funds			
Equity	Level 1	$ 30	$ 34
Fixed income	Level 1	8	9
Guaranteed deposit account	Level 3	1	3
Subtotal		39	46
Collective trust - fixed income[1]	Measured at NAV	7	8
Total		$ 46	$ 54

(1)   Collective trusts are measured at fair value using net asset value (NAV) as a practical expedient and have not been categorized in the fair value hierarchy.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurement Using Significant Unobservable Inputs (Level 3)

A reconciliation of the beginning and ending balances of the Guaranteed Deposit Account (GDA) is as follows:

	Guaranteed Deposit Account
	(in millions)
Balance at January 29, 2021	$ 3
Purchases	5
Sales	(5)
Balance at January 28, 2022	3
Purchases	3
Sales	(5)
Balance at February 3, 2023	$ 1

The GDA is designed to provide liquidity and safety of principal with a competitive guaranteed rate of return. The fair value of the GDA approximates the market value of underlying investments by discounting expected future investment cash flow from both investment income and repayment of principal for each investment purchased directly for the defined benefit segment of the General Account. Principal and accumulated interest are fully guaranteed by Prudential Retirement Insurance and Annuity Company (PRIAC). The declared interest rate is announced each year in advance and is determined by PRIAC. The GDA invests in a broadly diversified, fixed-income portfolio within PRIAC's general account. The portfolio is invested in public bonds, commercial mortgages and private placement bonds.

Estimated Future Benefit Payments

The following table sets forth the expected timing of benefit payments by fiscal year:

Fiscal Year	Pension Plan	RHRA Benefit Plan	Total
	(in millions)		
2024	$ 5	$ 1	$ 6
2025	5	1	6
2026	5	1	6
2027	5	1	6
2028	4	1	5
Five subsequent fiscal years	$ 21	$ 5	$ 26

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10—Income Taxes:

Substantially all of the Company's income before income taxes for the three fiscal years ended February 3, 2023 is subject to taxation in the United States. The provision for income taxes for each of the periods presented include the following:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Current:			
Federal	$ 69	$ 13	$ 34
State	20	7	14
Deferred:			
Federal	(15)	48	10
State	(2)	11	2
Total	$ 72	$ 79	$ 60

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes for each of the periods presented was as follows:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Amount computed at the statutory federal income tax rate	$ 79	$ 75	$ 57
State income taxes, net of federal tax benefit	13	16	13
Research and development and other federal credits	(8)	(9)	(8)
Non-deductible compensation	3	3	3
Excess tax benefits for stock-based compensation	(3)	(3)	(3)
Foreign-derived intangible income	(12)	(6)	(1)
Other	—	3	(1)
Total	$ 72	$ 79	$ 60
Effective income tax rate	19.3 %	22.1 %	22.1 %

The effective income tax rate for fiscal 2023 is below the rate in fiscal 2022 primarily due to additional tax deductions from foreign-derived intangible income studies.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes are recorded for differences in the basis of assets and liabilities for financial reporting purposes and tax reporting purposes. Deferred tax assets (liabilities) were comprised of:

	February 3, 2023		January 28, 2022
	(in millions)		
Accrued vacation and bonuses	$ 28	$	30
Accrued liabilities	17		12
Deferred compensation	17		18
Stock awards	9		10
Net operating loss and other carryforwards	80		94
Fixed asset basis difference	2		—
Deferred revenue	—		17
Lease liability	50		63
Research and development expenditures	152		—
Accumulated other comprehensive loss	—		13
Valuation allowance	(8)		(7)
Total deferred tax assets	347		250
Deferred revenue	(21)		—
Payroll tax deferral	(2)		(2)
Fixed asset basis difference	—		(3)
Purchased intangible assets	(264)		(235)
Right of use assets	(40)		(53)
Accumulated other comprehensive income	(6)		—
Total deferred tax liabilities	(333)		(293)
Net deferred tax assets (liabilities)	$ 14	$	(43)

For fiscal 2023, net deferred tax assets are presented in other assets on the consolidated balance sheets. For fiscal 2022, net deferred tax liabilities are presented as deferred income taxes on the consolidated balance sheets. Deferred tax assets for both periods include state tax credit carryforwards for which the Company has set up a valuation allowance.

The changes in the unrecognized tax benefits, excluding accrued interest and penalties, were:

	Year Ended					
	February 3, 2023		January 28, 2022		January 29, 2021	
	(in millions)					
Unrecognized tax benefits at beginning of the year	$	78	$	66	$	51
Additions for tax positions related to prior years		5		2		8
Additions for tax positions related to the current year		75		10		9
Reductions for prior year tax positions related to statute expiration		—		—		(2)
Unrecognized tax benefits at end of the year	$	158	$	78	$	66
Unrecognized tax benefits that, if recognized, would affect the effective income tax rate	$	90	$	70	$	66

Beginning in fiscal 2023, the Tax Cuts and Jobs Act of 2017 (TCJA) eliminated the option for taxpayers to deduct certain research and development expenditures in the year incurred and instead requires taxpayers to capitalize and amortize such research expenditures over five years. During the year ended February 3, 2023, as a result of

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the TCJA, the Company recognized an increase in unrecognized tax benefits of approximately $61 million with a corresponding increase to net deferred tax assets. It is reasonably possible that within the next twelve months our liabilities associated with uncertain tax positions may increase by approximately $50 million related to capitalized research and development costs. The actual impact will depend on the amount of research and development costs incurred by the Company, whether Congress modifies, or repeals this provision and whether new guidance and interpretive rules are issued by the U.S. Treasury, among other factors.

The Company recognizes net interest and penalties as a component of income tax expense. As of February 3, 2023, our accrued interest and penalties related to unrecognized tax benefits was approximately $8 million.

The Company has filed income tax returns in the U.S. and in various foreign jurisdictions, which may be subject to routine compliance reviews by the Internal Revenue Service (IRS) and other taxing authorities. While the Company believes it has adequate accruals for uncertain tax positions, the tax authorities may determine that the Company owes taxes in excess of recorded accruals or the recorded accruals may be in excess of the final settlement amounts agreed to by tax authorities. The Company's tax returns for fiscal years 2016 through 2022 remain subject to examination by the IRS and various other tax jurisdictions. The Company is currently under examination by the IRS for fiscal years 2016 through 2019.

As of February 3, 2023, the Company has approximately $62 million of tax effected federal loss carryforwards, $9 million of tax effected state loss carryforwards and approximately $9 million of state credit carryforwards that will begin to expire in fiscal 2025. The valuation allowance of $8 million at February 3, 2023 relates to these state credit carryforwards.

Note 11—Debt Obligations:

The Company's long-term debt as of the periods presented was as follows:

			February 3, 2023			January 28, 2022		
	Stated interest rate	Effective interest rate	Principal	Unamortized debt issuance costs	Net	Principal	Unamortized debt issuance costs	Net
				(in millions)				
Term Loan A Facility due June 2027	5.91 %	6.03 %	$ 1,230	$ (5)	$1,225	$ —	$ —	$ —
Term Loan A Facility due October 2023	— %	— %	$ —	$ —	$ —	$ 785	$ (5)	$ 780
Term Loan A2 Facility due October 2023	— %	— %	—	—	—	100	—	100
Term Loan B Facility due October 2025	6.54 %	6.75 %	488	(3)	485	983	(7)	976
Term Loan B2 Facility due March 2027	6.54 %	6.99 %	272	(4)	268	272	(5)	267
Senior Notes due April 2028	4.88 %	5.11 %	400	(4)	396	400	(5)	395
Total long-term debt			$ 2,390	$ (16)	$2,374	$2,540	$ (22)	$2,518
Less current portion			31	—	31	148	—	148
Total long-term debt, net of current portion			$ 2,359	$ (16)	$2,343	$2,392	$ (22)	$2,370

As of February 3, 2023, the Company has a $3.0 billion secured credit facility (the Credit Facility) consisting of a Term Loan A Facility due June 2027, a Term Loan B Facility due October 2025, a Term Loan B2 Facility due March 2027 (together, the Term Loan Facilities), and a $1.0 billion secured Revolving Credit Facility due June 2027. Any obligations under the Credit Facility are secured by liens on substantially all of the assets of the Company and its subsidiaries. The Revolving Credit Facility is available to the Company through June 2027 and there is no balance outstanding as of February 3, 2023. During fiscal 2023, the Company borrowed and repaid $410 million under the Revolving Credit Facility. As of February 3, 2023, the Company was in compliance with the covenants under its Credit Facility.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2019, the Company entered into the Third Amended and Restated Credit Agreement (Third Amended Credit Agreement). The Third Amended Credit Agreement contains certain restrictive covenants applicable to the Company and its subsidiaries including a requirement to maintain a Senior Secured Leverage Ratio (as defined in the Third Amended Credit Agreement) of not greater than 3.75 to 1.00 until the effectiveness of the acquisition of Engility, not greater than 4.50 to 1.00 upon the effectiveness of the acquisition and for the succeeding six fiscal quarters, and not greater than 4.00 to 1.00 thereafter, unless a Permitted Acquisition (as defined in the Third Amended Credit Agreement) occurs in which case not greater than 4.25 to 1.00 for three consecutive quarters following such a transaction.

Borrowings under the Term Loan A Facility due October 2023 amortized quarterly beginning on January 31, 2020 at 1.25% of the original borrowed amount thereunder, with such quarterly amortization payments increasing to 1.875% on January 31, 2021 and then to 2.50% on January 31, 2022. Borrowings under the Term Loan B Facility due October 2025 amortize quarterly at 0.25% of the original borrowed amount.

On March 13, 2020, the Company entered into the Second Amendment to the Third Amended and Restated Credit Agreement (Second Amendment), which established, among other things, a new $600 million senior secured term loan "B" credit facility commitment (the Term Loan B2 Facility due March 2027) that was funded in full contemporaneously with the closing of the acquisition of Unisys Federal (see Note 4).

Borrowings under the Term Loan B2 Facility due March 2027 amortize quarterly beginning on July 31, 2020 at 0.25% of the original borrowed amount with the remaining unamortized balance due in full upon its maturity, March 13, 2027. The Term Loan B2 Facility due March 2027 is subject to the same mandatory prepayments as the Company's existing term loans under the Credit Facility and is subject to the same covenants and events of default as the Company's Term Loan B Facility due October 2025. During fiscal 2021, the Company made voluntary principal prepayments on the Term Loan B2 Facility due March 2027 of $325 million. The Company wrote off debt issuance costs associated with the voluntary principal prepayments of $8 million.

On March 13, 2020, to partially finance the acquisition of Unisys Federal, the Company issued $400 million of unsecured 4.875% Senior Notes due 2028 (the Senior Notes) through a private offering. Interest is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2020, and the principal is due on April 1, 2028.

The Company incurred $27 million of debt issue costs associated with the Second Amendment, the issuance of the Senior Notes, and an undrawn bridge facility that terminated upon the consummation of the acquisition of Unisys Federal. The Company deferred $22 million of financing fees and recognized $5 million of expenses associated with the undrawn bridge facility, which was included in interest expense. Deferred financing fees are amortized to interest expense utilizing the effective interest method.

On March 1, 2021, the Company executed the Third Amendment to the Third Amended and Restated Credit Agreement, which reduced the applicable margin for the Term Loan B2 Facility due March 2027 for LIBOR loans from 2.25% to 1.875% and for base rate loans from 1.25% to 0.875%.

On July 2, 2021, the Company executed the Fourth Amendment to the Third Amended and Restated Credit Agreement, which established a new senior secured incremental term loan credit facility commitment in the amount of $100 million (the Term Loan A2 Facility due October 2023). The entirety of the Term Loan A2 Facility due October 2023 was borrowed by the Company and the proceeds were immediately used to pay a portion of the purchase price of Halfaker (see Note 4).

On June 30, 2022, the Company executed the Fifth Amendment to the Third Amended and Restated Credit Agreement (Fifth Amendment), which established, among other things, a $1,230 million senior secured term loan credit facility (Term Loan A Facility due June 2027) and increased the Revolving Credit Facility commitment from $400 million to $1,000 million. The entire Term Loan A Facility due June 2027 was immediately borrowed by the Company and the proceeds were used to pay in full the outstanding principal balances under the Term Loan A Facility due October 2023 and Term Loan A2 Facility due October 2023 and to prepay $400 million of principal on the Term Loan B Facility due October 2025. In fiscal 2023, the Company wrote off deferred debt issuance costs of $3 million associated with the Term Loan B Facility due October 2025 voluntary principal prepayments which was recognized in interest expense.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Borrowings under the Term Loan A Facility due June 2027 amortize quarterly beginning on October 31, 2023 at 1.250% of the original borrowed amount thereunder, with such quarterly amortization increasing to 1.875% on October 31, 2024 and to 2.500% on October 31, 2025. The Term Loan A Facility due June 2027 may be prepaid at any time without penalty and is subject to the same mandatory prepayments, including from excess cash flow, as the Company's existing term loans under the Credit Facility.

Prior to its prepayment on June 30, 2022, borrowings under the Term Loan A2 Facility due October 2023 amortized quarterly beginning on October 31, 2021 at 0.3125% of the original borrowed amount thereunder. The Term Loan A2 Facility due October 2023 bore interest at a variable rate of interest based on LIBOR or a base rate, plus an applicable margin of 1.25% to 2.00% for LIBOR loans and 0.25% to 1.00% for base rate loans, dependent on the Company's leverage ratio.

As a result of the Fifth Amendment, the maturity date for the Revolving Credit Facility was extended to, and the maturity date of the Term Loan A Facility due June 2027 is, the earlier of June 30, 2027 or 91 days prior to the earliest term loan "B" facility maturity date (subject to acceleration in certain circumstances). The Term Loan A Facility due June 2027 is secured by substantially all of the assets of the Company and the Company's wholly owned domestic subsidiaries, and is guaranteed by each of the Company's wholly owned domestic subsidiaries. The Term Loan A Facility due June 2027 is subject to the same covenants and events of default as the Company's existing term loans under the Credit Facility.

Effective with the Fifth Amendment, all interest rates under the Credit Facility transitioned from LIBOR to Term Secured Overnight Financing Rate (Term SOFR) plus 0.10% for US dollar denominated loans, Sterling Overnight Index Average (SONIA) for UK pound sterling denominated loans, and Euro Interbank Offered Rate (EURIBOR) for Euro denominated loans. The applicable interest rate margins under the Term Loan A Facility due June 2027 and the Revolving Credit Facility were reduced to a range from 0.75% to 1.75% per annum for Term SOFR, SONIA and EURIBOR loans, and from 0% to 0.75% per annum for base rate loans, in each case based on the Company's leverage ratio. Commitment fees for undrawn amounts under the Revolving Credit Facility were also reduced to a range of 0.125% to 0.25% per annum based on the Company's leverage ratio.

The Company incurred $8 million of debt issuance costs associated with the Fifth Amendment, of which $2 million was recognized in interest expense, with the remaining $6 million deferred and amortized to interest expense through the maturity dates of the facilities utilizing the effective interest rate method.

The scheduled principal repayments for the Term Loan Facilities may be further reduced or eliminated by annual mandatory prepayments of a portion of SAIC's Excess Cash Flow (as defined in the Third Amended Credit Agreement). Mandatory principal prepayments are allocated to the Term Loan Facilities on a pro rata basis and reduce the remaining scheduled principal installments for each facility. Voluntary principal prepayments may be applied to either or individual loans at the Company's direction. In addition to the voluntary principal prepayments mentioned above associated with the Second Amendment and Fifth Amendment, the Company made $90 million and $35 million of voluntary principal prepayments on the Term Loan B Facility due October 2025 in fiscal 2023 and 2022, respectively.

Maturities of long-term debt as of February 3, 2023 are:

Fiscal Year		Total
		(in millions)
2024	$	31
2025		77
2026		596
2027		123
2028		1,163
Thereafter		400
Total principal payments	$	2,390

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Derivative Instruments Designated as Cash Flow Hedges:

The Company's derivative instruments designated as cash flow hedges consist of:

	Notional Amount at February 3, 2023	Pay Fixed Rate	Receive Variable Rate	Settlement and Termination	Fair Value of Asset (Liability)[1] at	
					February 3, 2023	January 28, 2022
	(in millions)				(in millions)	
Interest rate swaps #1	685	2.96 %	Term SOFR	Monthly through October 31, 2025	16	(39)
Interest rate swaps #2	475	2.36 %	Term SOFR	Monthly through October 31, 2023	9	(12)
Total	$ 1,160				$ 25	$ (51)

(1) The fair value of the fixed interest rate swap asset is included in other assets on the consolidated balance sheets. The fair value of the fixed interest rate swaps liability is included in other accrued liabilities on the consolidated balance sheets.

The Company is party to fixed interest rate swap instruments that are designated and accounted for as cash flow hedges to manage risks associated with interest rate fluctuations on a portion of the Company's floating rate debt. The counterparties to all swap agreements are financial institutions. See Note 13 for the unrealized change in fair values on cash flow hedges recognized in other comprehensive income (loss) and the amounts reclassified from accumulated other comprehensive income (loss) into earnings for the current and comparative periods presented. The Company estimates that it will reclassify $22 million of unrealized gains from accumulated other comprehensive income into earnings in the twelve months following February 3, 2023.

On June 30, 2022 and in conjunction with the Fifth Amendment, the Company transitioned the variable rate on its interest rate swaps from 1-month LIBOR to 1-month Term SOFR. Effective with the transition, the Company will pay fixed rates of 2.96% and 2.36% on the group of interest rate swaps maturing on October 31, 2025 and October 31, 2023, respectively. The Company elected to apply the optional expedient in ASC 848, Reference Rate Reform, in connection with transitioning its interest rate swaps from LIBOR to Term SOFR that enabled it to consider the new swaps a continuation of the existing contracts. As a result, the transition did not have an impact on the Company's hedge accounting or a material impact to the Company's financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13—Changes in Accumulated Other Comprehensive Income (Loss) by Component:

The following table presents the changes in accumulated other comprehensive income (loss) attributable to the Company's defined benefit plans and fixed interest rate swap cash flow hedges that are discussed in Note 9 and Note 12, respectively.

	Unrealized Gains (Losses) on Fixed Interest Rate Swap Cash Flow Hedges[1]		Defined Benefit Obligation Adjustment[2]		Total	
			(in millions)			
Balance at January 31, 2020	$	(67)	$	(5)	$	(72)
Other comprehensive (loss) income before reclassifications		(55)		1		(54)
Amounts reclassified from accumulated other comprehensive loss		29		1		30
Income tax impact		7		—		7
Net other comprehensive (loss) income		(19)		2		(17)
Balance at January 29, 2021	**$**	**(86)**	**$**	**(3)**	**$**	**(89)**
Other comprehensive income before reclassifications		31		5		36
Amounts reclassified from accumulated other comprehensive loss		34		—		34
Income tax impact		(17)		(1)		(18)
Net other comprehensive income		48		4		52
Balance at January 28, 2022	**$**	**(38)**	**$**	**1**	**$**	**(37)**
Other comprehensive income before reclassifications		67		4		71
Amounts reclassified from accumulated other comprehensive income (loss)		9		—		9
Income tax impact		(20)		(1)		(21)
Net other comprehensive income		56		3		59
Balance at February 3, 2023	**$**	**18**	**$**	**4**	**$**	**22**

(1)   The amount reclassified from accumulated other comprehensive income (loss) is included in interest expense.

(2)   The amount reclassified from accumulated other comprehensive income (loss) is included in other (income) expense, net.

Note 14—Sale of Receivables:

The Company has a Master Accounts Receivable Purchase Agreement (MARPA Facility) with MUFG Bank, Ltd. (the Purchaser) for the sale of up to a maximum amount of $300 million of certain designated eligible receivables with the U.S. government. Effective March 31, 2022, the Company amended the MARPA Facility to transition the purchase discount rate defined within the facility agreement from using LIBOR to Term SOFR. The amendment did not have a material impact on the Company's financial statements. The receivables sold under the MARPA Facility are without recourse for any U.S. government credit risk. The MARPA Facility automatically renews each year unless one of the parties gives prior notice to terminate.

The receivable transfers under the MARPA Facility have been recognized as sales, as the receivables had been legally isolated from the Company, the financial institution had a right to pledge or exchange the assets received and we do not maintain effective control over the transferred receivables. The fair value of the sold receivables approximated their book value due to their short-term nature.

The Company does not retain an ongoing financial interest in the transferred receivables other than cash collection and administrative services. The Company estimated that its servicing fee was at fair value and therefore has not recognized a servicing asset or liability as of February 3, 2023 and January 28, 2022. Proceeds from the sale of receivables are reflected as cash flows from operating activities on the consolidated statements of cash flows.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2023, 2022 and 2021, the Company incurred purchase discount fees of $8 million, $2 million and $2 million, respectively, which are presented in other (income) expense, net on the consolidated statements of income.

MARPA Facility activity consisted of the following:

	Year Ended	
	February 3, 2023	January 28, 2022
	(in millions)	
Beginning balance	$ 200	$ 185
Sale of receivables	3,729	3,224
Cash collections	(3,679)	(3,209)
Outstanding balance sold to Purchaser[1]	250	200
Cash collected, not remitted to Purchaser[2]	(30)	(23)
Remaining sold receivables	$ 220	$ 177

(1) For fiscal 2023 and 2022, the Company recorded a net increase to cash flows from operating activities of $50 million and $15 million, respectively, from sold receivables.

(2) Primarily represents the cash collected on behalf of but not yet remitted to the Purchaser as of February 3, 2023 and January 28, 2022. This balance is included in accounts payable on the consolidated balance sheets.

Note 15—Leases:

Total operating lease cost is comprised of the following:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Operating lease cost	$ 67	$ 92	$ 74
Variable lease cost	11	17	21
Short-term lease cost	2	9	35
Sublease income	—	(1)	(2)
Total lease cost	$ 80	$ 117	$ 128

Lease cost and sublease income are included primarily in cost of revenues and SG&A, except for $12 million and $1 million of impairment of right of use assets for fiscal 2022 and 2021, respectively, that are included in acquisition and integration costs.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's ROU assets and lease liabilities consisted of the following:

	Balance Sheet line item	February 3, 2023		January 28, 2022
		(in millions)		
Operating lease ROU asset	Operating lease right of use assets	$	158	$	209
Operating lease current liability	Other accrued liabilities		42		52
Operating lease non-current liability	Operating lease liabilities		152		192
Total operating lease liabilities		$	194	$	244

Other supplemental operating lease information consists of the following:

	Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
	(in millions)		
Cash paid for amounts included in the measurement of operating lease liabilities	$ 62	$ 74	$ 77
ROU assets obtained in exchange for new operating lease obligations	$ 15	$ 54	$ 110

Maturities of operating lease liabilities as of February 3, 2023 were as follows:

Fiscal Year	Total
	(in millions)
2024	$ 48
2025	49
2026	41
2027	35
2028	19
Thereafter	19
Total minimum lease payments	211
Less: imputed interest	(17)
Present value of operating lease liabilities	$ 194

The weighted-average remaining lease term and the weighted-average discount rate was 5 years and 3.5% as of February 3, 2023, respectively, and 5 years and 3.1% as of January 28, 2022, respectively.

As of February 3, 2023, the Company had rental commitments of $3 million for facility leases that have not yet commenced. These operating leases are expected to commence in fiscal 2024 and have a weighted-average lease term of approximately 10 years.

During fiscal 2023, the Company recognized revenue of $23 million from the exercise of purchase options under certain lessor arrangements. Operating lease income was $2 million, $18 million and $40 million for fiscal 2023, 2022 and 2021, respectively. As of February 3, 2023, the Company's remaining lessor arrangements were immaterial.

Note 16—Business Segment Information:

The Company is organized as a matrix comprised of two customer facing operating sectors supported by an enterprise solutions and operations organization. We define our operating sectors based on the way our chief operating decision maker (CODM), currently our Chief Executive Officer, manages the operations for the purpose of allocating resources and assessing performance.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The two operating sectors are responsible for customer relationships, business development and program management, and delivery and execution, while the enterprise solutions and operations organization manages the development of our offerings, solutions and capabilities. Each of the Company's two customer facing operating sectors is focused on providing both (1) growth and technology accelerating solutions and (2) core IT service offerings to one or more agencies of the U.S. federal government. Growth and technology accelerating solutions include the delivery of secure cloud modernization, outcome based enterprise IT as-a-service, and the integration, production and modernization of defense systems. Core IT services include systems engineering, the operation and maintenance of existing IT systems and networks, and logistics and supply chain solutions. The Company's operating sectors are aggregated into one reportable segment because they have similar economic characteristics and meet the other aggregation criteria including similarities in the nature of the services provided, methods of service delivery, customers served and the regulatory environment in which they operate.

Substantially all of the Company's revenues and tangible long-lived assets are generated and located in the United States. As such, financial information by geographic location is not presented.

In each of fiscal 2023, 2022 and 2021, 98% of our total revenues were attributable to prime contracts with the U.S. government or to subcontracts with other contractors engaged in work for the U.S. government.

Note 17—Legal Proceedings and Commitments and Contingencies:

Legal Proceedings

The Company is involved in various claims and lawsuits arising in the normal conduct of its business, none of which the Company's management believes, based on current information, is expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

In April 2022, the Company received a Federal Grand Jury Subpoena in connection with a criminal investigation being conducted by the U.S. Department of Justice, Antitrust Division (DOJ). As required by the subpoena, the Company has provided the DOJ with a broad range of documents related to the investigation, and the Company's collection and production process remains ongoing. The Company is fully cooperating with the investigation. At this time, it is not possible to determine whether the Company will incur, or to reasonably estimate the amount of, any fines, penalties or further liabilities in connection with the investigation pursuant to which the subpoena was issued.

AAV Termination for Convenience

On August 27, 2018, the Company received a stop-work order from the United States Marine Corps on the Assault Amphibious Vehicle (AAV) contract and on October 3, 2018 the program was terminated for convenience by the customer. The Company is continuing to negotiate with the Marine Corps to recover costs associated with the termination.

Government Investigations, Audits and Reviews

The Company is routinely subject to investigations and reviews relating to compliance with various laws and regulations with respect, in particular, to its role as a contractor to federal, state and local government customers and in connection with performing services in countries outside of the United States. U.S. government agencies, including the DCAA, the Defense Contract Management Agency and others, routinely audit and review a contractor's performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor's compliance with government standards for its business systems. Adverse findings in these investigations, audits, or reviews can lead to criminal, civil or administrative proceedings, and the Company could face disallowance of previously billed costs, penalties, fines, compensatory damages, and suspension or debarment from doing business with governmental agencies. Due to the Company's reliance on government contracts, adverse findings could also have a material impact on the Company's business, including its financial position, results of operations and cash flows.

The indirect cost audits by the DCAA of the Company's business remain open for certain prior years and the current year. Although the Company has recorded contract revenues based on an estimate of costs that the Company believes will be approved on final audit, the Company does not know the outcome of any ongoing or future audits. If

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

future completed audit adjustments exceed the Company's reserves for potential adjustments, the Company's profitability could be materially adversely affected.

As of February 3, 2023, the Company believes it has adequately reserved for estimated net amounts to be refunded to customers for potential adjustments for indirect cost audits and compliance with CAS.

Letters of Credit and Surety Bonds

The Company has outstanding obligations relating to letters of credit of $9 million as of February 3, 2023, principally related to guarantees on insurance policies. The Company also has outstanding obligations relating to surety bonds in the amount of $19 million, principally related to performance and payment bonds on the Company's contracts.

Note 18—Subsequent Events:

FSA Amendment

On February 4, 2023, the Company sold 0.1% of its ownership interest in FSA to its sole joint venture partner for a nominal amount. As a result of the sale and the corresponding amendment to the joint venture operating agreement, the Company will no longer control the joint venture as of the date of the transaction and will therefore account for its retained interest as an equity method investment from the date of the transaction.

Silicon Valley Bank

On March 10, 2023, it was announced that Silicon Valley Bank (SVB) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. As of March 10, 2023, the Company held an immaterial amount of its cash and cash equivalents at SVB. As of the date of this report, the Company regained access to all of its funds that were previously held in deposit accounts with SVB and has transferred substantially all funds to an alternative financial institution.

Agreement to Sell Logistics and Supply Chain Management Business

On March 23, 2023, SAIC executed a definitive agreement to sell its logistics and supply chain management business to ASRC Federal Holding Company, LLC (ASRC Federal), a subsidiary of Arctic Slope Regional Corporation, for $350 million of pre-tax cash proceeds, which allows us to advance our focus on long-term strategic growth areas. The transaction is expected to close in the first half of fiscal 2024, subject to the satisfaction of customary closing conditions, including the receipt of required regulatory approvals, and is expected to result in a gain.

Quarterly Dividend Declared

Subsequent to the end of fiscal 2023, on March 29, 2023, the Company's Board of Directors declared a cash dividend of $0.37 per share of the Company's common stock payable on April 28, 2023 to stockholders of record on April 14, 2023.

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STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

Science Applications International Corporation (SAIC)
12010 Sunset Hills Road
Reston, VA 20190
703.676.4300
Website: www.saic.com

STOCK LISTING

SAIC common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol SAIC.

TRANSFER AGENT AND REGISTRAR

Computershare
c/o: Shareholder Services
50 Royall Street, Suite 101
Canton, MA 02021
855.679.7242
Website: www.computershare.com/saicaccess

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
1775 Tysons Boulevard
McLean, VA 22102

VIRTUAL ANNUAL MEETING

The Annual Meeting of Stockholders is scheduled to be held virtually via webcast on June 7, 2023 (9:00 am E.T.) at www.virtualshareholdermeeting.com/SAIC2023.

Instructions on how to participate online will be included in the Proxy Statement.

CERTIFICATIONS

The CEO/CFO certifications required to be filed with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act are included as Exhibits 31.1 and 31.2 on our Annual Report on Form 10-K. In addition, an annual CEO certification was submitted by the company's CEO to the NYSE on June 9, 2022 in accordance with the company's listing standards.

INVESTOR RELATIONS

Questions from stockholders, analysts, and others can be directed to:

Joseph W. DeNardi
Vice President of Investor Relations

SAIC
12010 Sunset Hills Road
Reston, VA 20190
703.488.8528
investorrelations@saic.com
Website: https://investors.saic.com

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CORPORATE
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Reston, VA 20190

saic.com

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